IOCHPE-MAXION

07020170

IOCHPE-MAXION S.A.
- 13º andar - Tel.: (011) 5508-3800
Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

December 26th, 2006

RECEIVED
2007 JAN -3 A 7:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Iochpe-Maxion S.A. (the "Issuer")
File Number 82-3722

SUPPL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

1. Quarterly Information (ITR), as of September, 2006;
2. Fact Sheet, as of September 30, 2006;
3. Presentation Styled "Iochpe-Maxion" for the Third Quarter of 2006 (Merill Lynch Small and Mid Cap Day);
4. Presentation Styled "Iochpe-Maxion" for the Conference Call for the Third Quarter of 2006;
5. October 9, 2006 Conference call transcript translated to English
6. Announcements to the Market, as of August 16, 2006; November 7, 2006; November 6, 2006
7. Related Party Agreements List as of September, 2006;
8. Press releases dated November 6, 2006;
9. Earnings releases for 3Q06;
10. Events Calendar for 2006 – update;
11. Report of trades in company securities, on the CVM consolidated and individual forms, during the period of August 2006 to November 2006 (Portuguese only);
12. Annual Information (IAN) - 2005;

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Very truly yours,

Oscar A. F. Becker

Enclosure

Quarterly Information (ITR), as of September, 2006;

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2006

External Disclosure
Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75
4 - NIRE (Corporate Registry ID)		
35300014022		

01.02 - HEADQUARTERS

1 - ADDRESS			2 - DISTRICT	
Rua Luigi Galvani, 146 – 13º andar			Brooklin Novo	
3 - ZIP CODE	4 - CITY			5 - STATE
04575-020	São Paulo			SP
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
011	5508-3803	-	-	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
011	5506-7353	-	-	
15 - E-MAIL				
becker@iochpe.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME				
Oscar Antonio Fontoura Becker				
2 – ADDRESS			3 - DISTRICT	
Rua Luigi Galvani, 146 – 13º andar			Brooklin Novo	
4 - ZIP CODE	5 - CITY			6 - STATE
04575-020	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	5508-3803	-	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
011	5506-7353	-	-	
15 - E-MAIL				
becker@iochpe.com.br				

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 – END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	3	7/1/2006	9/30/2006	2	4/01/2006	6/30/2006

09 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
KPMG Auditores Independentes	00418-9
11. TECHNICIAN IN CHARGE	12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID)
Adelino Dias Pinho	223.164.858-04

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

September 30, 2006

External Disclosure
Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 9/30/2006	2 – PREVIOUS QUARTER 6/30/2006	3 – SAME QUARTER, PREVIOUS YEAR 9/30/2005
Paid-up Capital			
1 – Common	18,428	18,428	18,428
2 – Preferred	34,804	34,804	34,804
3 – Total	53,232	53,232	53,232
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private
4 - ACTIVITY CODE 3070 – Management and Venture Capital Company – Machinery, Equipment, Vehicles and Auto parts
5 - MAIN ACTIVITY Holding – Auto parts company and railroad equipment
6 - CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Without proviso

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
10/20/2006	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2006	4 – 6/30/2006
1	Total Assets	353,427	340,03
1.01	Current Assets	12,618	13,56
1.01.01	Cash and Cash Equivalents	3,637	2,77
1.01.01.01	Cash and Banks	407	17
1.01.01.02	Interest Earning Bank Deposits	3,230	2,59
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Other	8,981	10,78
1.01.04.01	Dividends and Interest on Shareholders' Equity Receivable	3,739	5,75
1.01.04.02	Income Tax and Social Contribution Recoverable	4,873	4,74
1.01.04.03	Other	369	29
1.02	Noncurrent Assets	14,986	28,81
1.02.01	Sundry Credits	0	0
1.02.02	Credit with Related Parties	9,412	25,84
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	9,412	25,84
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	5,574	2,96
1.02.03.01	Compulsory Judicial Deposits	2,005	2,00
1.02.03.02	Recoverable Taxes	1,216	96
1.02.03.03	Investments in sales	2,353	0
1.03	Permanent Assets	325,823	297,65
1.03.01	Investments	325,670	297,51
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	325,436	297,26
1.03.01.03	Other Investments	234	24
1.03.02	Property, Plant and Equipment	153	14
1.03.03	Deferred	0	0

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

02.02 – BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2006	4 – 6/30/2006
2	Total Liabilities	353,427	340,032
2.01	Current Liabilities	58,310	60,275
2.01.01	Financing and Loans	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, Fees and Contributions	76	16
2.01.05	Dividends Payable	103	106
2.01.06	Provisions	2,441	5,442
2.01.06.01	Payroll and Related Charges	587	475
2.01.06.02	Unsecured Liability	0	3,399
2.01.06.05	Other	1,854	1,568
2.01.07	Debts with Related Parties	55,230	54,533
2.01.08	Other	460	178
2.01.08.01	Payment of taxes in installments	226	0
2.01.08.02	Others	234	178
2.02	Noncurrent Liabilities	8,791	7,308
2.02.01	Loans and Financings	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	7,904	7,308
2.02.03.01	Tax Contingencies	7,154	6,558
2.02.03.02	Labor Contingencies	750	750
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	887	0
2.02.05.01	Payment of taxes in installments	887	0
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	286,326	272,449
2.05.01	Paid-up Capital Stock	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	68,468	68,468
2.05.04.01	Legal	5,651	5,651
2.05.04.02	Statutory	62,817	62,817
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	56,395	42,518

(A free translation of the original in Portuguese)

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 7/1/2006 to 9/30/2006	4- 1/1/2006 to 9/30/2006	5- 7/1/2005 to 9/30/2005	6- 1/1/2005 to 9/30/2005
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods Sold and/or Services Rendered	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	4,681	51,355	22,847	53,834
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(1,971)	(8,124)	(1,936)	(6,180)
3.06.03	Financial	(3)	952	(722)	(2,289)
3.06.03.01	Financial Income	1,014	5,087	848	2,718
3.06.03.02	Financial Expenses	(1,017)	(4,135)	(1,570)	(5,007)
3.06.04	Other Operating Income	0	12,853	40	40
3.06.05	Other Operating Expenses	(1,183)	(1,476)	0	0
3.06.06	Equity in Net Income of Subsidiaries	7,838	47,150	25,465	62,263
3.07	Operating Income	4,681	51,355	22,847	53,834
3.08	Non-Operating Income	9,087	5,531	(808)	102
3.08.01	Revenues	9,673	9,673	0	1,665
3.08.02	Expenses	(586)	(4,142)	(808)	(1,563)
3.09	Income Before Tax/Holding	13,768	56,886	22,039	53,936
3.10	Provision for Income Tax and Social Contribution	109	(491)	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.15	Income/Loss for the Period	13,877	56,395	22,039	53,936

(A free translation of the original in Portuguese)

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 7/1/2006 to 9/30/2006	4- 1/1/2006 to 9/30/2006	5- 7/1/2005 to 9/30/2005	6- 1/1/2005 to 9/30/2005
	No. SHARES, EX-TREASURY (in thousands)	53,232	53,232	53,232	53,232
	EARNINGS PER SHARE	0.26069	1.05942	0.41402	1.01323
	LOSS PER SHARE				

IOCHPE-MAXION S.A. and subsidiaries

THE FIGURES STATED ON THE EXPLANATORY NOTES ARE EXPRESSED IN THOUSANDS OF REAIS

1 Operations

The company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railroad vehicles, industrial castings and spare parts.

Its industrial complex is composed of 5 factories in Brazil. Three of them are involved in the railway equipment sector and two in the automotive sector. They are described briefly, below:

Railway equipment factories: Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. operates through three divisions: Cruzeiro-SP division – involved with the production of industrial and railway castings and railway; Osasco-SP division – production of industrial and railway castings; and Hortolândia-SP division – production of railway cargo wagons.

Automotive component factories: Maxion Sistemas Automotivos Ltda. operates through two divisions: wheels and frames division (Cruzeiro – SP) manufactures and commercializes complete frames, crossbeams and heavy wheels; automotive components division (Contagem – MG) manufactures and commercializes brake levers, pedal sets, jacks and other automotive components

Remon Resende Montadora Ltda.: Company focused on services of assembly and balancing of tires, wheels and rims set, headquartered in the city of Resende, Rio de Janeiro. The subsidiary Maxion Sistemas Automotivos Ltda. is quota holder of this company.

In addition to the units described above, Iochpe-Maxion S.A. has non-operating subsidiaries and subsidiaries abroad, as follows:

Maxion Componentes Estruturais Ltda.: A company which currently holds a portion of the shareholders interest in Maxion Sistemas Automotivos Ltda.

Maxion Structural Components USA, Inc.: A company with its head office in Miami, USA, the objective of which is to manage inventories and commercialize products of the wheels and frames division for the United States, Canada and Mexico.

Iochpe Holdings LLC: A non-operating company headquartered in Delaware, USA, which holds shareholders interest in Maxion Structural Components USA, Inc.

Newbridge Strategic Partners: Idle and non-operating company since 2003, headquartered in Cayman, BVI.

2. Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission.

Description of significant accounting policies

a. Statement of Income

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties as to its realization.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of financial instruments and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries review the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais by the foreign exchange rate of the closing date of the quarterly information and the foreign exchange differences arising on translation are recognized in the quarterly information results. For the subsidiary located abroad, the non monetary assets and liabilities, which are presented at historical cost, were translated into reais at the foreign exchange rate ruling at the at the balance sheet date.

d. Current and noncurrent assets

- **Interest earning bank deposits**

  Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date.

- **Allowance for doubtful accounts**

  The allowance for doubtful accounts was calculated at an amount considered adequate by Management to cover any losses arising on collection of accounts receivable.

- **Inventories**

Inventories are stated at the lower of average cost or market value.

The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

- **Other current and noncurrent assets**

Presented at the net realizable amount.

e. Permanent assets

- **Investments**

Investments in subsidiaries were valued using the equity method. Other investments were valued at cost, less a provision for devaluation, when applicable.

- **Property, plant and equipment**

Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at rates, which take into account the estimated economic useful life of the assets.

- **Deferred charges**

Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method at rates that consider the useful life of the intangible assets. The deferred charges accounted for refer to expenditures mainly with development of new products.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002, and consider past profitability and expectations of future taxable income, based on a technical viability study.

i. Statements of cash flows

The Company and its subsidiaries are presenting the statements of cash flows prepared in accordance with NPC 20/99 – Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

j. Statements of added value

The Company and its subsidiaries are presenting, as supplementary information, the statements of added value, prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/00, the aim of which is to demonstrate the value of the wealth generated by the Company and its subsidiaries and its distribution among the elements that contributed to its generation.

All the information presented has been obtained from the accounting records of the Company and its subsidiaries. Specific information contained in the traditional statement of income has been reclassified, due to the fact that, in the statement of added value it was considered as distribution of the added value generated.

3. Main consolidation procedures

The quarterly information consolidated on September 30, 2006 and June 30, 2006 was prepared according to the consolidation principles provided for in the corporate law and in the rules of the Brazilian Securities and Exchange Commission – CVM and comprises the financial statements of Iochpe-Maxion S.A. and of its subsidiaries, as follows:

	Direct Ownership - %		Indirect Ownership - %	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Maxion Componentes Estruturais Ltda.	99.99	99.99	-	-
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	50.00	-	-
Maxion Sistemas Automotivos Ltda. (1)	15.75	6.17	84.16	93.72
Tecob Cobranças, Representações e Comércio Ltda. (2)	-	99.99	-	-
Iochpe Holdings, LLC	100.00	100.00	-	-
Maxion Structural Components USA, Inc.(3)	-	-	100.00	100.00
Newbridge Strategic Partners (4)	100.00	100.00	-	

(1) Consolidated by the Maxion Componentes Estruturais Ltda.
(2) Company merged into the subsidiary Maxion Sistemas Automotivos Ltda. on August 30, 2006.
(3) These financial statements were consolidated by the subsidiary Iochpe Holdings, LLC.
(4) Idle company.

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interests in the consolidated financial statements.

In accordance with CVM instruction 247/96, the proportional consolidation of the financial statements of the joint controlled subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented due to the 50% ownership in this subsidiary. The main accounting group of assets and liabilities and the net income of this subsidiary are demonstrated as follows:

	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		
	9/30/2006	6/30/2006	9/30/2005
Balance sheets			
Current assets	277,604	383,787	251,592
Noncurrent assets	24,161	22,306	59,929
Permanent assets	130,187	126,931	116,263
Total assets	431,952	533,024	427,784
Current liabilities	265,087	359,069	252,844
Noncurrent liabilities	86,943	90,822	111,267
Shareholders' equity	79,922	83,133	63,633
Total liabilities and shareholders' equity	431,952	533,024	427,784
Statements of income	**01/01/2006 to 9/30/2006**	**01/01/2006 to 6/30/2006**	**01/01/2005 to 9/30/2005**
Net sales of goods	721,909	525,895	871,632
Cost of goods sold	(621,209)	(445,243)	(735,381)
Gross profit	100,700	80,652	136,251
Operating expenses, net	(70,651)	(48,371)	(79,164)
Non-operating expenses, net	(33)	2	(190)
Income and social contribution taxes	(12,079)	(11,134)	(19,400)
Net income for the year	17,937	21,149	37,497

4. Trade accounts receivable (consolidated)

	9/30/2006	6/30/2006
Current		
Domestic customers	212,834	175,540
Foreign customers	59,497	52,066
Discounted payables	(65,526)	-
Discounted receivables	(2,807)	(3,749)
Allowance for doubtful accounts	(1,677)	(1,678)
	202,321	222,179
Noncurrent:		
Domestic customers	10,583	10,566
Allowance for doubtful accounts	(9,059)	(8,438)
	1,524	2,128

5. Inventories (consolidated)

	9/30/2006	6/30/2006
Finished goods	45,457	49,274
Work in progress	8,616	10,669
Raw materials	70,900	73,932
Auxiliary and maintenance materials	2,848	3,282
Packaging and storeroom materials	1,509	1,337
Provision for slow moving inventories and loss of inventories	(2,332)	(3,396)
Advance to suppliers	17,025	14,098
Imports in transit	704	953
	144,727	150,149

6. Related party transactions

	Direct subsidiaries					
	Maxion Componentes Estruturais Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Iochpe Holdings, LLC	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Assets						
Interest on shareholders' equity and dividends	1,498	1,498	-	-	-	-
Noncurrent assets (loan contracts)	-	-	-	-	55,230	54,533
Liabilities						
Interest on shareholders' equity and dividends	1,498	1,498	2,142	4,156	-	-
Obligations (loan contracts)	-	-	-	-	-	-
Provision for negative equity	-	-	-	-	-	-
	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Income						
Financial expenses	-	-	-	-	(50)	(32)
Financial income	-	-	-	-	5,902	5,428

	Indirect subsidiaries						Parent Company	
	Maxion Sistemas Automotivos Ltda.		Maxion Structural Components USA, Inc.		Total			
	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Assets								
Accounts receivable	9,814	10,081	337	344	10,151	10,425	-	-
Interest on shareholders' equity and dividends	-	-	-	-	1,498	1,498	3,739	5,752
Noncurrent assets (loan contracts)	-	3,432	-	-	55,230	57,965	9,412	25,846
Liabilities								
Suppliers	337	344	9,814	10,081	10,151	10,425	-	-
Interest on shareholders' equity and dividends	1,597	1,597	-	-	5,237	7,251	-	-
Obligations (loan contracts)	2,706	19,191	6,706	6,655	9,412	29,278	55,230	54,533
Provision for negative equity	-	-	-	-	-	3,399	-	3,399
	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Income								
Sale of goods	23,565	14,721	-	-	23,565	14,721	-	-
Purchases	-	-	23,565	14,721	23,565	14,721	-	-
Financial expenses	(365)	(246)	(56)	(36)	(421)	(314)	(3,615)	(2,788)
Financial income	-	-	43	30	5,945	5,458	1,410	1,151
Other non-operating income (expenses)	429	384	-	-	429	384	(429)	(384)

The balance of R$2,706 (R$19,191 as of June 30, 2006) with Maxion Sistemas Automotivos Ltda. refers to the purchase agreement for the commercial fund entered into in 1996, plus interest of 1.5% per month, renegotiated quarterly, with maturity on December 31, 2006;

The balance of R$6,706 (R$6,655 as of June 30, 2006) with Maxion Structural Components USA, Inc refers to a loan that was used, principally, to pay supplies and repay bank loans. It is updated by exchange variation plus interest of 1.41% p.a., with maturity on January 1, 2007.

The balance of R$55,230 (R$54,533 as of June 30, 2006) with Iochpe Holdings, LLC refers to a loan that was used to pay debts of commercial papers, plus interest of 6% p.a., with maturity on September 30, 2007.

The operations with related parties were performed under normal market conditions.

On September 30, 2006, the Company presented the following amounts of guarantees and sureties related to loans, financing and advances from customers:

	Sureties given
Maxion Sistemas Automotivos Ltda.	50,332
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	5,454
Balances at September 30, 2006	55,786
Balances at June 30, 2006	89,476

7. Tax recoverable (consolidated)

	9/30/2006	6/30/2006
Value added tax on sales and services (ICMS)	12,027	14,388
Excise tax (IPI)	1,770	1,904
Income tax (IRPJ)	1,499	1,052
Employees' profit participation program (PIS)	1,585	1,383
Tax for social security financing of social contribution (COFINS)	6,872	6,052
Other	286	158
	24,039	24,937
Current assets	(18,009)	(20,399)
Noncurrent assets	6,030	4,538

8. Investments

a. Composition of balances

	Consolidated		Parent Company	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Equity in subsidiaries	-	-	325,436	297,266
Other investments	359	369	234	244
	359	369	325,670	297,510

b. Movement of balances in subsidiaries

Companies	Ownership %	Balance of Investments 6/30/2006	Equity in net income of subsidiaries 9/30/2006	Balance of Investments 9/30/2006
Maxion Sistemas Automotivos Ltda. (1)	15.75	12,618	1,739	36,682
Maxion Componentes Estruturais Ltda.	99.99	191,712	4,461	196,173
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	41,566	(1,605)	39,961
Iochpe Holdings, LLC	100.00	51,370	1,250	52,620
		297,266	5,845	325,436
Provision for negative equity				
Tecob Cobranças, Representações e Comércio Ltda. (2)		(3,399)	1,993	-
			7,838	

(1) On September 30, 2006, the subsidiary subscribed 14,057,892 quotas in its subsidiary Maxion Sistemas Automotivos Ltda. in the amount of R$14,058, upon the use of credit, generating a capital gain of R$8,267, increasing its interest from 6.17% to 15.75%.

(2) On August 30, 2006, this company was merged into Maxion Sistemas Automotivos Ltda. based on the Accounting Appraisal Report issued by the auditors.

9. Property, plant and equipment

2 Composition

	Average rate of depreciation % p.a.	Consolidated			
		9/30/2006			6/30/2006
		Cost	Depreciation	Net	Net
Building and improvements	4	96,481	(39,567)	56,914	55,783
Machinery and equipment	10	276,227	(168,321)	107,906	98,410
Patterns	10 to 33(*)	21,323	(17,474)	3,849	4,242
Furniture and fixtures	10	7,255	(4,093)	3,162	2,868
Vehicles	20	1,015	(721)	294	318
Computer equipment	20	6,830	(4,607)	2,223	2,208
Other property, plant and equipment	10 and 20	3,994	(1,737)	2,257	2,339
Tools	20	28,160	(21,140)	7,020	7,374
Land		9,191	-	9,191	9,191
Construction in progress (**)		26,135	-	26,135	26,828
Spare parts of machinery		30,783	-	30,783	29,104
Advances to suppliers		5,351	-	5,351	12,496
		512,745	(257,660)	255,085	251,161

(*) Average rate of 23.2% on June 30 and September 30, 2006.
(**) Amounts comprising, basically, buildings in the amount of R$7,589 (R$6,419 as of June 30, 2006), machinery and equipment of R$17,987 (R$18,647 as of June 30, 2006) and other fixed assets of R$559 (R$1,762 as of June 30, 2006), mainly referring to the expansion of the Cruzeiro plant.

The amount of R$6.597 was granted as guarantee for a civil proceeding in progress, referring to the acquisition value of machinery and equipment.

b) Movement – Consolidated

	6/30/2006	9/30/2006			
	Cost	Additions	Write-offs	Other	Cost
Buildings and improvements	94,592	262	(2)	1,629	96,481
Machinery and equipment	263,609	2,739	(675)	10,554	276,227
Patterns	21,087	247	(11)		21,323
Furniture and fixtures	6,946	162	(27)	174	7,255
Vehicles	1,140	2	(127)		1,015
Computer equipment	6,955	75	(412)	212	6,830
Other property, plant and equipment	3,985	2	-	7	3,994
Tools	27,564	-	-	596	28,160
Land	9,191	-	-	-	9,191
Construction in progress	26,828	4,190	-	(4,884)	26,135
Spare parts of machinery	29,104	1,645	-	34	30,783
Advance to suppliers	12,496	1,178	-	(8,322)	5,351
Buildings and improvements	503,497	10,502	(1,254)	-	512,745

10. Deferred charges (consolidated)

	9/30/2006	6/30/2006
Development of new products	7,173	7,088
Computerized systems	1,283	1,283
Expansion costs	255	255
	8,711	8,626
Accumulated amortization	(6,595)	(6,347)
	2,116	2,279

11. Loans and financing (consolidated)

	Index	Annual Interest %	9/30/2006	6/30/2006
Local currency:				
BNDES	TJLP	2.27 to 4.20	125,242	145,022
FINAME	TJLP	3.80 to 6.80	9,325	8,680
PROIM	IGP-M	6.00	4,336	4,271
Compror	CDI	0.81	4,838	-
Foreign currency:				
ACC – US$20,266 (US$22,641 as of June 30, 2006)	US$	5.49 to 6.50	44,062	49,003
Import – US$6,295 (US$6,476 as of June 30, 2006)	US$	6.08 to 8.73	13,686	14,016
Pre-Export US$4,331 (US$5,660 as of June 30, 2006)	US$	8.73 to 8.98	9,404	12,251
			210,893	233,243
Current portion included in current liabilities			(180,965)	(193,297)
Noncurrent liabilities			29,928	39,946

The long-term installments have the following payment schedule:

	Consolidated
Maturity:	
2007	12,866
2008	9,342
2009	4,452
2010 onwards	3,268
	29,928

The loans and financing are secured by property, plant and equipment assets in the amount of R$11,513 (R$8,923 as of June 30, 2006) and real estate mortgages in the amount of R$4,336 (R$4,271 as of June 30, 2006, and guarantees mentioned in Note 6.

12. Provision for contingencies (consolidated)

The Company and its subsidiaries are parties to judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

Based on information from its legal advisors, an analysis of the pending legal proceedings, and previous experience with regards to amounts claimed, management recorded provisions for amounts considered sufficient to cover possible losses from the current actions, as follows:

Contingencies	Carrying value on 6/30/2006	Additional provisions made in the period	Amounts used-written-off against provision	Unused amounts reversed during the period	Financial restatement	Carrying value on 9/30/2006
Tax proceedings:						
Federal	52,651	1,697	(1,112)	(411)	975	53,800
State	1,506	414	-	-	52	1,972
Municipal	112	-	-	-	4	116
Labor	6,834	1,007	-	-	-	7,841
Civil	517	-	-	-	-	517
	61,620	3,118	(1,112)	(411)	1,031	64,246

We present below a brief description of the legal proceedings, according to their nature, in which the Company and its subsidiaries are parties.

Proceedings of a tax nature

At September 30, 2006, the Company and its subsidiaries were parties to legal and administrative proceedings related to tax issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$58,249, where R$55,888 that is considered as a probable risk is provisioned for.

The tax contingencies are related mainly to administrative pleadings concerning the IPI credit premium and litigation concerning the calculation basis of PIS/COFINS (Law 9,718/98), as follows:

- IPI credit premium in the amount of R$35,069: Based on the decisions of the Superior Court of Justice, which confirmed the understanding of Decree Law 1894/81, maintaining in force the benefit of credit premium, in 2002 the subsidiaries Maxion Componentes Estruturais Ltda. and Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. began to calculate the credit from this tax and filed administrative requests for reimbursement and, subsequently, for offsetting of these credits against other federal taxes;

- The Parent Company and its subsidiaries have legal proceedings in progress related to PIS/COFINS (Law 9,718/98) in the amount of R$7,821. Although these contributions have been considered unconstitutional, the Company and its subsidiaries await favorable decision to their legal proceedings as well as final and unappealable judgment to carry out the reversal of the respective legal obligations.

Proceedings of a labor nature

At September 30, 2006, the Company and its subsidiaries were parties to legal proceedings related to labor issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$13,651, where R$7,841 that is considered as a probable risk is provisioned for. The main themes addressed in these labor proceedings are overtime, additional allowances for dangerous work and health hazards, wage parity, severance pay, and fines related to the Government Severance Indemnity Fund (FGTS) referring to the Summer and Collor Plans, amongst others.

Proceedings of a civil nature

At September 30, 2006, the Company and its subsidiaries were parties to legal proceedings related to civil issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$7,329, where R$517 that is considered as a probable risk is provisioned for.

There are other proceedings assessed by its legal counsel as being of remote risk with no sufficiently secure measured amounts, for which no provision was recorded considering that accounting practices adopted in Brazil do not require them to be entered in the accounting or to be disclosed.

13. Income and social contribution taxes

3 *Deferred (consolidated)*

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their carrying values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company, based on its expectations of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on income tax loss carryforward and the negative bases of social contribution tax. There is no statutory limitation period and they can be offset against a maximum of 30% of annual taxable income. The carrying value of the deferred tax assets is reviewed quarterly by the Company and its subsidiaries and deriving adjustments have not been significant in relation to the Management's estimates.

The composition of taxes on the calculation basis referring to deferred tax credits is presented as follows:

	Consolidated	
	9/30/2006	6/30/2006
Temporary differences		
Tax contingency	14,962	15,484
Labor contingency	2,411	373
Allowance for doubtful accounts	4,122	910
Remuneration profit sharing	1,685	1,656
Provisions for unused items and inventory loss	792	1,155
Provision for guarantees	471	517
Other	3,487	2,351
	27,930	22,446
Tax losses	14,712	16,827
Negative basis of social contribution	-	409
	42,642	39,682
Current assets	(7,857)	(11,980)
Noncurrent assets	34,785	27,702

Management understands that tax credits on temporary differences will be realized in accordance with the resolution of the contingencies, which is beyond the control of the Company and its subsidiaries.

Based on the projections for future taxable income, prepared in accordance with CVM Instructions 371, the Company and its subsidiaries expect to offset the tax credits resulting from tax losses and negative basis of social contribution in the following years:

2006	5,220
2007	9,492
	14,712
Deferred credits on intertemporary differences	27,930
	42,642

The Company has no income and social contribution tax assets since it is a holding company, thus not generating taxable income and presenting accrued tax loss carry-forwards in the amount of R$215,647 (R$213,972 as of June 30, 2006), negative basis for social contribution taxes in the amount of R$216,908 (R$216,390 as of June 30, 2006), with no statutory limitation period, and temporary differences in the amount of R$9,537 (R$8,655 as of June 30, 2006). Income tax losses and the negative basis for social contribution tax may be offset against a maximum of 30% of annual taxable income.

4 Reconciliation with net income for the year – current

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Consolidated		Parent company	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Net income before tax	86,230	93,080	56,886	53,936
Combined statutory rates - %	34	34	34	34
Income and social contribution taxes calculated at the statutory rates	(29,318)	(31,647)	(19,341)	(18,338)
Equity in net income of subsidiaries	-	-	16,031	21,169
Nondeductible expenses	(4,673)	(3,236)	(425)	(39)
Nontaxable income	2,632	7	5,440	8
Unrecognized tax assets on temporary differences	(2,237)	(3,544)	(77)	269
Exchange variation on foreign investments	(1,230)	(2,722)	-	-
Unrecognized tax assets on tax loss carry-forward	(474)	387	(2,330)	(3,069)
Recognition of tax assets on temporary differences and tax losses carryforward	7,699	8,069	211	-
	(27,601)	(32,684)	(491)	-
Effective rate - %	32	35	-	-

14. Shareholders' equity (Parent company)

a. Capital stock

The capital stock is represented by 53,232,304 shares: 18,428,597 common shares and 34,803,707 preferred shares, with no par value.

The Company is authorized to increase the capital stock, regardless of statutory amendment, up to the limit of more 6,000,000 shares: 2,000,000 common shares and 4,000,000 preferred shares.

Within the authorized capital limits, issues will be made after deliberation by the Board of Directors, which will determine the number of shares issued subscription terms and conditions, as well as other forms and procedures for each issue.

b. Statutory reserve for investments and working capital

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including amortization of Company debts, as well as the capitalization and financing of subsidiary and affiliates. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

c. *Share rights*

Each common registered share has the right to one vote at shareholders' meetings. Preferred shares are non-voting, but have priority in the return of their proportion of capital, without premium, in the event of liquidation of the Company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from capitalization of reserves and retained earnings, under the same conditions as the common shares.

d. *Dividends*

Net income for the year calculated in accordance with the Art. 191 of Law 6,404/76 (as of December 15, 1976) is appropriated as follows: (i) 5% to the legal reserve which may not exceed 20% of capital, (ii) 37% for distribution as the obligatory dividend and (iii) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at the annual general meeting (AGO) is to be distributed as a supplementary dividend to shareholders.

5 Other operating revenue

On April 17, 2006, the Parent Company obtained a final and unappealable decision regarding COFINS (Law 9,178/98) legal proceeding and as a result, the following revenues were recorded: R$8,609, related to the reversal of provision, and R$4,235, related to the recovery of amounts paid in previous periods, amounting to R$12,844.

6 Non-operating result

	Consolidated		Parent Company	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Losses from discontinuing business	(8,833)	(6,442)	(2,736)	102
Redemption of quotas in subsidiaries	(8,654)	(8,584)	-	-
Capital gain on the percentage of interest in MSA's capital	-	-	8,267	-
Others	291	(47)	-	-
	(17,196)	(15,073)	5,531	102

The amount of R$8,654 (R$8,584 as of September 30, 2005) recorded in the consolidated statements refers to the redemption of quotas of the subsidiary Maxion Sistemas Automotivos Ltda. (new corporate name of Maxion Componentes Automotivos S.A.) as determined in the articles of association of the subsidiary. The subsidiary has the option of continuing to redeem the balance of 32,964 quotas each month until May 2007 at the unit value of R$202.37 corrected by the General Price Index (IGP-M) since December 2003 until the date of each redemption.

17. Financial instruments (Subsidiary and consolidated)

Market Values

The amounts of the assets and liabilities financial instruments in the quarterly financial statements on September 30, 2006 were determined according to the accounting criteria and practices disclosed in specific notes. Most of these instruments are short term and their carrying values are close to market values.

Foreign exchange exposure

The Company and its subsidiaries record a liabilities consolidated foreign exchange exposure of US$9,608 thousand on September 30, 2006 (US$16,775 thousand on liabilities on June 30, 2006), mainly resulting from ACC operations and accounts payable of foreign suppliers and from assets, mainly in accounts receivable overseas.

The jointly-owned subsidiary, Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., contracted non-deliverable forward operations or exchange forward in US dollars with the purpose of hedging the export income in the amount of R$9,829 (50%). The market value of these contracts, should they be settled on September 30, 2006, would generate a positive result of approximately R$589 (50%).

Concentration of our sales

Most part of our revenues results from the sales of products to automakers and railroad operators.

Fluctuation in steel prices, our main input

A significant portion of our operations depends on our capacity to acquire steel at competitive prices. Should the steel price have a significant increase and should we do not manage to transfer this increase to the price of our products or reduce our operating costs to offset this increase, our operating margin will be reduced.

18. Supplementary pension plan (consolidated)

Since August 1, 2004, the subsidiary Maxion Sistemas Automotivos Ltda. has been participating in Bradesco Previdência e Seguros S.A. – Sociedade de Previdência Privada, which offers complementary retirement, gratuity and sickness allowance plans. The retirement plan is a defined contribution plan, which uses the financial capitalization regime for the actuarial calculation of the reserves. At September 30, 2006, there were 3,514 employees (3,513 employees at June 30, 2006) participating in this plan. The Company made total contributions in the amount of R$510 (R$345 at June 30, 2006).

19. Statements of cash flows – Indirect method

	Consolidated		Parent Company	
	1/1/2006 to 9/30/2006	1/1/2005 to 9/30/2005	1/1/2006 to 9/30/2006	1/1/2005 to 9/30/2005
Cash flows from operating activities				
Net income for the period	56,395	53,936	56,395	53,936
Adjustments to reconcile net income to net cash operating activities:				
Depreciation and amortization	19,979	19,987	11	11
Deferred taxes – Current and noncurrent assets	2,186	6,403	-	-
Residual cost on permanent assets disposal	392	574	-	-
Equity in net income of subsidiaries	-	-	(47,150)	(62,263)
Interest on shareholders' equity and dividends from subsidiaries				
Received in the quarter	-	-	15,656	18,841
Changes in assets and liabilities				
Increase in accounts receivable	(48,224)	(46,985)	-	-
Decrease (increase) in inventories	2,803	(14,478)	-	-
(Decrease) increase in suppliers	(20,789)	8,930	-	-
Decrease (increase) in other accounts receivable, taxes recoverable and other accounts	3,172	(16,305)	9,659	19,439
(Decrease) increase in other accounts payable, provisions and other accounts	3,489	(7,568)	1,492	2,797
(Decrease) increase in income and social contribution taxes	(4,402)	4,214	-	-
Net cash provided by (used in) operating activities	14,999	8,708	26,390	32,761
Cash flows from investment activities				
Acquisition of investments	-	-	(14,058)	-
Acquisition of property, plant and equipment	(45,671)	(68,933)	(9)	(4)
Net cash used in investment activities	(45,671)	(68,933)	(14,067)	(4)
Cash flows from financing activities				
Loans	190,138	262,293	-	-
Loans/debentures payments	(145,913)	(229,883)	-	(26,321)
Interest /debentures payments	(10,221)	(12,687)	-	(1,813)
Dividends payments	(28,380)	(16,099)	(28,380)	(16,099)
Net cash provided by (used in) financing activities	5,624	3,624	(28,380)	(44,233)
Reduction of cash and cash equivalents	(25,050)	(56,600)	(16,057)	(11,476)
At the beginning of the period	51,963	73,926	19,695	14,812
At the end of the period	26,913	17,326	3,638	3,336
Reduction in cash and cash equivalents	(25,050)	(56,600)	(16,057)	(11,476)

20. Statements of added value

	Consolidated		Parent Company	
	1/1/2006 to 9/30/2006	1/1/2005 to 9/30/2005	1/1/2006 to 9/30/2006	1/1/2005 to 9/30/2005
Income (expenses)				
Sales of goods and services rendered	1,282,212	1,380,529	-	-
Provision (recognition) reversal	11,666	(283)	11,377	1,704
Non-operating result	(17,196)	(15,073)	5,531	(1,564)
	1,276,687	1,365,173	16,908	140
Inputs acquired from third parties (including ICMS and IPI taxes)				
Raw materials consumed	607,603	824,231	-	-
Cost of goods sold and services rendered	201,460	111,586	-	-
Materials, power, third parties services and other	106,171	116,170	5,573	3,615
	915,234	1,051,987	11,335	(3,475)
Gross added value	361,453	313,186		
Retentions				
Depreciation and amortization	(19,979)	(19,987)	(11)	(11)
(Reduced) added value (consumed by) produced by the Company and its subsidiaries	341,475	293,199	11,324	(3,486)
Transferred added value received				
Equity in net income of subsidiaries	-	-	47,150	62,263
Financial income	3,806	2,405	5,087	2,718
	3,806	2,405	52,237	64,981
Total added value to be distributed	345,281	295,604	63,561	61,495
Distribution of added value				
Employees				
Payroll and related charges	149,855	129,925	1,662	1,713
Employees' participation	12,540	13,634	88	82
Taxes				
Federal	83,795	71,414	1,125	613
State	18,542	(5,815)	-	-
Municipal	342	350	8	7
Financiers				
Interest	19,719	31,554	4,135	5,007
Rental	4,095	3,607	148	137
Retained earnings	56,395	53,936	56,395	53,936
	345,281	295,604	63,561	61,495

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Please refer to comments on the Company's consolidated performance.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2006	4 – 6/30/2006
1	Total Assets	715,148	761,014
1.01	Current Assets	404,735	462,482
1.01.01	Cash and Cash Equivalents	26,913	52,666
1.01.01.01	Cash and Banks	11,569	14,719
1.01.01.02	Investments	15,344	37,947
1.01.01.03	Cash in transit	0	0
1.01.02	Credits	206,713	226,377
1.01.02.01	Customers	202,321	222,179
1.01.02.02	Debtors by Assets Disposal	246	246
1.01.02.03	Other	4,146	3,952
1.01.03	Inventories	144,727	150,149
1.01.04	Other	26,382	33,290
1.01.04.01	Recoverable Taxes	18,009	20,399
1.01.04.02	Prepaid Expenses	516	911
1.01.04.03	Deferred Income Tax	7,857	11,980
1.02	Noncurrent Assets	52,853	44,723
1.02.01	Sundry Credits	1,524	2,128
1.02.01.01	Customers	1,524	2,128
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	51,329	42,595
1.02.03.01	Recoverable Taxes	6,030	4,538
1.02.03.02	Deferred Income Tax	34,785	27,702
1.02.03.03	Compulsory and Judicial Deposits	8,160	7,612
1.02.03.04	Other	2,354	2,743
1.03	Permanent Assets	257,560	253,809
1.03.01	Investments	359	369
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other Investments	359	369
1.03.02	Property, Plant and Equipment	255,085	251,161
1.03.03	Deferred	2,116	2,279

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2006	4 – 6/30/2006
2	Total Liabilities	715,148	761,014
2.01	Current Liabilities	317,694	370,752
2.01.01	Loans and Financings	180,965	193,297
2.01.02	Debentures	0	0
2.01.03	Suppliers	45,867	62,057
2.01.04	Taxes, Fees and Contributions	5,190	5,609
2.01.05	Dividends Payable	102	106
2.01.06	Provisions	50,352	47,681
2.01.06.01	Commissions	2,762	2,238
2.01.06.02	Payroll and Related Charges	41,079	38,526
2.01.06.03	Guarantee and Reviews	1,386	1,521
2.01.06.06	Other	5,125	5,396
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	35,218	62,002
2.01.08.01	Resellers and Customers	22,743	50,611
2.01.08.02	Tax Payment by Installments	2,096	1,148
2.01.08.03	Other	10,379	10,243
2.02	Noncurrent Liabilities	110,912	117,601
2.02.01	Loans and Financings	29,928	39,946
2.02.02	Debentures	0	0
2.02.03	Provisions	64,246	61,620
2.02.03.01	Tax Contingencies	55,888	54,269
2.02.03.02	Labor Contingencies	7,841	6,834
2.02.03.03	Civil Contingencies	517	517
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	16,738	16,035
2.02.05.01	Tax Payment by Installments	4,238	2,388
2.02.05.04	Other	12,500	13,647
2.03	Deferred Income	0	0
2.04	Minority Interest	216	212
2.05	Shareholders' Equity	286,326	272,449
2.05.01	Paid-up Capital Stock	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	68,468	68,468
2.05.04.01	Legal	5,651	5,651
2.05.04.02	Statutory	62,817	62,817

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2006	4 – 6/30/2006
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	56.395	42.518

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1- Code	2- Description	3- 7/1/2006 to 9/30/2006	4- 1/1/2006 to 9/30/2006	5- 7/1/2005 to 9/30/2005	6- 1/1/2005 to 9/30/2005
3.01	Gross Revenue from Sales and/or Services	467,738	1,282,212	472,298	1,380,529
3.02	Gross Revenue Deductions	(155,999)	(299,726)	(85,572)	(244,044)
3.03	Net Revenue from Sales and/or Services	311,739	982,486	386,726	1,136,485
3.04	Cost of Goods Sold and/or Services Rendered	(255,828)	(797,066)	(308,292)	(912,956)
3.05	Gross Profit	55,911	185,420	78,434	223,529
3.06	Operating Income/Expenses	(32,284)	(81,994)	(36,309)	(115,376)
3.06.01	Selling	(12,850)	(41,149)	(14,113)	(50,473)
3.06.02	General and Administrative	(12,487)	(34,451)	(9,933)	(33,749)
3.06.03	Financial	(6,132)	(15,913)	(11,483)	(29,149)
3.06.03.01	Financial Income	(200)	3,806	814	2,405
3.06.03.02	Financial Expenses	(5,932)	(19,719)	(12,297)	(31,554)
3.06.04	Other Operating Income	0	12,996	0	0
3.06.05	Other Operating Expenses	(815)	(3,477)	(780)	(2,005)
3.06.06	Equity in Net Income of Subsidiaries	0	0	0	0
3.07	Operating Income	23,627	103,426	42,125	108,153
3.08	Non-operating Income	(4,826)	(17,196)	(5,026)	(15,073)
3.08.01	Income	0	0	0	1,665
3.08.02	Expenses	(4,826)	(17,196)	(5,026)	(16,738)
3.09	Income before Tax/Holding	18,801	86,230	37,099	93,080
3.10	Provision for Income Tax and Social Contribution	(7,871)	(27,601)	(12,189)	(32,684)
3.11	Deferred Income Tax	2,960	(2,185)	(2,854)	(6,403)

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1- Code	2- Description	3- 7/1/2006 to 9/30/2006	4- 1/1/2006 to 9/30/2006	5- 7/1/2005 to 9/30/2005	6- 1/1/2005 to 9/30/2005
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holding	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.14	Minority Interest	(13)	(49)	(17)	(57)
3.15	Income/Loss for the Year	13,877	56,395	22,039	53,936
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	53,232	53,232	53,232	53,232
	EARNINGS PER SHARE	0.26069	1.05942	0.41402	1.01323
	LOSS PER SHARE				

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE IN THE THIRD QUARTER OF 2006

In 3Q06, Iochpe-Maxion posted a net income of R$13.9 million (earnings per share, R$0.2607), compared to R$22.0 million in same period of 2005 (earnings per share, R$0.4140). Net operating revenue in the quarter reached R$311.7 million, a 19.4% reduction, while operating income before financial expenses (EBIT) reached R$29.8 million, a 44.5% decrease and EBITDA reached R$36.4 million, a 39.9% decrease, always comparing the third quarter of 2006 with same period of 2005.

The reduction of net operating revenue in 3Q06 was due to the slowdown of domestic production of commercial vehicles and the decrease of demand for railway freight cars, which was partially offset by growth of commercial vehicle wheels, castings and railway wheels exports.

On the other hand, the reduction of operating margins in 3Q06 was due to costs related to workforce structure adjustment, lower dilution of fixed costs as a result of net operating revenue reduction, impact of wage increases arising from collective agreements in 4Q05 and constitution of provision for tax contingencies, related to Brazilian Social Security Institute (INSS) tax over bonus granted in recent collective agreements. The expenses for structure adjustment and constitution of provision represented 1.6% of 3Q06 net operating revenue.

On the other hand, the quarter performance was favored by a richer product mix and by the constitution of deferred income tax and social contribution.

In the first nine months, Iochpe-Maxion posted a net income of R$56.4 million (earnings per share, R$1.0594), when compared to a net income of R$53.9 million in the same period of 2005 (earnings per share, R$1.0032). Net operating revenue during the first nine months reached R$982.5 million, a 13.6% reduction, while operating income before financial expenses (EBIT) reached R$119.3 million, a 13.1% decrease and EBITDA reached R$139.3 million, an 11.4% reduction, in all cases over the same period of 2005.

Domestic Market

The table below sets forth the Brazilian production of vehicles and agricultural machinery in the periods indicated, in thousand units:

Segment	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Passenger cars	532.9	517.8	2.9	1,577.1	1,513.0	4.2
Light commercial vehicles	97.1	99.7	(2.5)	285.1	274.6	3.8
Trucks	27.9	30.4	(8.0)	79.1	89.5	(11.6)
Buses	9.2	9.7	(5.7)	28.2	28.1	0.4
Total vehicles	667.1	657.5	1.5	1,969.5	1,905.3	3.4
Agricultural machinery	11.7	14.2	(17.9)	35.5	43.4	(18.3)

Source: Anfavea – OEMs association

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The table below shows Brazilian exports of vehicles and agricultural machinery during the periods indicated, in thousand units:

Segment	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Passenger cars	163.9	185.3	(11.6)	487.9	527.3	(7.5)
Light commercial vehicles	41.8	42.1	(0.6)	115.3	113.8	1.3
Trucks	9.9	10.3	(3.3)	27.7	26.4	4.8
Buses	4.9	5.5	(10.5)	12.5	14.5	(13.7)
Total vehicles	220.5	243.1	(9.3)	643.4	682.0	(5.7)
Agricultural machinery	5.5	7.6	(26.9)	16.9	24.6	(31.5)

Source: Anfavea – OEMs association

The table below sets forth the Brazilian market of railway equipment in the periods indicated:

Sale	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Railway freight cars (units)	728	2,223	(67.3)	3,291	5,495	(40.1)
Railway wheels (units)*	14,768	17,985	(17.9)	38,588	41,100	(6.1)
Railway castings (metric tonnes)*	828	1,613	(48.7)	2,446	4,300	(43.1)

Source: Amsted Maxion estimate

7 Includes only Brazilian aftermarket. It does not include neither exports, nor railway wheels and castings used in the assembly of railway freight cars

Exports

The table below summarizes the exports by products in the periods indicated, in US$ million.

Sale	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Commercial vehicle wheels	13.5	8.6	57.0	32.9	25.5	29.0
Frames	1.6	2.1	(23.8)	5.0	7.7	(35.1)
Automotive components	0.1	0.1	0.0	0.4	0.3	33.3
Castings and railway wheels	31.5	23.0	37.0	87.7	50.5	74.4
Freight railcars	0.9	2.5	(64.0)	9.5	22.0	(56.8)
(-) Consolidation adjustments: 50% of Amsted Maxion	(16.2)	(12.7)		(48.6)	(36.2)	
Iochpe-Maxion – Consolidated	31.3	23.6	32.6	86.9	69.7	24.7

Main destinations of consolidated exports during the first nine months in Dollar amount were: USA, 52%; Latin America, 21%; Africa/Middle East, 10%; Europe, 10% and Canada/Mexico, 7%.

Subsidiary and joint venture

The **Wheel and Frames Division** of **Maxion Sistemas Automotivos Ltda.** (62% of the consolidated net operating revenue in 3Q06), the largest Brazilian manufacturer of wheels and frames and its components, mainly operating in the trucks, buses, light commercial vehicles and agricultural machinery segments, showed in 3Q06 a 3.6% reduction in its net operating revenue compared to the same period of previous year, in light of a reduction in domestic production of commercial vehicles and agricultural machinery (see details in the section "Domestic Market"). On the other hand, the export of commercial vehicle wheels and frames showed a 41.1% combined growth in dollars terms during the quarter, compared to same period of previous year.

New businesses were concluded during the quarter, which will represent additional revenues of approximately R$4.6 million per year, with emphasis to the export of commercial vehicles wheels to Morocco, Kenya and Belarus.

The Division has also made progress during the quarter in the following main projects:

- Implementation of a commercial vehicles wheels production plant in China, defining the location and preparing the process for authorization of the project by Chinese authorities, which shall occur in 4Q06. The project includes the implementation of the first phase of the industrial plant in 2007, with an investment of about US$15 million for the production of 600 thousand wheels/year and the beginning of production as of 2008, generating an additional net revenue of approximately US$30 million/year, after the ramp up period. During this initial phase, the production will be totally dedicated to the export of wheels from China to geographically close markets.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

- Production of side rails and stamped parts for the military vehicle Humvee, of AM General (USA). The production start is planned to 4Q06, with annual sales estimated in US$9 million, after the ramp up period;

8 Production of sets of welded stamped parts in partnership with the Automotive Components Division, for a new model of Fiat (Brazil). The vehicle production start is scheduled to 2Q07, with estimated sales of approximately R$40 million after the ramp up period.

The **Automotive Components Division** of **Maxion Sistemas Automotivos Ltda.** (7% of the consolidated net operating revenue in 3Q06), manufacturer of automotive components, including hand-brake levers, pedal sets, door locks, latches, knobs, keys, cylinders and hinges, among other products, recorded in 3Q06 a 7.4% reduction in its net operating revenue when compared to the same period of previous year. Such decrease was due to the sale of assets related to the window raiser mechanism business that was still accounting for 6% of the Division's net operating revenue in the third quarter of 2005.

Amsted Maxion Fundição e Equipamentos Ferroviários (31% of the consolidated net operating revenue in 3Q06), largest Brazilian producer of railway freight cars, railway wheels and industrial and railway castings, is a joint venture between Iochpe-Maxion and Amsted Industries, leading manufacturer of railway wheels and castings in the U.S. market. In 3Q06, it showed a 40.2% reduction in its net operating revenue when compared to the same period of previous year, as a result of railway freight cars domestic market slowdown, partially offset by railway wheels and castings exports growth. After the third quarter closing, negotiations for the sale of 137 railway freight cars to MRS Logística were concluded, as well as an agreement regarding the rendering of refurbishing services in 200 ALL railcars, both to be delivered in 1Q07. These new agreements amount to approximately R$30 million.

Operating and financial performance

Net operating revenue
Consolidated net operating revenue reached R$311.7 million in 3Q06, a 19.4% reduction when compared to the same period of previous year. Such performance is a result of the slowdown in domestic production of commercial vehicles and agricultural machinery, reduced demand for railway freight cars and growth of commercial vehicles wheels, castings and railway wheels exports.

The table below shows the net operating revenue by division or company and by market in the periods indicated, in R$ million.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Companies	Market	3Q06	3Q05	Change (%)	9M06	9M5	Change (%)
	Domestic	159.7	176.5	(9.5)	474.6	543.7	(12.7)
Wheels and	Export	32.4	22.9	41.6	82.4	84.2	(2.1)
Frames Division	Total	192.1	199.4	(3.6)	557.0	627.9	(11.3)
Automotive	Domestic	21.3	23.0	(7.4)	63.7	72.3	(11.9)
Components	Export	0.3	0.3	(5.3)	0.8	0.5	55.0
Division	Total	21.6	23.3	(7.4)	64.5	72.8	(11.4)
	Domestic	125.9	272.7	(53.8)	510.7	686.9	(25.6)
	Export	70.1	55.3	26.8	211.2	184.7	14.3
Amsted Maxion	Total	196.0	328.0	(40.2)	721.9	871.6	(17.2)
(-) Consolidation							
adjustments:	Domestic	(63.0)	(136.4)		(255.4)	(343.5)	
50% of Amsted	Export	(35.0)	(27.7)		(105.6)	(92.4)	
Maxion	Total	(98.0)	(164.0)		(361.0)	(435.8)	
	Domestic	244.0	335.9	(27.4)	793.7	959.5	(17.3)
Iochpe-Maxion –	Export	67.8	50.9	33.2	188.8	177.1	6.6
Consolidated	Total	311.8	386.7	(19.4)	982.5	1,136.5	(13.6)

The table below shows the volumes sold of certain products in the periods indicated.

Quantities sold	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Commercial vehicles wheels (thousands of units)	433	351	23.4	1,157	1,146	1.0
Railway wheels* (units)	13,991	5,330	162.5	32,304	15,059	114.5
Castings* (metric tonnes)	17,653	14,052	25.6	52,320	34,616	51.1
Railway freight cars (units)	582	1,810	(67.8)	2,756	4,719	(41.6)

9 Includes only aftermarket, it does not include wheels and castings used in the assembly of new railway freight cars.

Cost of goods sold

Cost of goods sold, which accounted for 82.1% of consolidated net operating revenue, was R$255.8 million in 3Q06, a 17.0% reduction when compared to R$308.3 million recorded in the same period of 2005, which, on its turn, accounted for 79.7% of consolidated net operating revenue in that quarter. The cost of goods sold was negatively affected in 3Q06 by costs related to workforce structure adjustment, by lower dilution of fixed costs due to the reduction of net operating revenue and by the impact of wage increases arising from collective agreements in 4Q05.

Gross Income

Gross income reached R$55.9 million in 3Q06, or 17.9% of the net operating revenue, a 28.7% decrease in relation to same period of 2005, when gross income amounted to R$78.4 million, or 20.3% of net operating revenue (see details in section "Cost of Goods Sold").

Operating expenses

Operating expenses in 3Q06 reached R$26.2 million, a 5.3% increase when compared to the same period of 2005, when operating expenses amounted to R$24.8 million. The main factors for this growth were related to Brazilian Social Security Institute (INSS) tax over bonus granted in recent collective agreements and higher freight expenses due to the growth of exports.

Operating expenses accounted for 8.4% of net operating revenue in 3Q06, against 6.4% in the same period of 2005.

Operating income before net financial expense (EBIT)

EBIT reached R$29.8 million in 3Q06, or 9.5% of consolidated net operating revenue, against R$ 53.6 million in the same period of 2005, or 13.9% of consolidated net operating revenue (see details in sections "Gross Income" and "Operating Expenses").

Net financial expenses

Net financial expenses reached R$6.1 million in 3Q06 (R$11.5 million in the same period of 2005), mainly reduced by a lower average cost of indebtedness when compared to 3Q05. The net foreign currency exposure at the end of 3Q06 was a liability position of US$9.6 million.

Non-operating income

In 3Q06, non-operating income was negative at R$4.8 million (1.5% of the net operating revenue), due to expenses and provisions derived from discontinued businesses, against a negative result of R$5.0 million in the same period of 2005 (1.3% of the net operating revenue).

Income tax and social contribution

Income tax and social contribution reached R$4.9 million in 3Q06 (R$15.1 million in the same period of 2005), against income before income tax of R$18.8 million (R$37.1 million in the same period of 2005). Based on a review of the realization of tax losses carry forward at subsidiaries, deferred income tax and social contribution have been constituted, reducing this expense by R$3.6 million in 3Q06.

Net Income

Net income reached R$13.9 million in 3Q06 (R$0.2607 per share), a 36.8% decrease when compared to a net income of R$22.0 million in the same period of 2005 (R$0.4140 per share).

EBITDA

The table below shows the evolution of EBITDA in the periods indicated, in thousands of Reais:

	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Net income	13,877	22,039	(37.0)	56,395	53,936	4.6
Income tax and social contribution	4,924	15,060	(67.3)	29,835	39,144	(23.8)
Non-operating income	4,826	5,026	(4.0)	17,196	15,073	14.1
Net financial result	6,132	11,483	(46.6)	15,913	29,149	(45.4)
Depreciation and amortization	6,607	6,932	(4.7)	19,979	19,987	0.0
EBITDA	36,366	60,540	(39.9)	139,318	157,289	(11.4)

EBITDA showed in 3Q06 a 39.9% decrease over the same period of previous year, reaching R$36.4 million. As a percentage of the consolidated net operating revenue, EBITDA margin stood at 11.7%, lower than 15.7% in 3Q05 (the sections "Gross Income" and "Operating Expenses" explain the reasons of such variation).

Liquidity and indebtedness

The consolidated available cash and cash equivalents at the end of September 2006, reached R$26.9 million, all the amount being recorded in the short term. The cash and cash equivalents denominated in U.S. dollars accounted for approximately 4% of total available cash and cash equivalents on this date.

The consolidated gross bank debt reached on same date the amount of R$210.9 million, R$181.0 million in the short term and R$29.9 million recorded in the long term. The main indexes of such indebtedness are TJLP (long-term interest rates) with 61% of total gross amount, followed by U.S. dollar with 35%, IGP-M (wholesale price index) with 2% and CDI (interbanking deposit certificate) with 2%.

The consolidated net bank debt reached R$184.0 million in September 2006 (R$180.6 million in June 2006 and R$160.8 million in September 2005). The ratio between this amount and last 12 months EBITDA stood at 1.0x in September 2006, higher to the ratio 0.9x in September 2005.

Capital Expenditures

During 3Q06, capital expenditures in the development of new products and industrial plant upgrade reached R$10.3 million, totaling R$45.7 million in 9M06 (R$21.4 million and R$68.9 million, respectively, in the same periods of 2005).

Capital markets

The preferred shares (Bovespa: MYPK4) ended September of 2006 quoted at R$15.84, a 16.6% reduction in 2006; the common shares (Bovespa: MYPK3) ended September of 2006 quoted at R$14.05, a 8.2% appreciation in 2006. In September 2006, Iochpe-Maxion's market capitalization reached R$810.2 million and the book value per share reached R$5.38.

In the first nine months, Iochpe-Maxion's shares showed a daily average volume for trading at the São Paulo Stock Exchange of R$3.1 million (R$0.3 million in the same period of 2005) and a daily average number of 127 trades (13 in the same period of 2005). Such growth derives from higher stake of non-controlling shareholders in the total capital (free-float), which increased from approximately 25% at the end of September 2005 to approximately 48% at the end of September 2006, due to the secondary offering concluded in 1Q06.

IBrX ÍNDICE BRASIL ISE Corporate Sustainability Index IGC MYPK4 NÍVEL 1

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

09.01 – INTEREST IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2 – NAME OF SUBSIDIARY/AFFILIATES COMPANY	3 – CNPJ (Corporate Taxpayer's ID)	4 – CLASSIFICATION	5 – PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 – NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
01	IOCHPE HOLDINGS LLC	05. 714.676 /0001 -60	PRIVATE SUBSIDIARY	100.00	18.38
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
02	MAXION COMPONENTES ESTRUTURAIS LTDA	01.599.435/0001-67	PRIVATE SUBSIDIARY	99.99	68.51
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		117,598		117,598	
03	MAXION SISTEMAS AUTOMOTIVOS S.A.	00.736.859/0001-63	SUBSIDIARY/AFFILIATE'S INVESTEE	99.91	13.66
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		137,633		123,574	
04	AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. S.A.	01.599.436/0001-01	PRIVATE SUBSIDIARY	50.00	50.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		2,710,015		2,710,015	

16.01 – OTHER INFORMATION DEEMED RELEVANT BY THE COMPANY

01. Shareholder position of those holding five percent (5%) of the Company's voting or preferred capital, directly or indirectly, to the level of individuals, on 09/30/06.

Shareholder	CNPJ (Corporate Taxpayer's ID) / CPF (individual (Taxpayer's ID)	Common	%	Preferred	%	TOTAL	%
Companhia Iochpe	92753367/0001-02	4,592,226	24.92	-	0.00	4,592,226	8.63
ISI Participações Ltda	90575502/0001-02	2,183,708	11.85	-	0.00	2,183,708	4.10
Infipar Participações Ltda	87292264/0001-44	1,830,874	9.93	84	0.00	1,830,958	3.44
IBI Participações e Negócios Ltda	92198035/0001-03	1,803,461	9.79	-	0.00	1,803,461	3.39
Degus Participações Ltda	31063985/0001-28	1,164,411	6.32	11,884	0.03	1,176,295	2.21
Ivoncy Brochmann Ioschpe	000922900-00	700,487	3.80	332	0.00	700,819	1.32
Evelyn Noemi Berg Ioschpe	056683950-49	501,044	2.72	116,375	0.33	617,419	1.16
Daniel Ioschpe	000580680-15	501,045	2.72	-	0.00	501,045	0.94
Fundação Ioschpe	93131290/0003-55	253,418	1.38	264	0.00	253,682	0.48
Dan Ioschpe	439240690-34	210,309	1.14	-	0.00	210,309	0.40
I Holdings Ltda.	03541320/0001-47	3,284	0.02	-	0.00	3,284	0.01
Iboty Brochmann Ioschpe	000922820-91	-	0.00	1	0.00	1	0.00
Mauro Litwin Iochpe	154727520-00	-	0.00	1	0.00	1	0.00
Salomão Ioschpe	4005 17220-20	-	0.00	1	0.00	1	0.00
Subtotal		**13,744,267**	**74.58**	**128,942**	**0.37**	**13,873,209**	**26.06**
BNDES Participações Ltda	00383281/0001-09	3,582,754	19.44	9,612,777	27.62	13,195,531	24.79
Fundo de Participação Social	33657248/0001-89	429,296	2.33	-	0.00	429,296	0.81
Subtotal		**4,012,050**	**21.77**	**9,612,777**	**27.62**	**13,624,827**	**25.60**
Lazard Asset Management LLC (*)	05450776/0001-27	-	0.00	4,760,000	13.68	4,760,000	8.94
Others		672,280	3.65	20,301,988	58.33	20,974,268	39.40
TOTAL		**18,428,597**	**100.00**	**34,803,717**	**100.00**	**53,232,304**	**100.00**

(*) Shareholder located abroad

Parent Company/Investor COMPANHIA IOCHPE	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	Common	%	Preferred	%	TOTAL	%
IBI Participações e Negócios Ltda	92198035/0001-03	134	23.93	-	-	134	23.93
INFIPAR Participações Ltda.	87292264/0001-44	136	24.29	-	-	136	24.29
ISI Participações Ltda.	90573502/0001-02	134	23.93	-	-	134	23.93
DEGUS Participações Ltda.	31063985/0001-28	88	15.72	-	-	88	15.72
Ivoncy Brochmann Ioschpe	000922900-00	22	3.93	-	-	22	3.93
Daniel Ioschpe	000580680-15	23	4.10	-	-	23	4.10
Evelyn Noemi Berg Ioschpe	056683950-49	23	4.10	-	-	23	4.10
Total		560	100.0	-	-	560	100.0

Parent Company/Investor IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Iboty Brochmann Ioschpe	000922820-91	6,798,246	100.0
Eduardo Ioschpe	001749030-81	1	0.0
Claudia Ioschpe	938905590-34	1	0.0
Total		6,798,248	100.00

16.01 – OTHER INFORMATION DEEMED RELEVANT BY THE COMPANY

Parent Company/Investor INFIPAR PARTICIPAÇÕES LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Ivoncy Brochmann Ioschpe	000922900-00	11,596,896	99.90
Dan Ioschpe	439240690-34	5,960	0.05
Salomão Ioschpe	400517220-20	5,960	0.05
Total		11,608,816	100.00

Parent Company/Investor ISI PARTICIPAÇÕES LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Mauro Litwin Iochpe	154727520-00	1,849,991	21.26
Aline Kolodny Nemetz	55423493072	1,804,991	20.72
Mirela Litvin Ioschpe Wainstein	411382100-30	1,804,991	20.72
Matuzalem Ioschpe	138092109-00	1,624,471	18.65
Marlene Iochpe Kolodny	147601180-04	1,624,471	18.65
Total		8,708,915	100.00

Parent Company/Investor DEGUS PARTICIPAÇÕES LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Daniel Ioschpe	000580680-15	349,993	70.00
Evelyn Noemi Berg Ioschpe	056683950-49	149,994	30.00
Ademar Rui Bratz	069947840-53	13	0.00
Total		500,000	100.00

Parent Company/Investor I HOLDINGS LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Ivoncy Brochmann Ioschpe	000922900-00	800	80.00
Dan Ioschpe	439240690-34	200	20.00
Total		1,000	100.00

02. Amount and characteristics of the securities issued by the Company, whose ownership is, directly or indirectly, of the Controlling Shareholder, Management and Members of the Fiscal Council, on 09/30/06.

Group	Common Shares	%	Preferred Shares	%	Total	%
Board of Directors	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Board of Executive Officers	-	0.00	4,820	0.01	4,820	0.01
Controlling Shareholders	-	0.00	310	0.00	310	0.00
Fiscal Council	-	0.00	-	0.00	-	0.00

03. Evolution of the direct or indirect shareholding of the Controlling Shareholders, members of the Board of Directors, Board of Executive Officers and Fiscal Council in relation to the respective securities over the last twelve months.

Group	Common Shares	%	Preferred Shares	%	Total	%
Board of Directors						
Oct/05	-	0.00	304	0.00	304	0,00
Nov/05	-	0.00	309	0.00	309	0,00
Dec/05	-	0.00	309	0.00	309	0,00
Jan/06	-	0.00	309	0.00	309	0,00
Feb/06	-	0.00	309	0.00	309	0,00
Mar/06	-	0.00	306	0.00	306	0,00

16.01 – OTHER INFORMATION DEEMED RELEVANT BY THE COMPANY

Apr/06	-	0.00	307	0.00	307	0.00
May/06	-	0.00	310	0.00	310	0.00
Jun/06	-	0.00	310	0.00	310	0.00
Jul/06	-	0.00	310	0.00	310	0.00
Aug/06	-	0.00	310	0.00	310	0,00
Sep/06	-	0.00	310	0.00	310	0.00

Group	Common Shares	%	Preferred Shares	%	Total	%
Board of Executive Officers						
Oct/05	-	0.00	4,820	0.01	4,820	0.01
Nov/05	-	0.00	4,820	0.01	4,820	0.01
Dec/05	-	0.00	4,820	0.01	4,820	0.01
Jan/06	-	0.00	4,820	0.01	4,820	0.01
Feb/06	-	0.00	4,820	0.01	4,820	0.01
Mar/06	-	0.00	4,820	0.01	4,820	0.01
Apr/06	-	0.00	4,820	0.01	4,820	0.01
May/06	-	0.00	4,820	0.01	4,820	0.01
Jun/06	-	0.00	4,820	0.01	4,820	0.01
Jul/06	-	0.00	4,820	0.01	4,820	0.01
Aug/06	-	0.00	4,820	0.01	4,820	0.01
Sep/06	-	0.00	4,820	0.01	4,820	0.01

Group	Common Shares	%	Preferred Shares	%	Total	%
Controlling Shareholders						
Oct/05	17,746,317	96.30	21,773,124	62.56	39,528,441	74.24
Nov/05	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Dec/05	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Jan/06	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Feb/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Mar/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Apr/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
May/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Jun/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Jul/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Aug/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Sep/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66

16.01 – OTHER INFORMATION DEEMED RELEVANT BY THE COMPANY

Group	Common Shares	%	Preferred Shares	%	Total	%
Fiscal Council						
Oct/05	-	0.00	-	0.00	-	0.00
Nov/05	-	0.00	-	0.00	-	0.00
Dec/05	-	0.00	-	0.00	-	0.00
Jan/06	-	0.00	-	0.00	-	0.00
Feb/06	-	0.00	-	0.00	-	0.00
Mar/06	-	0.00	-	0.00	-	0.00
Apr/06	-	0.00	-	0.00	-	0.00
May/06	-	0.00	-	0.00	-	0.00
Jun/06	-	0.00	-	0.00	-	0.00
Jul/06	-	0.00	-	0.00	-	0.00
Aug/06	-	0.00	-	0.00	-	0.00
Sep/06	-	0.00	-	0.00	-	0.00

04. Quantity of outstanding shares (in units) and their percentage in relation to the total shares issued.

	Common Shares	%	Preferred Shares	%	Total	%
Outstanding shares						
September, 30, 2006	672,280	3.65	25,056,862	71.99	25,729,142	48.33

Independent Auditors' Report on Special Review

To
The Board of Directors and Shareholders
Iochpe-Maxion S.A.
São Paulo – SP

1. We have conducted a special review on the Quarterly Information (ITR) of Iochpe-Maxion S.A. and its subsidiaries (consolidated information) referring to the quarter ended at September 30, 2006, which includes the balance sheet, the income statement, the performance report and the relevant information, prepared in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Auditors – IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquiries and discussions with the administrators responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the Company's and its subsidiaries financial position and operations (consolidated information).

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards issued by CVM, specifically applicable to the preparation of the Quarterly Information.

4. Our review was conducted with the purpose of issuing a report on special review of Quarterly Information referred to in the first paragraph. The statements of cash flows and added value for the 9-month period ended on September 30, 2006 are being presented in the notes to enable an additional analysis. This supplementary information was submitted to the same review procedures used in the Quarterly Information and we are not aware of any material change that must be made for it to be in accordance with the accounting practices adopted in Brazil and pursuant to the rules issued by the Brazilian Securities and Exchange Commission.

October 20, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6

19.01 – DESCRIPTION OF AMENDED INFORMATION

Amendment to Table 16.01 – OTHER INFORMATION DEEMED RELEVANT BY THE COMPANY

01 – Shareholder position

. amount of ON shares – Ivoncy Brochmann Ioschpe From: 700,787 To: 700,487

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

TABLE OF CONTENTS

Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

Fact Sheet, as of September 30, 2006;

IOCHPE-MAXION

FACT SHEET 3Q06



Competitive Advantages

Leadership in the Domestic Market: The leadership in the Brazilian market of products accounting for more than 90% of the consolidated net operating revenue enables significant scale economies for Iochpe-Maxion, representing an important barrier for new entrants in the domestic market.

Strategic Business Combination in the Railway Segment: the alliance with Amsted Industries enables the Company to have access to the most advanced technologies and to the largest worldwide railway castings markets.

Growth with Financial Discipline:
Iochpe-Maxion carefully analyzes Capex projects with a view to ensuring adequate financial returns.

Competitive Production Cost:
The integration of castings and freight cars assembly areas in the railway segment, as well as the specialization derived from higher utilization of steel in the production of wheels and frames, enable competitive production costs to the Company in the domestic and foreign markets.

Quality of Products and Processes:
The Company's quality of products and services is certified in Brazil and abroad by authorized governmental agencies and independent institutions. Iochpe-Maxion is also acknowledged by major car makers and railway operators as "certified suppliers, enabling an ongoing increase of its sales in the domestic and foreign markets.

Company's Profile

Iochpe-Maxion [Bovespa: MYPK3 (common shares) and MYPK4 (preferred shares) / ADR-OTC: IOCJY-PN (preferred shares)] is the largest Brazilian manufacturer of wheels and frames for commercial vehicles, railway freight cars and railway castings. Currently, the Company generates more than 8,000 jobs, distributed in six plants, located in the states of São Paulo, Minas Gerais and Rio de Janeiro.

In 9M06, the Company's Wheels and Chassis Division held approximately 55% of the domestic market of wheels for trucks, buses and agricultural machinery and 65% of the domestic market of frames and stamped structural components for trucks, buses and pickups, in number of units produced. This Division accounted for 57% of the Iochpe-Maxion's consolidated net operating revenue in 9M06.

The Automotive Components Division operates in the passenger autoparts segment and in 9M06, it accounted for 7% of the Iochpe-Maxion's consolidated net operating revenue.

Amsted Maxion, a joint venture between Iochpe-Maxion and Amsted Industries and operating in the railway segment, held in 9M06 nearly 81% of the domestic market of railway freight cars and 80% of the domestic market of railway castings. In 9M06, Amsted Maxion accounted for 36% of the Iochpe-Maxion's consolidated net operating revenue.

Strategy

- Expansion of production capacity with a view to meeting a growing demand in the domestic and foreign markets.
- Higher share in the foreign markets, including commercial vehicles wheels replacement segment and the Company's relationship with its partner Amsted Industries.
- New businesses and products, aiming at offering higher number of products and services, which show synergies with its current activities.

Net Revenue (R$ million)



Domestic
Exports
CAGR 02-05 55%
CAGR 02-05 46%
411
336
75
676
575
101
1,099
955
144
1,494
1,263
231
983
794
189
2002
2003
2004
2005
9M06

EBITDA



EBITDA Margin
EBITDA (R$ million)
16.8%
13.2%
14.2%
13.7%
14.2%
69
89
156
205
139
2002
2003
2004
2005
9M06

Net Income



Net Margin
Net Income (R$ million)
-5.9%
-0.8%
4.6%
4.8%
5.7%
(24)
(5)
51
72
56
2002
2003
2004
2005
9M06



Indebtedness and Liquidity

Indebtedness and Liquidity (R$million)	2002	2003	2004	2005	Sept/06
Gross Bank Debt	134	131	176	177	211
Net Bank Debt	106	115	102	125	184
Cash and cash equivalents	28	16	74	52	27
Total assets	399	431	631	675	715
Shareholders' equity	157	152	186	230	286
Net debt/EBITDA (x)	1.5	1.3	0.6	0.6	1.0
Capex	37	41	54	84	46



Exports 9M06

Destination (%)



Canada / Mexico
7%
USA
52%
21%
South America
10%
Africa / Middle East
10%
Europe

Net Operating Revenue in 9M06

Segment (%)



Railway Freight Cars[1]
22%
Road Wheels
24%
12%
Castings[1]
7%
Automotive Components
2%
Railway Wheels[1]
Frames[2]
33%

(1) Amsted Maxion
(2) Wheels and Chassis Division of Maxion Sistemas Automotivos



Exports 9M06

Segment (%)



Railway and Industrial Castings
51%
Road Wheels
38%
5%
Railway Freight Cars
6%
Frames

Sales Volume of Certain Products in Periods Indicated

	9M06	9M05	Chg. %
Road Wheels (000 unit)	1,157	1,146	1.0%
Railway Wheels (unit) *	32,304	15,059	114.5%
Castings (ton) *	52,320	34,616	51.1%
Railway Freight Cars (unit)	2,756	4,719	-41.6%

** Only aftermarket, it does not include wheels and castings used in the assembly of new railway freight cars.*



Corporate Governance

Corporate governance parameters adopted by Iochpe-Maxion are aligned to the best Brazilian and international practices, which implies the utilization of clear guidelines of conduct, in standards higher than those required by law and/or market regulatory agencies, including:

- Bovespa Level 1
- Fiscal Council
- Code of Ethics
- Audit and Variable Compensation Committees
- Whistleblowing Policy

Such initiatives aim at meeting and reinforcing the Company's commitment to transparency, equal treatment and accountability with shareholders and corporate responsibility.

Iochpe-Maxion

Dan Ioschpe
C.E.O.
dan@iochpe.com.br
55 11 5508-3802

Oscar Becker
C.F.O.
becker@iochpe.com.br
55 11 5508-3802

Marcio Fenelon
Investor Relations
fenelon@iochpe.com.br
55 11 5508-3843

Rua Luigi Galvani, 146 13º andar
04575-020 São Paulo | SP | Brazil
www.iochpe-maxion.com.br

Share Ownership

Shareholders	Common Shares	%	Preferred Shares	%	Total Shares	%
Companhia Iochpe (*)	13,744,267	74.58	128,942	0.37	13,873,209	26.06
BNDES Participações S.A. – BNDESPar (**)	4,012,050	21.77	9,612,777	27.62	13,624,827	25.60
Others	672,280	3.65	25,061,988	72.01	25,734,268	48.34
Total Shares	18,428,597	100.00	34,803,707	100.00	53,232,304	100.00

(*) includes direct and indirect ownership of Companhia Iochpe's shareholders in Iochpe-Maxion.
(**) includes ownership of FPS Fundo de Participação Social.
Companhia Iochpe and BNDESpar have their common shares of Iochpe-Maxion subjec to a Shareholders' Agreement.

Rua Luigi Galvani, 146 - 13º andar - Tel.: (011) 5508-3800
Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

Presentation Styled "Iochpe-Maxion" for the Third Quarter of 2006 (Merill Lynch Small and Mid Cap Day);

IOCHPE-MAXION

Merrill Lynch
Small and Mid Cap Conference



November, 2006

DISCLAIMER

The material contained in this presentation is general background information about Iochpe-Maxion S.A. (Iochpe) as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein.

This presentation contains statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Iochpe and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Although Iochpe believes that the expectations and assumptions reflected in the forward-looking statements are reasonably based on information currently available to Iochpe management, Iochpe cannot guarantee future results or events. Iochpe expressly disclaims a duty to update any of the forward-looking statement.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

TOPICS

1. About Iochpe-Maxion
2. Major New Projects
3. Logistics: Segment Overview
4. Industry Performance
5. Financial Performance
6. Capital Markets

IOCHPE-MAXION



About Iochpe-Maxion

IOCHPE-MAXION

SHAREHOLDER COMPOSITION : SEPT. '06



Shareholders Agreement
Iochpe Family
Voting 74.6%
Non-Voting 0.4%
Total 26.1%
BNDES Participações
Voting 21.8%
Non-Voting 27.6%
Total 25.6%
Other
Voting 3.6%
Non-Voting 72.0%
Total 48.3%
Iochpe-Maxion S.A.

Issued Shares (*)		
Voting	18,428,597	34.62%
Non-Voting	34,803,707	65.38%
Total	53,232,304	100.00%

IOCHPE-MAXION

CORPORATE STRUCTURE

Iochpe-Maxion S.A.

- 50% — **Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.**
  - **Railway Equipment**



Railway freight cars: 22%[1]



Castings 12%[1] and wheels 2%[1]

- 100% — **Maxion Sistemas Automotivos Ltda.**
  - **Wheels and Frames Division**



Frames: 33%[1]



Wheels: 24%[1]

  - **Automotive Components Division**
    - Auto parts for passenger cars: 7%[1]

[1] % of consolidated net revenues in the first nine months of 2006

IOCHPE-MAXION

MARKET SHARE – BRAZIL (9M06)

Frames	Commercial Vehicle Wheels	Railway Freight Cars	Railway Castings



Maxion
65%
20%
Dana
15%
OEM
Maxion
55%
38%
Borlem
7%
Others
Maxion
81%
19%
Others
Maxion
80%
20%
Cruzaço

Maxion 9M05	66%	57%	80%	80%

Source: Maxion estimate

IOCHPE-MAXION

AMSTED MAXION JOINT VENTURE

Amsted Industries is the leading manufacturer of railway castings in North America

Strategic alliance with Amsted Industries

- General characteristics of Amsted-Industries:
  - 85% of sales are derived from the North American market
  - 47 plants located in 11 countries
  - 9,200 employees
  - Revenues in 2005: US$2.5bn

Amsted Industries Incorporated + IOCHPE-MAXION = Amsted MAXION

Sucessful partnership

Benefits from the partnership with Amsted Industries:

- Access to state of the art technologies
- Access to the largest markets of railway castings worldwide
- Important costumer of Amsted-Maxion exports
- Brand widely recognized worldwide

Leadership in the Brazilian market and competitiveness in the international market

INDUSTRIAL PARK

Iochpe-Maxion's production plants localization


Hortolândia (SP)
Railway Equipments
Osasco (SP)
Railway Equipments
Cruzeiro (SP)
Railway Equipments
MG
SP
Contagem (MG)
Auto parts division
Cruzeiro (SP)
Wheel and Frames Divison

Costs of goods sold (% of total - 9M06)


Salaries
21%
D&A and maintence expenses
13%
Raw materials and inputs
66%

Utilization rate - Sept. '06


23%
83%
92%
Railcars
Castings and railway wheels
Wheels and Frames Division

IOCHPE-MAXION



Major New Projects

FIAT

- Structural stamped parts
- New passenger car model
- Start of production: 2Q07
- Revenue: approx. R$ 40 million/year, after ramp-up



HUMVEE (AM GENERAL-USA)

- Siderails and stamped parts
- Start of production: 4Q06
- Revenue: approx. US$ 9 million/year, after ramp-up





TRUCK WHEELS IN CHINA

Greenfield project in China

First Phase:

- 600 thousand wheels / year
- Capex: approx. US$ 15 million
- Revenue: approx. US$ 30 million / year, after ramp-up
- Start of production: 1Q08
- Export to nearby markets - no local sales





IOCHPE-MAXION

FREIGHT CARS – FIRM ORDERS

Delivery in 2007		
MRS	157 units	Revenue Approx. R$30 million
ALL - refurbishing	200 units	
Delivery in 2006		
CVRD / FCA	1,416 units	Revenue Approx. R$562 million
Brasil Ferrovias(*)	720 units	
MRC (Mitsui / Bunge / ALL)	300 units	
MRS	417 units	
CVG Ferrominera Orinoco	50 units	
Itaú Leasing (Inlogs / ALL)	69 units	
Coopersucar (Inlogs / ALL)	48 units	
Total	3,020 units	→ Delivered 9M06 - 2,756 units

(*) Incorporated by ALL during 2Q06

IOCHPE-MAXION



Logistics: Segment Overview

IOCHPE-MAXION

BRAZILIAN RAILWAY TRANSPORTATION

Million of tons



500
400
300
200
100
0
CAGR% = 6.3%
Δ% = 9.5%
254
260
260
289
302
301
331
351
402
440
97
98
99
00
01
02
03
04
05

Source: ANTF / Revista Ferroviária

Goods Breakdown - 2005



Others
15%
Grains
9%
Steel
8%
Ore
68%

Source: ANTF

BRAZILIAN RAILWAY TRANSPORTATION

Cargo Transported by Operator - 2005


Brasil Ferrovias (*) 7%
ALL 5%
Other 2%
MRS 26%
CVRD 60%

Fonte: ANTF

(*) Incorporated by ALL in the second quarter of 2006

Fleet by Operator - Jun '06 (83,733 railcars)


Other 2%
ALL 17%
Brasil Ferrovias (*) 15%
CVRD 50%
MRS 16%

Fonte: ANTF

BRAZILIAN RAILWAY TRANSPORTATION

% Railway Cargo Transportation


30%
20%
10%
0%
21%
24%
24%
25%
26%
1997
2003
2004
2005
2006(E)

Source: ANTF

Announced expansion projects in the railway network

- Expansion of transported volume by Estrada de Ferro Carajás from 70 million tons to 100 million tons and, later, to 180 million tons;
- Extension of Ferrovia Norte-Sul;
- New routes for Companhia Ferroviária Nordeste - CFN;
- Expansion of transported volume by MRS from 113 million tons in 2006 to 200 million tons in 2010
- Expansion of CSN's Casa de Pedra mine from 16 million tons to 56 million tons;
- Change of control and extension of Brasil Ferrovias;
- Change of control of Ferrovia Novoeste; and
- Construction of metropolitan "ring" railways (São Paulo, Belo Horizonte, Rio de Janeiro and Curitiba)

Source: Newsrun

BRAZILIAN COMMERCIAL VEHICLE FLEET

Fleet Size - April '06 (in thousand units)	
Pickups	3,113
Trucks	1,140
Buses	256

Average Fleet Age - 2005 (in years)	
Pickups	8.8
Trucks	11.9
Buses	10.0

Source: Sindipeças

IOCHPE-MAXION



Industry Performance

IOCHPE-MAXION

LIGHT COMMERCIALS – BRAZIL ('000 units)


Production
Export
CAGR 01 – 05 = 14%
CAGR 01 – 05 = 29%
Δ 9M06 - 05 = 4%
Δ 9M06 – 05 = 1%
Δ 3Q06 - 05 = (3%)
Δ 3Q06 – 05 = (1%)
216
56
180
40
216
72
318
114
366
156
275
114
285
115
100
42
97
42
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Anfavea

TRUCKS – BRAZIL ('000 units)


Production
Export
CAGR 01 – 05 = 11%
CAGR 01 – 05 = 54%
Δ 9M06 – 05 = (12%)
Δ 9M06 – 05 = 5%
Δ 3Q06 – 05 = (8%)
Δ 3Q06 – 05 = (3%)
77
7
69
5
79
13
107
25
116
37
90
26
79
28
30
10
28
10
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Anfavea

IOCHPE-MAXION

BUSES – BRAZIL ('000 units)



Production
Export
CAGR 01 – 05 = 11%
CAGR 01 – 05 = 29%
Δ 9M06 – 05 = 1%
Δ 9M06 – 05 = (14%)
Δ 3Q06 – 05 = (6%)
Δ 3Q06 – 05 = (11%)
24
7
23
7
27
9
29
13
35
19
28
15
28
13
10
6
9
5
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Anfavea

AGRICULTURAL MACHINERY – BRAZIL ('000 units)


Production
Export
CAGR 01 – 05 = 4%
CAGR 01 – 05 = 39%
Δ 9M06 – 05 = (18%)
Δ 9M06 – 05 = (32%)
Δ 3Q06 – 05 = (18%)
Δ 3Q06 – 05 = (27%)
44
8
52
10
59
21
69
31
53
31
43
25
36
17
14
8
12
6
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Anfavea

IOCHPE-MAXION

PASSENGER CARS – BRAZIL ('000 units)



Production
Export
CAGR 01 – 05 = 7%
CAGR 01 – 05 = 17%
Δ 9M06 – 05 = 4%
Δ 9M06 – 05 = (8%)
Δ 3Q06 – 05 = 3%
Δ 3Q06 – 05 = (12%)
1,496
319
1,521
363
1,505
440
1,757
497
1,931
606
1,513
527
1,577
488
518
185
533
164
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Anfavea

RAILWAY FREIGHT CARS – BRAZIL (units)


Sale
CAGR 01 – 05 = 77%
Δ 9M06 – 05 = (40%)
Δ 3Q06 – 05 = (67%)
748
294
2,459
5,642
7,270
5,495
3,291
2,223
728
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Amsted Maxion estimate

IOCHPE-MAXION



Financial Performance

NET OPERATING REVENUE – 9M06

R$983 million

Segment (%)


Commercial Vehicle Wheels(2)
24%
Freight Railcars(1)
22%
Castings(1)
12%
Autom. Comp.
7%
Railway Wheels(1)
2%
Frames(2)
33%

Customer (%)


Brasil Ferrovias / ALL(*)
11%
CVRD
9%
General Motors
5%
Tractors
5%
Scania
4%
Ford
3%
Other
20%
Exports
19%
Daimler Chrysler
12%
Volks-wagen
12%

(1) Amsted Maxion

(2) Wheels and Frames Division of Maxion Sistemas Automotivos

(*) Brasil Ferrovias was incorporated by ALL during 2Q06

IOCHPE-MAXION

EXPORTS – 9M06

US$87 million (*)
R$189 million

Avg. FX: 1US$=2.17R$

Segment (%)



Railway and industrial castings
51%
Commercial vehicle wheels
38%
6%
5%
Frames
Freight railcars

Destination (%)



USA
52%
Canada/ Mexico
7%
21%
South America
10%
Africa/ Middle East
10%
Europe

(*) US$70 million, equivalent to R$177 million on 9M05
Avg. FX: 1US$=2.53R$

IOCHPE-MAXION

NET OPERATING REVENUE (R$ million)



CAGR 01 – 05 = 41%
Δ 05-04 = 36%
Δ 9M06 – 05 = (14%)
Δ 3Q06 – 05 = (19%)
374
411
676
1,099
1,494
1,137
983
387
312
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

IOCHPE-MAXION

EXPORTS (USD million)



CAGR 01 – 05 = 48%
Δ 05-04 = 61%
Δ 9M06 – 05 = 25%
Δ 3Q06 – 05 = 33%
24
24
33
47
96
70
87
24
31
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

GROSS PROFIT


R$ MM
% net sales
350
300
250
200
150
100
50
0
50%
40%
30%
20%
10%
0%
80
87
137
228
289
224
185
78
56
21%
21%
20%
21%
19%
20%
19%
20%
18%
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

IOCHPE-MAXION

EARNING BEFORE INTEREST AND TAXES - EBIT



R$ MM
% net sales
200
150
100
50
0
20%
15%
10%
5%
0%
27
36
58
127
178
137
119
54
30
7%
9%
9%
12%
12%
12%
12%
14%
10%
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

IOCHPE-MAXION

NET FINANCIAL EXPENSES



R$ MM
% net sales
75
50
25
0
15%
10%
5%
0%
41
54
38
33
37
29
16
12
6
11%
13%
6%
3%
2%
3%
2%
3%
2%
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

IOCHPE-MAXION

EBITDA (*)



R$ MM
% net sales
250
200
150
100
50
0
20%
15%
10%
5%
0%
16%
17%
13%
14%
14%
14%
14%
16%
12%
58
69
89
156
205
157
139
61
36
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

NET EARNINGS


R$ MM
% R.O.L.
80
60
40
20
0
(20)
(40)
20%
15%
10%
5%
0%
-5%
-10%
25
7%
(24)
-6%
(5)
-1%
51
5%
72
5%
54
5%
56
6%
22
6%
14
5%
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

IOCHPE-MAXION

NET BANK DEBT



R$ MM
x EBITDA (*)
200
175
150
125
100
75
50
25
0
2.0
1.5
1.0
0.5
0.0
65
106
115
102
125
161
184
1.1
1.5
1.3
0.6
0.6
0.9
1.0
2001
2002
2003
2004
2005
3Q05
3Q06

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

CAPEX (R$ million)


41
54
73
84
69
46
21
10
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

IOCHPE-MAXION

INCOME STATEMENT – 3Q06 (R$ thousand)

	3Q06	% net sales	3Q05	% net sales	Var. 06/05
Net operating revenue	311,739	100.0%	386,726	100.0%	-19.4%
Gross profit	55,911	17.9%	78,434	20.3%	-28.7%
Operating expenses	(26,152)	-8.4%	(24,826)	-6.4%	5.3%
Earnings before interest and taxes - EBIT	29,759	9.5%	53,608	13.9%	-44.5%
Net financial expenses	(6,132)	-2.0%	(11,483)	-3.0%	-46.6%
Earnings after financial expenses	23,627	7.6%	42,125	10.9%	-43.9%
Non-operating expenses	(4,826)	-1.5%	(5,026)	-1.3%	-4.0%
Results before income taxes and minority interest	18,801	6.0%	37,099	9.6%	-49.3%
Income taxes and minority interest	(4,924)	-1.6%	(15,060)	-3.9%	-67.3%
Net income	13,877	4.5%	22,039	5.7%	-37.0%
EBITDA	36,366	11.7%	60,537	15.7%	-39.9%

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating

INCOME STATEMENT – 9M06 (R$ thousand)

	9M06	% net sales	9M05	% net sales	Var. 06/05
Net operating revenue	982,486	100.0%	1,136,485	100.0%	-13.6%
Gross profit	185,420	18.9%	223,529	19.7%	-17.0%
Operating expenses	(66,081)	-6.7%	(86,227)	-0.2%	-23.4%
Earnings before interest and taxes - EBIT	119,339	12.1%	137,302	12.1%	-13.1%
Net financial expenses	(15,913)	-1.6%	(29,149)	-2.6%	-45.4%
Earnings after financial expenses	103,426	10.5%	108,153	9.5%	-4.4%
Non-operating expenses	(17,196)	-1.8%	(15,073)	-1.3%	14.1%
Results before income taxes and minority interest	86,230	8.8%	93,080	8.2%	-7.4%
Income taxes and minority interest	(29,835)	-3.0%	(39,144)	-3.4%	-23.8%
Net income	56,395	5.7%	53,936	4.7%	4.6%
EBITDA	139,318	14.2%	157,286	13.8%	-11.4%

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

IOCHPE-MAXION

BALANCE SHEET (R$ thousand)

ASSETS	Sept/06	Sept/05
CURRENT		
Cash and marketable securities	26,913	17,326
Receivables	202,321	170,239
Inventories	144,727	163,831
Recoverable taxes	18,009	7,009
Other	12,765	12,871
	404,735	**371,276**
LONG TERM		
Taxes recoverable	6,030	28,204
Receivables	1,524	4,504
Deferred income taxes	34,785	40,090
Other	10,514	6,745
	52,853	**79,543**
PERMANENT		
Investments	359	210
Plant, property and equipment	255,085	216,700
Deferred items	2,116	3,144
	257,560	**220,054**
TOTAL - ASSETS	**715,148**	**670,873**

LIABILITES AND EQUITY	Sept/06	Sept/05
CURRENT		
Loans	180,965	72,476
Payables	45,867	77,235
Costumers advances	22,743	35,354
Wages and charges	41,079	35,086
Taxes	7,286	12,117
Provisions	9,273	8,512
Other	10,481	8,789
	317,694	**249,569**
LONG TERM		
Loans	29,928	105,635
Provisions	64,246	56,464
Other	16,738	18,831
	110,912	**180,930**
MINORITY INTEREST	**216**	**205**
EQUITY		
Paid-up capital	161,463	161,463
Profit reserves	68,468	24,770
Retained earnings	56,395	53,936
	286,326	**240,169**
TOTAL - LIABILITIES AND EQUITY	**715,148**	**670,873**

IOCHPE-MAXION

DEBT INDEXATION – SEPT. '06 (%)


TJLP (BNDES rate)
61%
IGPM (whosale inflation index)
2%
35%
Dollar
2%
CDI (interbank rate)

Average Cost (Sept. '06)	
TJLP, CDI and IGP-M indexed	
In R$	73% CDI
Dollar indexed	
In US$	6.7% p.a.

IOCHPE-MAXION



Capital Markets

IOCHPE-MAXION

CORPORATE GOVERNANCE

- Listed at Bovespa's Level 1
- Board of Directors with 2 independent members and no Officers
- Audit and Variable Compensation Commitees
- *Conselho Fiscal* with 1 representative of minority shareholders
- Ethics Code
- Whistleblow policy
- Public company since 1984 / Level 1 ADR since 1994
- Shared control - BNDES and Iochpe Family
- Dividends - 37% of net income with an additional 10% to preferred shares

IBrX ÍNDICE BRASIL

ISE Corporate Sustainability Index

igc

MYPK4 NÍVEL 1 BOVESPA BRASIL

IOCHPE-MAXION

STOCK PERFORMANCE



R$ THOUS.
R$ / SHARE (*)
DAILY VOLUME / MONTHLY AVERAGE PRICE
IOCHPE-MAXION PN (MYPK4)
MONTHLY AVERAGE PRICE
DAILY VOLUME
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
22.0
19.0
16.0
13.0
10.0
7.0
4.0
1.0
(2.0)
Dec-03 Jan-04 Feb-04 Mar-04 Apr-04 May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06
43 1,385 171 151 190 123 139 401 354 253 205 183 1,366 381 849 262 144 156 296 289 556 333 1,004 303 384 966 3,225 2,388 2,626 3,382 3,302 4,893 3,145 1,685 4,035
4.0 4.9 4.7 4.0 4.0 3.9 4.1 5.5 6.8 8.7 8.5 9.6 12.4 14.1 14.2 16.3 16.0 15.9 15.5 13.6 14.2 14.4 16.2 16.2 16.8 21.1 18.8 18.0 18.2 20.3 20.3 20.5 20.5 16.6 15.2

(*) adjusted for reverse split

IOCHPE-MAXION

Rua Luigi Galvani, 146 - 13º andar - Tel.: (011) 5508-3800
Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
feneton@iochpe.com.br

Presentation Styled "Iochpe-Maxion" for the Conference Call for the Third Quarter of 2006;

IOCHPE-MAXION

Results
Third Quarter 2006



November 7, 2006

DISCLAIMER

The material contained in this presentation is general background information about Iochpe-Maxion S.A. (Iochpe) as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein.

This presentation contains statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Iochpe and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Although Iochpe believes that the expectations and assumptions reflected in the forward-looking statements are reasonably based on information currently available to Iochpe management, Iochpe cannot guarantee future results or events. Iochpe expressly disclaims a duty to update any of the forward-looking statement.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

3Q06 HIGHLIGHTS

- Consolidated net operating revenue of R$311.7 million, 19.4% decrease over 3Q05;
- EBITDA(*) reached R$36.4 million, 39.9% decrease over 3Q05;
- Net income of R$13.9 million, 37.0% lower than 3Q05;
- Costs associated with structure adjustments and provision for tax contingency: 1.6% of net operating revenue in the quarter;
- Net bank debt of R$184.0 million (R$160.8 million in 3Q05), or 1.0x LTM EBITDA(*) (0.9x in 3Q05).

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

CORPORATE STRUCTURE

Iochpe-Maxion S.A.

- 50% → **Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.**
  - **Railway Equipment**
- 100% → **Maxion Sistemas Automotivos Ltda.**
  - **Wheels and Frames Division**
  - **Automotive Components Division**



Railway freight cars: 22%[1]



Castings 12%[1] and wheels 2%[1]



Frames: 33%[1]



Wheels: 24%[1]

Auto parts for passenger cars: 7%[1]

[1] % of consolidated net revenues in the first nine months of 2006

IOCHPE-MAXION



Industry Performance

LIGHT COMMERCIALS – BRAZIL ('000 units)


Production
Export
CAGR 01 – 05 = 14%
CAGR 01 – 05 = 29%
Δ 9M06 - 05 = 4%
Δ 9M06 – 05 = 1%
Δ 3Q06 - 05 = (3%)
Δ 3Q06 – 05 = (1%)
216
56
180
216
72
318
114
366
156
275
114
285
115
100
42
97
42
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Anfavea

TRUCKS – BRAZIL ('000 units)


Production
Export
CAGR 01 – 05 = 11%
CAGR 01 – 05 = 54%
Δ 9M06 – 05 = (12%)
Δ 9M06 – 05 = 5%
Δ 3Q06 – 05 = (8%)
Δ 3Q06 – 05 = (3%)
77
7
69
5
79
13
107
25
116
90
79
28
30
10
28
10
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Anfavea

BUSES – BRAZIL ('000 units)


Production
Export
CAGR 01 – 05 = 11%
CAGR 01 – 05 = 29%
Δ 9M06 – 05 = 1%
Δ 9M06 – 05 = (14%)
Δ 3Q06 – 05 = (6%)
Δ 3Q06 – 05 = (11%)
24
7
23
7
27
9
29
13
35
19
28
15
28
13
10
6
9
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Anfavea

AGRICULTURAL MACHINERY – BRAZIL ('000 units)


Production
Export
CAGR 01 – 05 = 4%
CAGR 01 – 05 = 39%
Δ 9M06 – 05 = (18%)
Δ 9M06 – 05 = (32%)
Δ 3Q06 – 05 = (18%)
Δ 3Q06 – 05 = (27%)
44
8
52
10
59
21
69
53
31
43
25
36
17
14
8
12
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Anfavea

IOCHPE-MAXION

Results
Third Quarter 2006

PASSENGER CARS – BRAZIL ('000 units)


Production
Export
CAGR 01 – 05 = 7%
CAGR 01 – 05 = 17%
Δ 9M06 – 05 = 4%
Δ 9M06 – 05 = (8%)
Δ 3Q06 – 05 = 3%
Δ 3Q06 – 05 = (12%)
1,496
319
1,521
363
1,505
440
1,757
497
1,931
606
1,513
527
1,577
488
518
533
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Anfavea

RAILWAY FREIGHT CARS – BRAZIL (units)


Sale
CAGR 01 – 05 = 77%
Δ 9M06 – 05 = (40%)
Δ 3Q06 – 05 = (67%)
748
294
2,459
5,642
7,270
5,495
3,291
2,223
728
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

Source: Amsted Maxion estimate

MARKET SHARE – BRAZIL (9M06)

Frames	Commercial Vehicle Wheels	Railway Freight Cars	Railway Castings


Maxion
65%
20%
Dana
OEM
Maxion
55%
38%
Borlem
Others
Maxion
81%
Others
Maxion
80%
Cruzaço

Maxion 9M05	66%	57%	80%	80%

Source: Maxion estimate

IOCHPE-MAXION



Consolidated Results

NET OPERATING REVENUE – 9M06

R$983 million

Segment (%)


Commercial Vehicle Wheels(2)
24%
Freight Railcars(1)
22%
Castings(1)
12%
Autom. Comp.
7%
Railway Wheels(1)
2%
Frames(2)
33%

Customer (%)


Brasil Ferrovias / ALL(*)
11%
CVRD
9%
General Motors
5%
Tractors
5%
Scania
4%
Ford
3%
Other
20%
Exports
19%
Daimler Chrysler
12%
Volks-wagen
12%

(1) Amsted Maxion

(2) Wheels and Frames Division of Maxion Sistemas Automotivos

(*) Brasil Ferrovias was incorporated by ALL during 2Q06

EXPORTS – 9M06

US$87 million
R$189 million (*)

Segment (%)


Railway and industrial castings
51%
Commercial vehicle wheels
38%
6%
Frames
5%
Freight railcars

Destination (%)


USA
52%
Canada/ Mexico
7%
21%
South America
10%
Africa/ Middle East
10%
Europe

(*) US$70 million, equivalent to R$177 million on 9M05

NET OPERATING REVENUE (R$ million)


CAGR 01 – 05 = 41%
Δ 05-04 = 36%
Δ 9M06 – 05 = (14%)
Δ 3Q06 – 05 = (19%)
411
676
1.099
1.494
983
387
312
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

EXPORTS (USD million)


CAGR 01 – 05 = 48%
Δ 05-04 = 61%
Δ 9M06 – 05 = 25%
Δ 3Q06 – 05 = 33%
24
24
33
47
96
70
87
24
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

EXPORTS (USD million)

	3Q06	3Q05	Var.(%)	9M06	9M05	Var.(%)
Commercial vehicle wheels	13.5	8.6	57.0	32.9	25.5	29.0
Frames	1.6	2.1	(23.8)	5.0	7.7	(35.1)
Automotive components	0.1	0.1	0.0	0.4	0.3	33.3
Castings and railway wheels	31.5	23.0	37.0	87.7	50.5	74.4
Railway freight cars	0.9	2.5	(64.0)	9.5	22.0	(56.8)
(-) Consolidation adjustments: 50% of Amsted Maxion	(16.2)	(12.7)		(48.6)	(36.2)	
Iochpe-Maxion – Consolidated	31.3	23.6	32.6	86.9	69.7	24.7

GROSS PROFIT


R$ MM
% net sales
350
300
250
200
150
100
50
0
50%
40%
30%
20%
10%
0%
21%
21%
20%
21%
19%
20%
19%
20%
18%
87
137
228
289
224
185
78
56
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

EARNING BEFORE INTEREST AND TAXES - EBIT


R$ MM
% net sales
200
150
100
50
0
20%
15%
10%
5%
0%
27
36
58
127
178
137
119
54
30
7%
9%
9%
12%
12%
12%
12%
14%
10%
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

NET FINANCIAL EXPENSES


R$ MM
% net sales
75
50
25
0
15%
10%
5%
0%
41
38
33
37
29
16
12
6
11%
13%
6%
3%
2%
3%
2%
3%
2%
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

EBITDA (*)


R$ MM
% net sales
250
200
150
100
50
0
20%
15%
10%
5%
0%
59
69
89
156
205
157
139
61
36
16%
17%
13%
14%
14%
14%
14%
16%
12%
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

NET EARNINGS


R$ MM
% R.O.L.
80
60
40
20
0
(20)
(40)
20%
15%
10%
5%
0%
-5%
-10%
2001
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06
25
(24)
(5)
51
72
54
56
7%
-6%
-1%
5%
5%
5%
6%
6%
5%

NET BANK DEBT


R$ MM
x EBITDA (*)
200
175
150
125
100
75
50
25
0
2,0
1,5
1,0
0,5
0,0
65
106
115
102
125
161
184
1,1
1,5
1,3
0,6
0,6
0,9
1,0
2001
2002
2003
2004
2005
3Q05
3Q06

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

CAPEX (R$ million)


41
54
73
84
69
46
21
10
2002
2003
2004
2005
9M05
9M06
3Q05
3Q06

INCOME STATEMENT – 3Q06 (R$ thousand)

	3Q06	% net sales	3Q05	% net sales	Var. 06/05
Net operating revenue	311,739	100.0%	386,726	100.0%	-19.4%
Gross profit	55,911	17.9%	78,434	20.3%	-28.7%
Operating expenses	(26,152)	-8.4%	(24,826)	-6.4%	5.3%
Earnings before interest and taxes - EBIT	29,759	9.5%	53,608	13.9%	-44.5%
Net financial expenses	(6,132)	-2.0%	(11,483)	-3.0%	-46.6%
Earnings after financial expenses	23,627	7.6%	42,125	10.9%	-43.9%
Non-operating expenses	(4,826)	-1.5%	(5,026)	-1.3%	-4.0%
Results before income taxes and minority interest	18,801	6.0%	37,099	9.6%	-49.3%
Income taxes and minority interest	(4,924)	-1.6%	(15,060)	-3.9%	-67.3%
Net income	13,877	4.5%	22,039	5.7%	-37.0%
EBITDA	36,366	11.7%	60,537	15.7%	-39.9%

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

INCOME STATEMENT – 9M06 (R$ thousand)

	9M06	% net sales	9M05	% net sales	Var. 06/05
Net operating revenue	982,486	100.0%	1,136,485	100.0%	-13.6%
Gross profit	185,420	18.9%	223,529	19.7%	-17.0%
Operating expenses	(66,081)	-6.7%	(86,227)	-0.2%	-23.4%
Earnings before interest and taxes - EBIT	119,339	12.1%	137,302	12.1%	-13.1%
Net financial expenses	(15,913)	-1.6%	(29,149)	-2.6%	-45.4%
Earnings after financial expenses	103,426	10.5%	108,153	9.5%	-4.4%
Non-operating expenses	(17,196)	-1.8%	(15,073)	-1.3%	14.1%
Results before income taxes and minority interest	86,230	8.8%	93,080	8.2%	-7.4%
Income taxes and minority interest	(29,835)	-3.0%	(39,144)	-3.4%	-23.8%
Net income	56,395	5.7%	53,936	4.7%	4.6%
EBITDA	139,318	14.2%	157,286	13.8%	-11.4%

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

IOCHPE-MAXION



Additional Information

BALANCE SHEET (R$ thousand)

ASSETS	Sept/06	Sept/05
CURRENT		
Cash and marketable securities	26,913	17,326
Receivables	202,321	170,239
Inventories	144,727	163,831
Recoverable taxes	18,009	7,009
Other	12,765	12,871
	404,735	**371,276**
LONG TERM		
Taxes recoverable	6,030	28,204
Receivables	1,524	4,504
Deferred income taxes	34,785	40,090
Other	10,514	6,745
	52,853	**79,543**
PERMANENT		
Investments	359	210
Plant, property and equipment	255,085	216,700
Deferred items	2,116	3,144
	257,560	**220,054**
TOTAL - ASSETS	**715,148**	**670,873**

LIABILITES AND EQUITY	Sept/06	Sept/05
CURRENT		
Loans	180,965	72,476
Payables	45,867	77,235
Costumers advances	22,743	35,354
Wages and charges	41,079	35,086
Taxes	7,286	12,117
Provisions	9,273	8,512
Other	10,481	8,789
	317,694	**249,569**
LONG TERM		
Loans	29,928	105,635
Provisions	64,246	56,464
Other	16,738	18,831
	110,912	**180,930**
MINORITY INTEREST	**216**	**205**
EQUITY		
Paid-up capital	161,463	161,463
Profit reserves	68,468	24,770
Retained earnings	56,395	53,936
	286,326	**240,169**
TOTAL - LIABILITIES AND EQUITY	**715,148**	**670,873**

NET DEBT BREAKDOWN – SEPT. '06 (R$ million)

Lines	Short Term	Long Term	Total
Trade Finance / Export	63.8	9.6	73.4
Equipment financing / EXIM	112.4	20.3	132.7
Working Capital in R$	4.8	---	4.8
	181.0	29.9	210.9
(-) Cash and marketable securities	(26.9)		(22.6)
Net bank debt	154.1	29.9	184.0

DEBT INDEXATION – SEPT. '06 (%)


TJLP
(BNDES
rate)
61%
IGPM
(whosale
inflation
index)
2%
35%
Dollar
2%
CDI
(interbank
rate)

Average Cost (Sept. '06)

TJLP, CDI and IGP-M indexed	
In R$	73% CDI
Dollar indexed	
In US$	6.7% p.a.

FREIGHT CARS – FIRM ORDERS

Delivery in 2007

MRS	157 units
ALL - refurbishing	200 units

Revenue Approx. R$30 milhões

Delivery in 2006

CVRD / FCA	1,416 units
Brasil Ferrovias(*)	720 units
MRC (Mitsui / Bunge / ALL)	300 units
MRS	417 units
CVG Ferrominera Orinoco	50 units
Itaú Leasing (Inlogs / ALL)	69 units
Coopersucar (Inlogs / ALL)	48 units
Total	3,020 units

Revenue Approx. R$562 million

Total → Delivered 9M06 - 2,756 units

(*) Incorporated by ALL during 2Q06

SHAREHOLDER COMPOSITION : SEPT. '06

Shareholders Agreement

Iochpe Family	
Voting	74.6%
Non-Voting	0.4%
Total	26.1%

BNDES Participações	
Voting	21.8%
Non-Voting	27.6%
Total	25.6%

Other	
Voting	3.6%
Non-Voting	72.0%
Total	48.3%

Iochpe-Maxion S.A.

Issued Shares (*)		
Voting	18,428,597	34.62%
Non-Voting	34,803,707	65.38%
Total	53,232,304	100.00%

STOCK PERFORMANCE


R$ THOUS.
R$ / SHARE (*)
DAILY VOLUME / MONTHLY AVERAGE PRICE
IOCHPE-MAXION PN (MYPK4)
MONTHLY AVERAGE PRICE
DAILY VOLUME
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
22.0
19.0
16.0
13.0
10.0
7.0
4.0
1.0
(2.0)
Dec-03 Jan-04 Feb-04 Mar-04 Apr-04 May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06
4.0 4.9 4.7 4.0 4.0 3.9 4.1 5.5 6.8 8.7 8.5 9.6 12.4 14.1 14.2 16.3 16.0 15.9 15.5 13.6 14.2 14.4 16.2 16.2 16.8 21.1 18.8 18.0 18.2 20.3 20.3 20.5 20.5 16.6 15.2
43 1,385 171 151 190 123 139 401 354 253 205 183 1,366 381 849 262 144 156 296 289 556 333 1,004 303 384 966 3,225 2,388 2,626 3,382 3,302 4,893 3,145 1,685 4,035

(*) after reverse split

IOCHPE-MAXION

Results
Third Quarter 2006



November 7, 2006

Rua Luigi Galvani, 146 - 13° andar - Tel.: (011) 5508-3800
Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
feneton@iochpe.com.br

October 9, 2006 Conference call transcript translated to English

Operator:

Good morning Ladies and Gentlemen, and thank you for waiting. Welcome to the conference call of IOCHPE-MAXION.

We would like to inform you all that this conference call is being transmitted through the Internet, on the website www.iochpe-maxion.com.br, in the Investor Relations session.

Before we continue, we would like to emphasize that eventual statements during this conference call, regarding the company's business prospects, projections and financial and operating goals, represent beliefs and premises of IOCHPE-MAXION's board of executive officers, as well as information currently available to the company. Any statement regarding the future of the company do not represent performance guarantee. They involve risks, uncertainties and premises, since they are related to future events and therefore, depend on circumstances that may occur or not.

The general economic conditions, the industry ones, as well as other operating factors may come to affect the future results of the company and lead to results that substantially differ from the ones expressed in such considerations about the future of the company.

Now I would like to turn the floor over to Mr. Dan Ioschpe, C.E.O. Mr. Ioschpe, please proceed.

Dan Ioschpe:

Good morning. I would like to take this opportunity to make a comment on our current view about the main markets in which we operate and then give you the chance to present questions and comments.

So, going straight to the point, Iochpe-Maxion historically has about 55%-57% of its activity related to the commercial vehicles wheels and frames sector. It also has about 6%-7% of its activity related to passengers vehicles. The 37%-39% remaining are related to the railway equipments area. I will talk a little bit about the drivers of these sectors.

Regarding the commercial vehicles and the wheels and frames businesses, as we refer to it here, in 1H06, we observed that vehicle manufacturers – our main clients in this sector – Brazilian manufacturers of trucks, buses, pick-ups and agricultural machines -- had a performance below our expectations in the beginning of the year.

The production of trucks, specially, which is the main segment in this sector, showed a 14% fall in Brazil, i.e, vehicle manufacturers have produced 14% less in volume of trucks compared to 1H05. Effectively, we did not expect such a variation at the beginning of the year, neither such a negative one.

Apparently, the bad performance of the agricultural sector was the main reason for this material fall in the logistics sector, leading to a delay in the purchase decision by the users of this kind of vehicle. We have been monthly following the numbers of the National Association of Vehicle Manufacturers (ANFAVEA) regarding production. In July and August, there was an improve in the production of trucks; in September, there was a slight fall; and up to September, we have about an 11% fall, against a 14% fall in the production of these trucks compared to last year.

We understand that the year, according to what we listen from the vehicle manufacturers, will end negative, but probably not at 14%, but possibly with a fall a little bit lower than these 11% accumulated that we see now.

As a consequence, in the wheels and frames sector, the year of 2006 underperformed and apparently 1H06 is, in fact, the period in which occurred the major fall compared to the previous year. In 3Q06, production falls slowly in the accumulated, compared to 1H06.

For the next year, 2007, we have no signal from vehicle manufactures that the year would be worse than 2006. Apparently, the purchase delays climax, arising from the agricultural sector crisis, is occurring mainly in 2006. It is common sense that agricultural economic indicators will probably not be favorable in 2007, but at least they will not be in a worsening cycle, as we still had in 2006.

So, there is neither optimism nor euphoria, but there is also no pessimism that the figures from the commercial vehicles production in 2007 would be supposedly worse compared to the 2006 ones. They may possibly have a small growth, if there is any sign that starting from 2008, the agricultural sector would show a better performance, linked to a GDP tending to grow at rates slightly higher in 2007, compared to 2006. This is the general expectation.

So, imagining a flat scenario or a slight positive variation in the production of commercial vehicles is apparently more probable than a fall in this moment.

In this wheels and frames sector, we still have to add that next year we will be entering with new programs in other items and even in other countries, signalizing a growth of about 10% in the wheels and frames revenue in 2007 compared to 2006. There are two main programs already announced: one makes reference to the frames of a military vehicle to the United States, for the Humvee vehicle in the military version. The client is AM General, which manufactures this vehicle in the USA. And there is also a program, referred here as part of the passengers vehicles sector, in which we will be doing the structure of a new vehicle from FIAT, which will start to be sold at the end of 1Q07 – this is the current projection – which also has an interesting volume and value.

Then, the good performance of these two programs next year may represent a 10% increase in 2006's base for the wheel and frames sector. Should we have a performance at least favorable in the manufacture of trucks, buses, pick-ups

and agricultural machinery in Brazil in 2007 compared to 2006, such scenario can be a bit better.

A little ahead, we already have advanced plans for a new wheels plant in China – steel wheels for commercial vehicles. We have already talked along the year about this project; we intend to enter the legal documents into the public record in the city, at the proper area in China during October, maybe extending into November, and our plan is to build the plant and set up all the machinery for use along 2007.

It is an investment of approximately US$15 million and this plant's sales will represent approximately US$30 million. This financial gain of US$30 million is expected to start in 2008; we have a quite positive view of demand for this plant; production would be thoroughly sold outside China – we are not going to be supplying, initially, the Chinese market but rather our Middle East clients, some countries in Africa, Western Europe and Asia.

Thus, this also indicates, regarding the wheels and frames division, further growth in 2008, which is approximately 10% over the current base, not counting on any enhancement in the local market.

Talking a little bit about automobiles, our interest in automobiles, as I have said before, is small, something around 6%-7% of our net sales. It is a sector which is doing fine and we see no negative news in this sector. Our margins, which used to be bad for this sector, still are quite lower compared to our margins' average; nevertheless they are quite higher compared to margins two years ago, or even one year ago. And our good job on this division continues, however this is a relatively small undertaking.

And now, talking about the railway area which represents, as I said, approximately 37%-39% of our net sales. Our interest in this sector is performed through the joint venture Amsted Maxion, where we consolidated only 50% of all lines. And this sector, going back to 2006, we believed, by the end of 2005, that the market would be at around 4 to 5 thousand railcars/year in Brazil, but we reviewed this estimate yet in 1Q, expecting a market at around 4,000 railcars in 2006, and apparently this figure will be very close to the 4,000 units expected.

We already sold 3,020 railcars to be delivered in 2006 and we understand that our 80% market share indicates a market walking towards the 4,000 railcars figure.

This is a quite volatile market with few clients in Brazil. As a matter of fact, after the merger of Brasil Ferrovias by ALL, we have today three outstanding railway operators in Brazil: Vale do Rio Doce, MRS and ALL. And that increases further volatility and a little of the short-term unpredictability of this sector, because those are purchase decisions of only three big customers.

Then, when we look forward, or even backward, we left a market of approximately 7,500 cargo railcars in 2005 and we are approaching a market of around 4,000 railcars in 2006; what to expect ahead? Going forward, we have medium and long-term perspectives which are quite favorable for the sector. We still think that it is a sector in Brazil of approximately 5,000 railcars – it is not probably a mistake, once we have perspectives of growth in railways and improved use of railcars in these three customers, and a series of new public projects, which we can talk about here later on.

Regarding the short-term, we have just started getting the perspectives for 2007 and they are not as favorable as the recent past, 2005-2006. We have, within these three customers, one customer which intends to increase its sales, and that customer is MRS, due to projects such as Casa de Pedra, in which, from December on, we will see an increase in extraction, an extraction ramp up and that will generate demand from MRS. And also a series of other projects concerning the area of interest of MRS, which are going to provide us with a favorable scenario going forward.

At both Vale do Rio Doce and ALL, we keep a negative short-term perspective concerning the recent past. ALL, after the merger of Brasil Ferrovias, found a series of renewal opportunities, especially concerning the existing fleet of Brasil Ferrovias. And that means apparently one year of ALL not investing in railcars approximately, although we still think that ALL plus Brasil Ferrovias are going to have a demand of approximately 2,000 railcars per year. But such demand is postponed to 2007, quite probably, once there is the existence of fleet which can be renewed or refurbished, and a series of other mechanisms.

When we talk about Vale do Rio Doce, Vale's perspective is very positive; Vale has a series of projects focusing growth in all its activities areas, but has been facing some delays in other sectors such as railway duplication, port, environmental licensing – what became a commonplace in Brazil and something hard to control over the short-term – and Vale motions a 2007 fairly weak in terms of railcars acquisitions.

If in 2006 we have approximately 1,400 railcars for Vale, in 2005 we had around 5,500; in 2007 such demand must be down around 50% compared to 2006, yet to be confirmed though, as everything else I am talking about here, but that is the current motion, although Vale's medium and long-term perspectives are very positive concerning demand for us.

So, apparently, we have a relevant gap in 2007, taking the railcars production inside Amsted Maxion to a level slightly higher than 50% of what it is going to produce in 2006.

On the other hand, railway castings go very well. The railway castings market is, to us, a global market. There is still a high demand, specially in the USA, and we will have the opportunity to sell almost the totality of what we can produce in terms of railway castings, not depending on the national demand for railcars.

The situation is similar for railway wheels. This year, we performed an expansion of about 20%, raising our railway wheels production capacity to about 90,000 wheels and this entire production is almost completely sold in the next few years, not depending on the Brazilian demand, due to the activity level all around the world. Railway cast wheels, as well as railway castings, are products that give us a global insertion.

Thus, when we consolidate all this view for 2007, we see, in the wheels and frames sector, a growth of the demand for new products, though we still not have a clear market growth perspective, but we do not have a reduction one.

We have this reduction perspective for the production of railcars. On the other hand, we believe that railway wheels and railway castings will maintain this high rhythm of production or even increase it, suggesting us that the perspective for 2007 is apparently not different from the 2006 figures, should this products substitution happen: reduction of railcars production and growth in the production of other products, subsequently allowing, with the return of railcars, that a higher growth for the next years happen.

So, in general lines, this was our comment for today and I am at your disposal to any question, comment or criticism.

André Rocha, Unibanco:

Good morning. My question is related to Capex, the projection for 2006 and for the next years. You have a great installed railcars capacity, but in relation to the other segments, is there any need for additional Capex, or not?

Dan Ioschpe:

Thanks, André. The Capex for 2006, we had a projection that it would reach R$80 million; but due to some delays in some items orders and to railcars short-term perspective situation itself, our figures in 2006 will be of about R$65 million.

For 2007, as you told, in the railcars segment, our assembling capacity is quite high as well as our casting capacity. We have already performed investments, including the expansion of railway wheels production this year, enabling us to invest significantly less in this segment. On the other hand, we will have almost the totality of the US$13 million from the plant in China in 2007.

Thus, considering the plant in China, our figures for 2007 will be very similar to the 2006 ones.

André Rocha:

Regarding the plant in China, the margin expectation for this business will be probably similar to the ones you obtain in the domestic market or will it be better? How do you see this dynamics?

Dan Ioschpe:

The margins of this plant will be very similar to the ones we practice in the domestic market, since we will be able to bring to exports the advantage of being closer to that side of the world, when the logistics of our products – steel wheel, for example - is relevant. Thus, by removing a significant parcel of the cost of logistics, and by having some advantages of the "China cost", yes, we will be able to reach the domestic margins in these products.

André Rocha:

Thank you.

Marcio Correa, Banco Pactual:

By summarizing everything you have mentioned, is it possible to have, in this moment, guidance for 2007, regarding revenue and margin?

Dan Ioschpe:

I do not want to call this "guidance", since we are in our planning process in this moment, but the demand drivers suggest that 2007 will be very similar to 2006, both in sales and margins. Although we have a higher variation in other products than in railcars, it is also truth that we will have an even greater railway castings export, and the exchange variation is always a complex subject.

So, apparently, we are going towards stability in 2007, compared to 2006 in all aspects.

Marcio Correa:

OK, thank you.

Luiz Peçanha, Bradesco Corretora:

I would like to know if, regarding the expenses you have with production, you think about reducing your productive capacity and staff.

Dan Ioschpe:

Yes, Luiz. In 2006, we are performing all the adjustments we can, based on the drivers perspectives that I have mentioned before. Unfortunately – from the social point of view - the railcars segment is the most intensive one in terms of workforce, for the assembly of railcars. So, we have already incurred in reductions during 2006, as railcars production volumes were gradually reduced. Our objective is to perform all the necessary adjustments in 2006 based on the drivers perspective aforementioned.

Luiz Peçanha:

Thank you.

Carlos Albano, Citibank:

Good morning, Dan. My question is related to this plant in China. You have mentioned a US$30 million/year sales projection, is that right?

Dan Ioschpe:

Yes. We expect to invest US$15 million in 2007, for a revenue, starting from 2008, of about US$30 million.

Carlos Albano:

I think that a great part, or even the majority of the companies going to China, for what I know at least Embraer and some small ones enter into partnerships with Chinese companies or with the Chinese government. Is the plant only yours or is there any partnership with a Chinese company established there?

Dan Ioschpe:

The plant is only ours. And, to tell a little bit of this history, when we initially went to China, we were searching for a joint venture to operate in the domestic market. It is also important to see that, in our sector, this specific auto part does not require governmental interest, so it can be a totally foreign company – what is not admitted in some sectors.

After analyzing the domestic market, we have concluded that, in this moment, it is not interesting to us to participate in this market. The range, the offer of products is too wide and prices parameters are based on the worse products, even for vehicle manufacturers. This would oblige us to produce a bad product to possibly have margin in the domestic market, so we have decided not to participate in it, at least during the first years of this project.

By assuming this position, we have decided not to have a partnership, since we would have to share technology and know-how, without the benefit of having the differential expected by our clients.

Carlos Albano:

Do you already have any figures regarding the productive capacity of this plant, in number of wheels per year?

Dan Ioschpe:

Yes, I do. In the first phase, in 2007, this plant will have a 600,000 wheels production capacity, reaching the aforementioned US$30 million. And we are

already buying the land and building programmed to triplicate this plant, which is not yet under approval. Considering that it is a distant country and a challenging culture, we will perform the first phase and then analyze the possibility of eventually tripling this plant. For the future, we could estimate a revenue of about US$90 million in this region.

Carlos Albano:

OK. Changing to the trucks sector, you have mentioned that the reduction in trucks sales in 1H06 was related to the agricultural segment, but, please correct me if I am wrong; an important parcel of wheels and frames sales to the domestic market is also addressed to the vehicle manufacturers who will export these trucks. And I remember that at the beginning of the year, we mentioned that some vehicle manufacturers were reducing their plants in Brazil due to the exchange variation. They were losing competitiveness. There was also some press news speculating that some companies might leave Brazil and so on.

In your contacts with vehicle manufacturers, how is the trucks export scenario, what is the importance of this sector to you regarding domestic sales and what are the perspectives?

Dan Ioschpe:

Export is really important. It represents about 30% of the trucks produced by vehicle manufacturers, the same for bus production. There is a public speech from our clients, especially in the media, not so eloquent now, but quite strong at the beginning of the year, according to which the exchange was a challenge that would possibly lead to the reduction of exported volumes. In practice, this did not happen. The volumes exported by vehicle producers are steady in the commercial sector.

In the vehicles sector, there was a reduction, but not so relevant, offset by the domestic market growth. So, apparently, with no domestic market growth, as in the case of commercial vehicles, the capacity was there, but the decision was to continue exporting the same volumes of 2005.

It seems to me that this tends to be the behavior adopted from now on. If there is a significant domestic market growth, there is a small possibility of expansion of the capacity to maintain or increment export volumes in this exchange basis. On the contrary, if such domestic growth does not happen, apparently a relevant reduction of export volumes will not be likely.

Carlos Albano:

Ok, thank you.

Operator:

The Q&A session is now closed. I would like to turn the floor over to Mr. Dan Ioschpe for the final considerations.

Dan Ioschpe:

Thanks everyone. On November 07, 2006, we will have our traditional 3Q06 conference call and in the subsequent week, we will also have the meeting of the Association of Investment Professionals and Analysts (APIMEC). I hope to talk to you before.

Operator:

Iochpe's conference call is now ended. Thank you for your participation and have a nice day.

IOCHPE-MAXION
Rua Luigi Galvani, 146 - 13º andar - Tel.: (011) 5508-3800
Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

Announcements to the Market, as of August 16, 2006; November 7, 2006; November 6, 2006

IOCHPE-MAXION

NÍVEL 1 BOVESPA BRASIL

ISE Índice de Sustentabilidade Empresarial

IOCHPE-MAXION S/A
Taxpayers number 61.156.113/0001-75
Public Company

ANNOUNCEMENT TO THE MARKET

Iochpe-Maxion announces that its joint venture Amsted Maxion has completed negoatiations to sell an additional 137 railway freight cars to MRS Logística S.A., with delivery scheduled in the period from September to December 2006.

Adding these orders, railway freight cars orders to Amsted Maxion with delivery in 2006 reaches at this date 3,020 railcars, 2,174 of which were delivered in the first half of 2006. These railway freight cars orders amount to approximately R$562 million in sales for 2006.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., Brazilian leader in the manufacturing of railway freight cars and castings, is a joint venture (50%/50%) between Iochpe-Maxion and Amsted.

São Paulo, August 16, 2006

Oscar A. F. Becker
Investor Relations Director
Iochpe-Maxion S.A.

Iochpe-Maxion informs the conclusion of deal in Amsted Maxion joint venture

São Paulo, November 6, 2006 - Iochpe-Maxion [Bovespa: MYPK3 (common) and MYPK4 (preferred) / ADR-OTC: IOCJY-PN (preferred)], largest Brazilian manufacturer of commercial vehicle wheels and frames, railway freight cars and railway castings, informs that its joint venture Amsted Maxion has concluded the following deals:

- Sale of an additional order of 137 railway freight cars to MRS Logística S.A.
- Refurbishing service on 200 railway freight cars of ALL.

Those deals amount to approximately R$30 million in revenues, with delivery scheduled to the first quarter of 2007.

A AMSTED MAXION

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., Brazilian leader in the production of railway freight cars and castings, is a joint venture (50%/50%) between Iochpe-Maxion and Amsted.

IOCHPE-MAXION

Iochpe-Maxion is the parent company of two main companies: Maxion Sistemas Automotivos Ltda (with the Automotive Components Division and the Wheels and Chassis Division) and Amsted Maxion Fundição e Equipamentos Ferroviários S.A. These companies operate five plants located in the cities of Cruzeiro, Osasco and Hortolândia, in São Paulo inland, and Contagem, in Minas Gerais state. Iochpe-Maxion is a listed company since 1984. Its controlling shareholders are Companhia Iochpe and BNDESPAR, both with representatives in the Board of Directors.

Contact

Marcio Fenelon

Investor Relations – Iochpe-Maxion S.A.

fenelon@iochpe.com.br - Phone (55 11) 5508-3843 / Fax (55 11) 5506-7353

IBrX ÍNDICE BRASIL ISE Índice de Sustentabilidade Empresarial igc MYPK4 NÍVEL 1 BOVESPA BRASIL

November 7, 2006

To
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111 – 33° andar
Rio de Janeiro – RJ – Brasil
20159-900
Att..: Sup. de Acompanhamento de Empresas – via facsimile – 55 21 3233-8230

CCo:
Iochpe Maxion S.A.
Brooklin Novo
São Paulo – SP – Brasil
04575-020
VIA FAX – 55 11 5508-3800

Bolsa de Valores de São Paulo
Rua XV de Novembro, 275
São Paulo – SP – Brasil
01013-001
At.: Sup. de Relações com Empresas – via facsimile – 55 11 3233-2061

Please disregard the previous fax

Re.: Acquisition of shares issued by Iochpe Maxion S.A. (the "Company")

Dear Sir/Madam,

In accordance to the article 12 of Instruction 358 of Comissão de Valores Mobiliários, Lazard Asset Management LLC would like to inform that(i)the stake of preferred shares issued by the Company, as of November 03, 2006, reached 5,282,900 shares, corresponding 15.179% of Iochpe Maxions total outstanding preferred shares, representing an increase of more than 5% of the outstanding preferred shares compared to the position informed to this Comissão on our letter of July 14, 2006. (ii) Lazard's concentration level is a representation of the aggregation of its clients and its funds holdings (iii) the acquisition of the above mentioned stake does not aim to obtain control of the Company, being an investment that does not seek to change the current Company's management, controlling composition or administration.

According to the 5th paragraph of the article 12 of Instruction 358 of Comissão de Valores Mobiliários, we would like to ask for a waiver from this Comission regarding the publishing of this announcement in the press, due to the degree of dispersion of Company's shares and to the declaration that the acquisition does not aim to change control composition or administration structure of the Company.

Sincerely,

Michael Pipala
Compliance Officer
Lazard Asset Management LLC
Phone: 212-632-1341
Fax: 212-332-5914

Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

Related Party Agreements List as of September, 2006;

IOCHPE-MAXION / RELATED PARTY AGREEMENTS, as of September 30, 2006

Item	Object and Terms	TYpe of relationship	Original Amount		Maturity date	Termination Conditions	Remaining Balance	
			(R$ thous.)	Date			R$ Thous.	Date
01	Goodwill Purchase / Iochpe - Maxion S.A. (creditor) / Maxion Sistemas Automotivos Ltda. (debtor) / Interest: 1.5% p.m.	Subsidiary	179.359	31.12.96	31.12.2006	None	2.706	sept/06
02	Intercompany Loans - Iochpe-Maxion S.A. (creditor) / Maxion Structural Components USA, Inc. (debtor) / Interest: USD +.1,41% p.a.	Subsidiary	5.238	22.03.01	30.10.2006	None	6.706	sept/06
03	Intercompany Loans - Iochpe Holdings LLC (creditor) / Iochpe-Maxion S.A. (debtor) / Interest: 6% p.a.	Subsidiary	44.622	04.05.01	30.06.2007	None	55.230	sept/06
04	Working Capital Financing - BNDES (creditor) / Maxion Sistemas Automotivos Ltda. (debtor) / Interest: TJLP + 4,2% p.a.	Controlling Shareholder	30.000	29.06.05	15.06.2007	None	25.591	sept/06
05	Guarantee by aval - Iochpe-Maxion S.A. (guarantor) / Maxion Sistemas Automotivos Ltda. (guarantee) / No cost	Subsidiary	N.A.	N.A.	05.04.2011	None	50.332	sept/06
06	Guarantee by aval - Iochpe-Maxion S.A.(guarantor) / Amsted Maxion Fundição e Equip. Ferrov. S.A. (guarantee) / No cost	Subsidiary	N.A.	N.A.	15.12.2008	None	5.454	sept/06

Rua Luigi Galvani, 146 - 13º andar - Tel.: (011) 5508-3800
Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

Press releases dated November 6, 2006;

Iochpe-Maxion releases 3Q06 results

São Paulo, November 06, 2006

Iochpe-Maxion [Bovespa: MYPK3 – (common) and MYPK4 (preferred) / ADR-OTC: IOCJY-PN (preferred)], largest Brazilian manufacturer of wheels and frames for commercial vehicles, railway freight cars and railway castings, releases its 3Q06 results.

Results

Net Operating Revenue: R$311.7 million
Gross Income: R$55.9 million
Operating Income Before Financial Expenses (EBIT): R$29.8 million
Operating Income After Financial Expenses: R$23.6 million
Net Income: R$13.9 million
Earnings Per Share (EPS): R$0.2607
EBITDA: R$36.4 million
Net Bank Debt: R$184.0 million
Capital Expenditures: R$10.3 million

In the 3Q06, Iochpe-Maxion posted a net income of R$13.9 million (earnings per share, R$0.2607), a 37% reduction when compared to a net income of R$22.0 million in the same period of 2005 (earnings per share, R$0.4140). The net operating revenue in the quarter reached R$311.7 million, a 19% reduction, reflecting a slowdown of the Brazilian production of commercial vehicles and a decrease of the demand for railway freight cars, which was partially offset by the growth of commercial vehicle wheels, castings and railway wheels exports.

In the first nine months, the net income reached R$56.4 million (earnings per share, R$1.0594), a 5% growth when compared to a net income of R$53.9 million in the same period of 2005 (earnings per share, R$1.0132).

Capital expenditures, primarily focused on the improvement of the industrial plant and production capacity increases, reached R$10.3 million in the quarter and R$45.7 million during the year to date.

The complete release on Iochpe-Maxion performance in 3Q06 is available for view and download on the Company's website (**www.iochpe-maxion.com.br**),

IOCHPE-MAXION

Iochpe-Maxion is the parent company of two main companies: Maxion Sistemas Automotivos Ltda (with the Automotive Components Division and the Wheels and Chassis Division) and Amsted Maxion Fundição e Equipamentos Ferroviários S.A. These companies operate five plants located in the cities of Cruzeiro, Osasco and Hortolândia, in São Paulo inland, and Contagem, in Minas Gerais state. Iochpe-Maxion is a listed company since 1984. Its controlling shareholders are Companhia Iochpe and BNDESPAR, both with representatives in the Board of Directors.

Contact

Marcio Fenelon
Investor Relations – Iochpe-Maxion S.A.
fenelon@iochpe.com.br - Phone (55 11) 5508-3843 / Fax (55 11) 5506-7353

IOCHPE MAXION
Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

Earnings releases for 3Q06;

PERFORMANCE IN THE THIRD QUARTER OF 2006

In 3Q06, Iochpe-Maxion posted a net income of R$13.9 million (earnings per share, R$0.2607), compared to R$22.0 million in same period of 2005 (earnings per share, R$0.4140). Net operating revenue in the quarter reached R$311.7 million, a 19.4% reduction, while operating income before financial expenses (EBIT) reached R$29.8 million, a 44.5% decrease and EBITDA reached R$36.4 million, a 39.9% decrease, always comparing the third quarter of 2006 with same period of 2005.

The reduction of net operating revenue in 3Q06 was due to the slowdown of domestic production of commercial vehicles and the decrease of demand for railway freight cars, which was partially offset by growth of commercial vehicle wheels, castings and railway wheels exports.

On the other hand, the reduction of operating margins in 3Q06 was due to costs related to workforce structure adjustment, lower dilution of fixed costs as a result of net operating revenue reduction, impact of wage increases arising from collective agreements in 4Q05 and constitution of provision for tax contingencies, related to Brazilian Social Security Institute (INSS) tax over bonus granted in recent collective agreements. The expenses for structure adjustment and constitution of provision represented 1.6% of 3Q06 net operating revenue.

On the other hand, the quarter performance was favored by a richer product mix and by the constitution of deferred income tax and social contribution.

In the first nine months, Iochpe-Maxion posted a net income of R$56.4 million (earnings per share, R$1.0594), when compared to a net income of R$53.9 million in the same period of 2005 (earnings per share, R$1.0032). Net operating revenue during the first nine months reached R$982.5 million, a 13.6% reduction, while operating income before financial expenses (EBIT) reached R$119.3 million, a 13.1% decrease and EBITDA reached R$139.3 million, a 11.4% reduction, in all cases over the same period of 2005.

Domestic Market

The table below sets forth the Brazilian production of vehicles and agricultural machinery in the periods indicated, in thousand units:

Segment	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Passenger cars	532.9	517.8	2.9	1,577.1	1,513.0	4.2
Light commercial vehicles	97.1	99.7	(2.5)	285.1	274.6	3.8
Trucks	27.9	30.4	(8.0)	79.1	89.5	(11.6)
Buses	9.2	9.7	(5.7)	28.2	28.1	0.4
Total vehicles	667.1	657.5	1.5	1,969.5	1,905.3	3.4
Agricultural machinery	11.7	14.2	(17.9)	35.5	43.4	(18.3)

Source: Anfavea – OEMs association

The table below shows Brazilian exports of vehicles and agricultural machinery during the periods indicated, in thousand units:

Segment	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Passenger cars	163.9	185.3	(11.6)	487.9	527.3	(7.5)
Light commercial vehicles	41.8	42.1	(0.6)	115.3	113.8	1.3
Trucks	9.9	10.3	(3.3)	27.7	26.4	4.8
Buses	4.9	5.5	(10.5)	12.5	14.5	(13.7)
Total vehicles	220.5	243.1	(9.3)	643.4	682.0	(5.7)
Agricultural machinery	5.5	7.6	(26.9)	16.9	24.6	(31.5)

Source: Anfavea – OEMs association

The table below sets forth the Brazilian market of railway equipment in the periods indicated:

Sale	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Railway freight cars (units)	728	2,223	(67.3)	3,291	5,495	(40.1)
Railway wheels (units)*	14,768	17,985	(17.9)	38,588	41,100	(6.1)
Railway castings (metric tonnes)*	828	1,613	(48.7)	2,446	4,300	(43.1)

Source: Amsted Maxion estimate

* Includes only Brazilian aftermarket. It does not include neither exports, nor railway wheels and castings used in the assembly of railway freight cars

Exports

The table below summarizes the exports by products in the periods indicated, in US$ million.

Sale	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Commercial vehicle wheels	13.5	8.6	57.0	32.9	25.5	29.0
Frames	1.6	2.1	(23.8)	5.0	7.7	(35.1)
Automotive components	0.1	0.1	0.0	0.4	0.3	33.3
Castings and railway wheels	31.5	23.0	37.0	87.7	50.5	74.4
Freight railcars	0.9	2.5	(64.0)	9.5	22.0	(56.8)
(-) Consolidation adjustments: 50% of Amsted Maxion	(16.2)	(12.7)		(48.6)	(36.2)	
Iochpe-Maxion - Consolidated	31.3	23.6	32.6	86.9	69.7	24.7

Main destinations of consolidated exports during the first nine months in Dollar amount were: USA, 52%; Latin America, 21%; Africa/Middle East, 10%; Europe, 10% and Canada/Mexico, 7%.

Subsidiary and joint venture

The **Wheel and Frames Division** of **Maxion Sistemas Automotivos Ltda.** (62% of the consolidated net operating revenue in 3Q06), the largest Brazilian manufacturer of wheels and frames and its components, mainly operating in the trucks, buses, light commercial vehicles and agricultural machinery segments, showed in 3Q06 a 3.6% reduction in its net operating revenue compared to the same period of previous year, in light of a reduction in domestic production of commercial vehicles and agricultural machinery (see details in the section "Domestic Market"). On the other hand, the export of commercial vehicle wheels and frames showed a 41.1% combined growth in dollars terms during the quarter, compared to same period of previous year.

New businesses were concluded during the quarter, which will represent additional revenues of approximately R$4.6 million per year, with emphasis to the export of commercial vehicles wheels to Morocco, Kenya and Belarus.

The Division has also made progress during the quarter in the following main projects:

- Implementation of a commercial vehicles wheels production plant in China, defining the location and preparing the process for authorization of the project by Chinese authorities, which shall occur in 4Q06. The project includes the implementation of the first phase of the industrial plant in 2007, with an investment of about US$15 million for the production of 600 thousand wheels/year and the beginning of production as of 2008, generating an additional net revenue of approximately US$30 million/year, after the ramp up period. During this initial phase, the production will be totally dedicated to the export of wheels from China to geographically close markets.

- Production of side rails and stamped parts for the military vehicle Humvee, of AM General (USA). The production start is planned to 4Q06, with annual sales estimated in US$9 million, after the ramp up period;

- Production of sets of welded stamped parts in partnership with the Automotive Components Division, for a new model of Fiat (Brazil). The vehicle production start is scheduled to 2Q07, with estimated sales of approximately R$40 million after the ramp up period.

The **Automotive Components Division of Maxion Sistemas Automotivos Ltda.** (7% of the consolidated net operating revenue in 3Q06), manufacturer of automotive components, including hand-brake levers, pedal sets, door locks, latches, knobs, keys, cylinders and hinges, among other products, recorded in 3Q06 a 7.4% reduction in its net operating revenue when compared to the same period of previous year. Such decrease was due to the sale of assets related to the window raiser mechanism business that was still accounting for 6% of the Division's net operating revenue in the third quarter of 2005.

Amsted Maxion Fundição e Equipamentos Ferroviários (31% of the consolidated net operating revenue in 3Q06), largest Brazilian producer of railway freight cars, railway wheels and industrial and railway castings, is a joint venture between Iochpe-Maxion and Amsted Industries, leading manufacturer of railway wheels and castings in the U.S. market. In 3Q06, it showed a 40.2% reduction in its net operating revenue when compared to the same period of previous year, as a result of railway freight cars domestic market slowdown, partially offset by railway wheels and castings exports growth. After the third quarter closing, negotiations for the sale of 137 railway freight cars to MRS Logística were concluded, as well as an agreement regarding the rendering of refurbishing services in 200 ALL railcars, both to be delivered in 1Q07. These new agreements amount to approximately R$30 million.

Operating and financial performance

Net operating revenue

Consolidated net operating revenue reached R$311.7 million in 3Q06, a 19.4% reduction when compared to the same period of previous year. Such performance is a result of the slowdown in domestic production of commercial vehicles and agricultural machinery, reduced demand for railway freight cars and growth of commercial vehicles wheels, castings and railway wheels exports.

The table below shows the net operating revenue by division or company and by market in the periods indicated, in R$ million.

Companies	Market	3Q06	3Q05	Change (%)	9M06	9M5	Change (%)
Wheels and Frames Division	Domestic	159.7	176.5	(9.5)	474.6	543.7	(12.7)
	Export	32.4	22.9	41.6	82.4	84.2	(2.1)
	Total	192.1	199.4	(3.6)	557.0	627.9	(11.3)
Automotive Components Division	Domestic	21.3	23.0	(7.4)	63.7	72.3	(11.9)
	Export	0.3	0.3	(5.3)	0.8	0.5	55.0
	Total	21.6	23.3	(7.4)	64.5	72.8	(11.4)
Amsted Maxion	Domestic	125.9	272.7	(53.8)	510.7	686.9	(25.6)
	Export	70.1	55.3	26.8	211.2	184.7	14.3
	Total	196.0	328.0	(40.2)	721.9	871.6	(17.2)
(-) Consolidation adjustments: 50% of Amsted Maxion	Domestic	(63.0)	(136.4)		(255.4)	(343.5)	
	Export	(35.0)	(27.7)		(105.6)	(92.4)	
	Total	(98.0)	(164.0)		(361.0)	(435.8)	
Iochpe-Maxion – Consolidated	Domestic	244.0	335.9	(27.4)	793.7	959.5	(17.3)
	Export	67.8	50.9	33.2	188.8	177.1	6.6
	Total	311.8	386.7	(19.4)	982.5	1,136.5	(13.6)

The table below shows the volumes sold of certain products in the periods indicated.

Quantities sold	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Commercial vehicles wheels (thousands of units)	433	351	23.4	1,157	1,146	1.0
Railway wheels* (units)	13,991	5,330	162.5	32,304	15,059	114.5
Castings* (metric tonnes)	17,653	14,052	25.6	52,320	34,616	51.1
Railway freight cars (units)	582	1,810	(67.8)	2,756	4,719	(41.6)

* Includes only aftermarket, it does not include wheels and castings used in the assembly of new railway freight cars.

Cost of goods sold

Cost of goods sold, which accounted for 82.1% of consolidated net operating revenue, was R$255.8 million in 3Q06, a 17.0% reduction when compared to R$308.3 million recorded in the same period of 2005, which, on its turn, accounted for 79.7% of consolidated net operating revenue in that quarter. The cost of goods sold was negatively affected in 3Q06 by costs related to workforce structure adjustment, by lower dilution of fixed costs due to the reduction of net operating revenue and by the impact of wage increases arising from collective agreements in 4Q05.

Gross Income

Gross income reached R$55.9 million in 3Q06, or 17.9% of the net operating revenue, a 28.7% decrease in relation to same period of 2005, when gross income amounted to R$78.4 million, or 20.3% of net operating revenue (see details in section "Cost of Goods Sold").

Operating expenses

Operating expenses in 3Q06 reached R$26.2 million, a 5.3% increase when compared to the same period of 2005, when operating expenses amounted to R$24.8 million. The main factors for this growth were related to Brazilian Social Security Institute (INSS) tax over bonus granted in recent collective agreements and higher freight expenses due to the growth of exports.

Operating expenses accounted for 8.4% of net operating revenue in 3Q06, against 6.4% in the same period of 2005.

Operating income before net financial expense (EBIT)

EBIT reached R$29.8 million in 3Q06, or 9.5% of consolidated net operating revenue, against R$ 53.6 million in the same period of 2005, or 13.9% of consolidated net operating revenue (see details in sections "Gross Income" and "Operating Expenses").

Net financial expenses

Net financial expenses reached R$6.1 million in 3Q06 (R$11.5 million in the same period of 2005), mainly reduced by a lower average cost of indebtedness when compared to 3Q05. The net foreign currency exposure at the end of 3Q06 was a liability position of US$9.6 million.

Non-operating income

In 3Q06, non-operating income was negative at R$4.8 million (1.5% of the net operating revenue), due to expenses and provisions derived from discontinued businesses, against a negative result of R$5.0 million in the same period of 2005 (1.3% of the net operating revenue).

Income tax and social contribution

Income tax and social contribution reached R$4.9 million in 3Q06 (R$15.1 million in the same period of 2005), against income before income tax of R$18.8 million (R$37.1 million in the same period of 2005). Based on a review of the realization of tax losses carry forward at subsidiaries, deferred income tax and social contribution have been constituted, reducing this expense by R$3.6 million in 3Q06.

Net Income

Net income reached R$13.9 million in 3Q06 (R$0.2607 per share), a 36.8% decrease when compared to a net income of R$22.0 million in the same period of 2005 (R$0.4140 per share).

EBITDA

The table below shows the evolution of EBITDA in the periods indicated, in thousands of Reais:

	3Q06	3Q05	Change (%)	9M06	9M05	Change (%)
Net income	13,877	22,039	(37.0)	56,395	53,936	4.6
Income tax and social contribution	4,924	15,060	(67.3)	29,835	39,144	(23.8)
Non-operating income	4,826	5,026	(4.0)	17,196	15,073	14.1
Net financial result	6,132	11,483	(46.6)	15,913	29,149	(45.4)
Depreciation and amortization	6,607	6,932	(4.7)	19,979	19,987	0.0
EBITDA	36,366	60,540	(39.9)	139,318	157,289	(11.4)

EBITDA showed in 3Q06 a 39.9% decrease over the same period of previous year, reaching R$36.4 million. As a percentage of the consolidated net operating revenue, EBITDA margin stood at 11.7%, lower than 15.7% in 3Q05 (the sections "Gross Income" and "Operating Expenses" explain the reasons of such variation).

Liquidity and indebtedness

The consolidated available cash and cash equivalents at the end of September 2006, reached R$26.9 million, all the amount being recorded in the short term. The cash and cash equivalents denominated in U.S. dollars accounted for approximately 4% of total available cash and cash equivalents on this date.

The consolidated gross bank debt reached on same date the amount of R$210.9 million, R$181.0 million in the short term and R$29.9 million recorded in the long term. The main indexes of such indebtedness are TJLP (long-term interest rates) with 61% of total gross amount, followed by U.S. dollar with 35%, IGP-M (wholesale price index) with 2% and CDI (interbanking deposit certificate) with 2%.

The consolidated net bank debt reached R$184.0 million in September 2006 (R$180.6 million in June 2006 and R$160.8 million in September 2005). The ratio between this amount and last 12 months EBITDA stood at 1.0x in September 2006, higher to the ratio 0.9x in September 2005.

Capital Expenditures

During 3Q06, capital expenditures in the development of new products and industrial plant upgrade reached R$10.3 million, totaling R$45.7 million in 9M06 (R$21.4 million and R$68.9 million, respectively, in the same periods of 2005).

Capital markets

The preferred shares (Bovespa: MYPK4) ended September of 2006 quoted at R$15.84, a 16.6% reduction in 2006; the common shares (Bovespa: MYPK3) ended September of 2006 quoted at R$14.05, a 8.2% appreciation in 2006. In September 2006, Iochpe-Maxion's market capitalization reached R$810.2 million and the book value per share reached R$5.38.

In the first nine months, Iochpe-Maxion's shares showed a daily average volume for trading at the São Paulo Stock Exchange of R$3.1 million (R$0.3 million in the same period of 2005) and a daily average number of 127 trades (13 in the same period of 2005). Such growth derives from higher stake of non-controlling shareholders in the total capital (free-float), which increased from approximately 25% at the end of September 2005 to approximately 48% at the end of September 2006, due to the secondary offering concluded in 1Q06.

IBrX ÍNDICE BRASIL | ISE Corporate Sustainability Index | igc | MYPK4 NÍVEL 1 BOVESPA BRASIL

BALANCE SHEET - R$ Thousand

ASSETS	Sept/06	Sept/05	LIABILITES AND EQUITY	Sept/06	Sept/05
CURRENT			**CURRENT**		
Cash and marketable securities	26,913	17,326	Loans	180,965	72,476
Receivables	202,321	170,239	Payables	45,867	77,235
Inventories	144,727	163,831	Costumers advances	22,743	35,354
Recoverable taxes	18,009	7,009	Wages and charges	41,079	35,086
Other	12,765	12,871	Taxes	7,286	12,117
	404,735	371,276	Provisions	9,273	8,512
			Other	10,481	8,789
				317,694	249,569
LONG TERM			**LONG TERM**		
Taxes recoverable	6,030	28,204	Loans	29,928	105,635
Receivables	1,524	4,504	Provisions	64,246	56,464
Deferred income taxes	34,785	40,090	Other	16,738	18,831
Other	10,514	6,745		110,912	180,930
	52,853	79,543			
			MINORITY INTEREST	216	205
PERMANENT			**EQUITY**		
Investments	359	210	Paid-up capital	161,463	161,463
Plant, property and equipment	255,085	216,700	Profit reserves	68,468	24,770
Deferred items	2,116	3,144	Retained earnings	56,395	53,936
	257,560	220,054		286,326	240,169
TOTAL - ASSETS	715,148	670,873	**TOTAL - LIABILITIES AND EQUITY**	715,148	670,873

Income Statement - R$ Thousand

	Third Quarter		Nine Months	
	2,006	2,005	2,006	2,005
Net operating revenue	311,739	386,726	982,486	1,136,485
(-) Cost of goods sold	(255,828)	(308,292)	(797,066)	(912,956)
Gross profit	55,911	78,434	185,420	223,529
Operating expenses				
Sales	(12,850)	(14,113)	(41,149)	(50,473)
Administrative and general	(12,487)	(9,933)	(34,451)	(33,749)
Other	(815)	(780)	9,519	(2,005)
	(26,152)	(24,826)	(66,081)	(86,227)
Earnings before interest and taxes - EBIT	29,759	53,608	119,339	137,302
Net financial expenses	(6,132)	(11,483)	(15,913)	(29,149)
Earnings after financial expenses	23,627	42,125	103,426	108,153
Non-operating result	(4,826)	(5,026)	(17,196)	(15,073)
Result before income taxes and minority interest	18,801	37,099	86,230	93,080
Income taxes and minority interest	(4,924)	(15,060)	(29,835)	(39,144)
Net income	13,877	22,039	56,395	53,936
EBITDA	36,366	60,537	139,318	157,286

IOCHPE-MAXION

Rua Luigi Galvani, 146 - 13° andar - Tel.: (011) 5506-3000
Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

Events Calendar for 2006 – update;

CORPORATE EVENTS CALENDAR

Information about the Company	
Corporation Name	**Iochpe-Maxion S.A.**
Headquarters Address	**Rua Luigi Galvani, 146 – 13th floor – São Paulo – SP – 04575-020**
Internet Address	**www.iochpe-maxion.com.br**
Investor Relations Director	**Name: Oscar A. F. Becker** **E-mail: becker@iochpe.com.br** **Phone: 55 11 5508-3802** **Fax: 55 11 5506-7353**
Person responsible for the investor relations area	**Name: Marcio Fenelon** **E-mail: fenelon@iochpe.com.br** **Phone: 55 11 5508-3843** **Fax: 55 11 5506-7353**
Newspapers (and location) where publish corporate events	**Valor Econômico – São Paulo** **Diário Oficial do Estado de São Paulo**

Annual Financial Statements and Consolidated Financial Statements, when applicable, as of the fiscal year ended December 31, 2005

Event	Date
Available to Shareholders	02/17/06
Publishing	02/17/06
Filing at BOVESPA	02/16/06

Shareholder cash remuneration as a destination of the profit referred to the fiscal year ended 12/31/05

Type	Event – Date	Amount (R$)	Amount in R$/share		Payment Date
			ON	PN	
Dividend	Board of Directors Meeting – 02/16/06	28,433,189.21	0.501355109	0.551490620	03/06/06

Standard Financial Statements – DFP, as of the fiscal year ended December 31, 2005	
Event	**Date**
Filing at BOVESPA	02/16/06

Annual Information – IAN, as of the fiscal year ended December 31, 2005	
Event	**Date**
Filing at BOVESPA	04/24/06

Quarterly Information – ITR - 2006	
Event	**Date**
Filing at BOVESPA	
• **Referring to the First Quarter**	05/03/06
• **Referring to the Second Quarter**	08/01/06 after closing
• **Referring to the Third Quarter**	11/06/06 before opening

Quiet Period - 2006	
Event	**Date**
• **Referring to the Second Quarter**	From 07/17/06 to 08/01/06
• **Referring to the Third Quarter**	From 10/23/06 to 11/06/06

Ordinary and Extraordinary Shareholders Meeting	
Event	**Date**
Publishing of the Convocation Notice	
• **Valor Econômico**	03/01/06 03/02/06 03/03/06
• **Diário Oficial do Estado de SP**	03/02/06 03/03/06 03/04/06
Filing of the Convocation Notice at BOVESPA followed by the administration proposal, when applicable	02/24/06

Ordinary Shareholder Meeting Holding Date	03/23/06
Filing of the minutes of the Ordinary Shareholder Meeting at BOVESPA	03/23/06
Public Meetings with Analysts	
Event	**Date**
Holding date of public meetings open to Analysts and other interested parties	11/21/06 São Paulo - SP
Conference Calls	
Event	**Date**
Date of Conference Calls • **Referring to 2005 Annual** • **Referring to the First Quarter** • **Referring to the Second Quarter** • **Referring to the Third Quarter**	 02/17/06 05/05/06 08/03/06 11/07/06
Scheduled Board of Directors Meetings	
Event	**Date**
Holding date of Board of Directors meetings: • **refering to 2005 financial statements approval, dividends and shareholders meetings convokation;** • **refering to the election of the Chairman of the Board of Directors and the election of Executive Officers.**	 16/02/06 19/04/06
Filing of the minutes of the Board of Directors meeting at BOVESPA: • **refering to 2005 financial statements approval, dividends and shareholders meetings convokation;**	16/02/06

• **refering to the election of the Chairman of the Board of Directors and the election of Executive Officers.**	19/04/06

IOCHPE-MAXION
Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

Report of trades in company securities, on the CVM consolidated and individual forms, during the period of August 2006 to November 2006 (Portuguese only);

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Agosto de 2006 não ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**			**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)			Quantidade		% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias			0		0,00%	0,00%
Ações	Preferenciais			310		0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)			Quantidade		% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias			0		0,00%	0,00%
Ações	Preferenciais			310		0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**			**(x) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade		% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias			0		0,00%	0,00%
Ações	Preferenciais			4.820		0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade		% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias			0		0,00%	0,00%
Ações	Preferenciais			4.820		0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**(x) Controlador**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				17.756.317	96,35%	33,36%
Ações	Preferenciais				9.741.719	28,00%	18,30%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				17.756.317	96,35%	33,36%
Ações	Preferenciais				9.741.719	28,00%	18,30%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Setembro de 2006 não ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo		Características Dos Títulos (2)			Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações		Ordinárias			0	0,00%	0,00%
Ações		Preferenciais			310	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo		Características Dos Títulos (2)			Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações		Ordinárias			0	0,00%	0,00%
Ações		Preferenciais			310	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo		Características dos Títulos (2)			Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações		Ordinárias			0	0,00%	0,00%
Ações		Preferenciais			4.820	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo		Características dos Títulos (2)			Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações		Ordinárias			0	0,00%	0,00%
Ações		Preferenciais			4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**(x) Controlador**	
Saldo Inicial							
Valor Mobiliário/ Derivativo		Características dos Títulos (2)			Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações		Ordinárias			17.756.317	96,35%	33,36%
Ações		Preferenciais			9.741.719	28,00%	18,30%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	9.741.719	28,00%	18,30%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Outubro de 2006 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				310	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				310	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**(x) Controlador**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	9.741.719	28,00%	18,30%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	23	233.763	5,1181	1.196.425,68
Ações	Ordinárias	Balcão	Compra	23	237.252	5,1181	1.214.282,77
Ações	Ordinárias	Balcão	Compra	23	233.763	5,1181	1.196.425,68
Ações	Ordinárias	Balcão	Compra	23	153.516	5,1181	785.712,39
Ações	Ordinárias	Balcão	Compra	23	38.379	5,1181	196.428,10
Ações	Ordinárias	Balcão	Compra	23	40.123	5,1181	205.354,09
Ações	Ordinárias	Balcão	Compra	23	40.123	5,1181	205.354,09
Ações	Ordinárias	Balcão	Venda	23	233.763	5,1181	1.196.425,68
Ações	Ordinárias	Balcão	Venda	23	237.252	5,1181	1.214.282,77
Ações	Ordinárias	Balcão	Venda	23	233.763	5,1181	1.196.425,68
Ações	Ordinárias	Balcão	Venda	23	153.516	5,1181	785.712,39
Ações	Ordinárias	Balcão	Venda	23	38.379	5,1181	196.428,10
Ações	Ordinárias	Balcão	Venda	23	40.123	5,1181	205.354,09
Ações	Ordinárias	Balcão	Venda	23	40.123	5,1181	205.354,09

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	9.741.719	28,00%	18,30%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Novembro de 2006 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				310	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				310	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**(x) Controlador**	
Saldo Inicial							
Valor Mobiliário/ Derivativo		Características dos Títulos (2)			Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações		Ordinárias			17.756.317	96,35%	33,36%
Ações		Preferenciais			9.741.719	28,00%	18,30%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo		Características dos Títulos (2)	Quantidade	% de participação	
				Mesma Espécie/ Classe	Total
Ações		Ordinárias	17.756.317	96,35%	33,36%
Ações		Preferenciais	9.741.719	28,00%	18,30%

IOCHPE-MAXION

IOCHPE-MAXION S.A.
Rua Luigi Galvani, 146 - 13º andar - Tel.: (011) 5508-3800
Fax: (011) 5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

Annual Information (IAN) - 2005

Voluntary New Presentation

REGISTRATION AT THE CVM DOES NOT IMPLY ANY APPRECIATION ON THE COMPANY, AND ITS ADMINISTRATORS ARE LIABLE FOR THE TRUTHFULNESS OF INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No)
011932	IOCHPE-MAXION SA	61.156.113/0001-75
4 – TRADE NAME		
IOCHPE-MAXION		
5 – PREVIOUS CORPORATE NAME		
6 - NIRE (CORPORATE REGISTRY ID)		
35300014022		
7 – WEBSITE		
www.iochpe-maxion.com.br		

01.02 – HEADQUARTERS

1 – FULL ADDRESS				2 – DISTRICT
Rua Luigi Galvani, 146 – 13º andar				Brooklin Novo
3 – ZIP CODE	4 – CITY			5 - STATE
04575-020	São Paulo			SP
6 - DDD (DIRECT DIALING)	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 - TELEX
011	5508-3803	-	-	
11 - DDD	12 – FAX	13 - FAX	14 - FAX	
011	5506-7353	-	-	
15 - E-MAIL				
fenelon@iochpe.com.br				

01.03 – SHAREHOLDERS DEPARTMENT

SERVICE TO SHAREHOLDERS AT THE COMPANY

1 - NAME				
Marcio Fenelon dos Anjos				
2 – TITLE				
Investors Relations Officer				
3 – FULL ADDRESS				4 - DISTRICT
Rua Luigi Galvani, 146 – 13º andar				Brooklin Novo
5 - ZIP CODE	6 - CITY			7 - STATE
04575-020	São Paulo			SP
8 – DDD (DIRECT DIALING) 011	9 - TELEPHONE 5508-3843	10 - TELEPHONE 5508-3800	11 - TELEPHONE -	12 - TELEX
13 - DDD 011	14 - FAX 5506-7353	15 - FAX -	16 - FAX -	
17 - E-MAIL				
fenelon@iochpe.com.br				

ISSUING AGENT/DEPOSITARY FINANCIAL INSTITUTION

18 - NAME				
Banco Bradesco S.A.				
19 - CONTACT				
Jose Donizetti de Oliveira				
20 - FULL ADDRESS				21 - DISTRICT
Predio Amarelo – 2º andar				Cidade de Deus
22 - ZIP CODE	23 - CITY			24 - STATE
06029-900	Osasco			SP
25 - DDD (DIRECT DIALING) 011	26 - TELEPHONE 3684-3789	27 - TELEPHONE -	28 - TELEPHONE -	29 - TELEX
011 30 - DDD	31 - FAX 3684-2944	32 - FAX -	33 - FAX -	
34 - E-MAIL				
4010.acoes@bradesco.com				

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.04 – INVESTOR RELATIONS OFFICER (Mailing address to the Company)

1 - NAME Oscar Antônio Fontoura Becker					
2 - FULL ADDRESS Rua Luigi Galvani, 146 – 13° andar			3 - DISTRICT Brooklin Novo		
4 - ZIP CODE 04575-020	5 - CITY São Paulo				6 - STATE SP
7 - DDD 011	8 - TELEPHONE 5508-3800	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX	
12 - DDD 011	13 - FAX 5506-7353	14 - FAX -	15 - FAX -		
16 - E-MAIL becker@iochpe.com.br					
17 – BRAZILIAN OFFICER YES	18 - CPF (INDIVIDUAL TAXPAYER'S ID) 113.713.660-04	18 – PASSPORT			

01.05 – REFERENCE/AUDITOR

1 – START DATE OF LAST FISCAL YEAR 01/01/2005	2 – END DATE OF LAST FISCAL YEAR 12/31/2005
3 – START DATE OF FISCAL YEAR IN PROGRESS 01/01/2006	4 – END DATE OF FISCAL YEAR IN PROGRESS 12/31/2006
5 - NAME/AUDITOR CORPORATE NAME KPMG Auditores Independentes	6 - CVM CODE 00418-9
7 - NAME OF RESPONSIBLE TECHNICIAN Adelino Dias Pinto	8 – RESPONSIBLE TECHNICIAN CPF 223.164.858-04

01.06 – CHARACTERISTICS OF THE COMPANY

1 – REGISTER AT THE STOCK EXCHANGE

	BVBAAL		BVMESB		BVPR		BVRJ		BVST
	BVES		BVPP		BVRG	X	BOV ESPA		

2 – TRADING MARKET Stock market	
3 – TYPE OF STATUS Operational	
4 – ACTIVITY CODE 3070 – Holding Company – Machines, Equipment, Vehicles and Parts	
5 – MAIN ACTIVITY Holding – Auto parts companies	6 – PREF. SHARES WITH CLASSES NO

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.07 – SHARE CONTROL/SECURITIES

1 – NATURE OF THE SHARE CONTROL

Brazilian Private Corporation

2 – SECURITIES ISSUED BY THE COMPANY

X	Shares
	Debentures Convertible into Shares
	Redeemable Shares
	Beneficiary Parties
X	Simple Debentures
	Subscription Bonus
	Collective Investment Certificate (CIC)

	Certificate of Real Estate Receivables (CRI)
	Promissory Notes (NP)
	Securities Deposit Certificate (BDR)
	Others

Description

01.08 – PUBLICATIONS OF DOCUMENTS

1 – NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF FINANCIAL STATEMENTS	2 – MINUTES OF ANNUAL GENERAL MEETING WHICH APPROVED THE FINANCIAL STATEMENTS.
02/17/2006	03/23/2006
3 – CALL OF ANNUAL GENERAL MEETING TO APPROVE FINANCIAL STATEMENTS.	**4 – PUBLICATION OF FINANCIAL STATEMENTS**
03/01/2006	02/17/2006

01.09 – NEWSPAPERS WHERE THE COMPANY DISCLOSES INFORMATION

1 - ITEM	2 – NEWSPAPER TITLE	3 – STATE
01	Valor Econômico	SP
02	Official Gazette of the State of São Paulo	SP

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
06/19/2006	

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01.01 – CURRENT COMPOSITION OF BOARD OF DIRECTORS AND BOARD OF EXECUTIVE OFFICERS

1 - ITEM	2 - NAME OF ADMINISTRATOR	3 - CPF	4 – DATE OF ELECTION	5 – TERM OF OFFICE	6 – ADMINISTRATOR TYPE CODE*	7 – ELECTED BY CONTROLLING SHAREHOLDER	8 - POSITION/ ROLE	7 – ROLE
01	IVONCY BROCHMANN IOSCHPE	000.922.900-00	03/23/2006	1 YEAR	2	YES	20	Chairman of the Board of Directors
02	DANIEL IOSCHPE	000.580.680-15	03/23/2006	1 YEAR	2	YES	22	Board of Directors (sitting member)
03	IBOTY BROCHMANN IOSCHPE	000.922.820-91	03/23/2006	1 YEAR	2	YES	22	Board of Directors (sitting member)
04	MAURO KNIJNIK	002.231.740-68	03/23/2006	1 YEAR	2	YES	22	Board of Directors (sitting member)
05	MAURO LITWIN IOCHPE	154.727.520-00	03/23/2006	1 YEAR	2	YES	22	Board of Directors (sitting member)
06	JORGE EDUARDO MARTINS MORAES	550.770.307-82	03/23/2006	1 YEAR	2	YES	22	Board of Directors (sitting member)
07	CAIO MARCIO DE ÁVILA MARTINS PINHÃO	595.247.587-68	03/23/2006	1 YEAR	2	YES	22	Board of Directors (sitting member)
08	NILDEMAR SECCHES	589.461.528-34	03/23/2006	1 YEAR	2	YES	22	Board of Directors (sitting member)
09	DAN IOSCHPE	439.240.690-34	04/19/2006	1 YEAR	1		10	Chief Executive Officer / Superintendent
10	ARMANDO ULBRICHT JUNIOR	714.957.388-68	04/19/2006	1 YEAR	1		19	No specific designation
11	OSCAR ANTÔNIO FONTOURA BECKER	113.713.660-04	04/19/2006	1 YEAR	1		12	Investors Relations Officer
12	MARCOS LUCHESE	439.952.680-72	04/19/2006	1 YEAR	1		19	No specific designation
14	JOAO CARLOS SILVEIRO	001.368.750-68	03/23/2006	1 YEAR	2	YES	23	Board of Directors (alternate member)
15	GUSTAVO BERG IOSCHPE	920.901.680-72	03/23/2006	1 YEAR	2	YES	23	Board of Directors (alternate member)
16	CLAUDIA IOSCHPE	938.905.590-34	03/23/2006	1 YEAR	2	YES	23	Board of Directors (alternate member)
17	LEONARDO FRAZÃO DE ANFRADE	045.287.837-38	03/23/2006	1 YEAR	2	YES	23	Board of Directors (alternate member)
18	JOSE WELLINGTON MARQUES DE ARAUJO	334.699.897-53	03/23/2006	1 YEAR	2	YES	23	Board of Directors (alternate member)
19	SALOMÃO IOSCHPE	400.517.220-20	03/23/2006	1 YEAR	2	YES	23	Board of Directors (alternate member)
20	LEANDRO KOLODNY	000.754.180-53	03/23/2006	1 YEAR	2	YES	23	Board of Directors (alternate member)
21	MARCELO ANDRÉ LAJCHTER	005.622.617-96	03/23/2006	1 YEAR	2	YES	23	Board of Directors (alternate member)

*CODE:
1 – IT IS ONLY RELATED TO THE BOARD OF EXECUTIVE OFFICERS;
2 – IT IS ONLY RELATED TO THE BOARD OF DIRECTORS;
3 – IT IS RELATED TO THE BOARD OF EXECUTIVE OFFICERS AND TO THE BOARD OF DIRECTORS.

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01.02 – CURRENT COMPOSITION OF FISCAL COUNCIL

1 – AUDIT COMMITTEE INSTATED	2 - PERMANENT
YES	NO

3 - ITEM	4 - NAME OF THE BOARD MEMBER	5 - CPF (TAXPAYER No.)	6 – DATE OF ELECTION	7 – TERM OF OFFICE	8 – POSITION /ROLE	9 – ROLE
01	EDUARDO DE ALMEIDA SANTOS	080.277.007-01	03/23/2006	1 YEAR	44	FISCAL COUNCIL MEMBER (SITTING MEMBER) ELECTED BY SHAREHOLDER OF PREFERRED SHARES
02	ADEMAR RUI BRATZ	069.947.840-53	03/23/2006	1 YEAR	43	FISCAL COUNCIL MEMBER (SITTING MEMBER) ELECTED BY CONTROLLING SHAREHOLDER
03	MAURICIO DIACOLI	036.302.838-29	03/23/2006	1 YEAR	43	FISCAL COUNCIL MEMBER (SITTING MEMBER) ELECTED BY CONTROLLING SHAREHOLDER
04	ISABEL S. RAMOS KEMMELMEIER	016.751.727-90	03/23/2006	1 YEAR	47	FISCAL COUNCIL MEMBER (ALTERNATE MEMBER) ELECTED BY SHAREHOLDER OF PREFERRED SHARES
05	ANGELICA FLESSAS	425.686.170-04	03/23/2006	1 YEAR	46	FISCAL COUNCIL MEMBER (ALTERNATE MEMBER) ELECTED BY CONTROLLING SHAREHOLDER
06	FLAVIO TORRIANI	206.697.980-53	03/23/2005	1 YEAR	46	FISCAL COUNCIL MEMBER (ALTERNATE MEMBER) ELECTED BY CONTROLLING SHAREHOLDER

BOARD OF DIRECTORS

SITTING MEMBERS

Ivoncy Brochmann Ioschpe

Chairman of the board, appointed by Iochpe Company, he is 67 years old and holds a degree in Economics from Universidade Federal do Rio Grande do Sul. He is ex-President and a member of the Institute for Industrial Studies and Development (IEDI), besides being a member of the Board for the Business and Commerce Development of the Brazilian Ministry of Foreign Affairs. He has been a Board Member of Iochpe-Maxion since 1984.

Caio Marcio de Ávila Martins Pinhão

A Board Member appointed by BNDESPAR, he is 50 years old and hold a degree in Engineering from Universidade Federal do Rio de Janeiro. He also holds a degree in Mineral Technology and has a Master's degree in Energetic Planning from COPPE/UFRJ. He works at BNDES since 1993 and currently holds a Managing position in the Department of Priorities of the Planning Area. He has been a Board Member of Iochpe-Maxion since 2003.

Daniel Ioschpe

Appointed by Iochpe Company, he is 68 years old and holds a degree in Engineering from Universidade Federal do Rio Grande do Sul. He has been a Board Member of Iochpe-Maxion since 1984.

Jorge Eduardo Martins Moraes

Appointed by BNDESPAR, he is 50 years old and holds a degree in Engineering from Universidade Federal do Rio de Janeiro, with a master's degree in Business Administration from COPPEAD/UFRJ. Since 1982 at BNDESPAR, currently he is a manager in the Monitoring Department of the Capital Markets Sector. , He was the Economic Adviser of the Ministry of Planning, Budget and Management from January 2004 to May 2005, operating in the Public-Private Partnership Unit. He was a member of the board of directors of several companies, and member of the board of directors of Iochpe-Maxion during the period of August 2000 to April 2003. Once again, he was elected a member of the board of directors at the Annual General Meeting as of 03/23/2006.

Mauro Knijnik

Appointed by Iochpe Company, he is 66 years old and holds a degree in Economics from Universidade Federal do Rio Grande do Sul – UFRGS. He was the Treasury Secretary of the State of Rio Grande do Sul , Chairman of the Board of Directors of Banco do Estado do Rio Grande do Sul – BANRISUL, the President of the Financial Coordination Board of the State of Rio Grande do Sul and the Vice President of Iochpe-Maxion S.A. He has been a member of the Board of Directors of Iochpe-Maxion S.A. since 1984.

Iboty Brochmann Ioschpe

Appointed by Iochpe Company, he is 57 years old and holds a degree in Economics from Universidade Federal do Rio Grande do Sul. He has been a Board Member of Iochpe-Maxion since 1984.

Mauro Litwin Ioschpe

Appointed by Iochpe Company, he is 57 years old and holds a degree in Business Administration from Pontifícia Universidade Católica (PUC) of Porto Alegre-RS. He has been a Board Member of Iochpe-Maxion since 1992.

Nildemar Secches

Appointed by Iochpe Company, he is 57 years old and holds a degree in Mechanic Engineering from Universidade de São Paulo and holds a master's degree in Finances from PUC of Rio de Janeiro. He hold's a Ph.D. in Economics from Unicamp-Campinas. He is the CEO of Perdigão since 1995and is also the Chairman of the Board of Directors of Weg and a member of the Board of Directors of Ultrapar since 2002. He has been a Board Member of Iochpe-Maxion since 2004.

ALTERNATE MEMBERS

Cláudia S. Ioschpe

Appointed by Iochpe Company, she is 28 years old and has been studying journalism at Universidade Luterana do Brasil (ULBRA). She works as an Interactivity Producer of clicRBS since April 2005. Previously she worked in the marketing and journalism areas of several companies.

Gustavo Ioschpe

Appointed by Iochpe Company, he is 29 years old and holds a degree *magna cum lauda* from University of Pennsylvania – Strategic Management (B.S., Wharton School), Political Sciences (B.A., College of Arts and Sciences); he holds a Master's Degree in Economic Development and International Economics from Yale University. He has been a Columnist of Folha de São Paulo (1996-2000), Folha Online (2000-2001), Gazeta Vargas (2002) and Revista Educação (since 2005). He is a consultant of Banco Mundial/PNUD for the Ministry of Education of Brazil. He is a Founder and President of G7 Investimentos.

João Carlos Silveiro

Appointed by Iochpe Company, he is 73 years old and hold a degree Law from Porto Alegre's Law School of Universidade Federal do Rio Grande do Sul – UFRGS. He is a Managing Partner of Silveiro Advogados and a manager and member of several third sector institutions.

José Wellington Marques de Araújo

Appointed by BNDESPAR, he is 53 years old and holds a degree in Accounting from UERJ, with an Executive MBA from UFRJ. He has been at BNDES since 1979, currently he holds the position of Accountant in the Monitoring Department of the Capital Markets Sector.

Leandro Kolodny

Appointed by Iochpe Company, he is 65 years old and holds a degree in Agronomics from Universidade Federal do Rio Grande do Sul, with specialization in Economics and Rural Administration from Universidade Federal do Rio Grande do Sul – UFRGS. He worked as an Officer for several companies related to Iochpe-Maxion and he is the Managing Partner of Nudelmann Kolodny Ltda.

Leonardo Brazão de Andrade

Appointed by BNDESPAR, he is 31 years old and holds a degree in Production Engineering from Universidade Federal do Rio de Janeiro – UFRJ, with a master's degree in administration from COPPEAD/UFRJ, an extension of Ecole Supérieure de Commerce de Lyon, France and specialization in economic and social development from UFRJ. He has been a BNDES employee since 2003 and currently he has been performing activities related to assets portfolio management of BNDESPAR.

Marcelo André Lajchter

Appointed by Iochpe Company, he is 36 years old and holds a degree in law from Universidade do Estado do Rio de Janeiro. He took part in courses of "Negotiation and Mediation" (2002) and "Program of Instruction for Lawyers" (1999) of Harvard Law School. He is a partner in the law office Barbosa, Müssnich & Aragão (2000). He worked in the area of Tax Litigation of PricewaterhouseCoopers Auditores e Consultores. He was a Negotiation and Mediation Professor at Fundação Getúlio Vargas (1995).

Salomão Ioschpe

Appointed by Iochpe Company, he is 43 years old and holds a MBA from Weatherhead School of Management, Economics & Finance Degree and Certificate of Political Studies from Paris Institute of Political Studies. He also holds a degree in Electrical Engineering from UFRGS. He was the president of CEV Componentes Eletrônicos and of Midland Steel Products Co. Currently he is a Managing Partner of BMA Automotive LLC.

BOARD OF EXECUTIVE OFFICERS

Dan Ioschpe

He is 41 years old and in 1986 he graduated at Universidade Federal do Rio Grande do Sul, with a postgraduate course in 1988 from ESPM – São Paulo and a master's degree in business administration (MBA) from Amos Tuck School of Dartmouth College (USA) in 1991. He joined the Company in 1986, where he worked on several job positions until June 1996, when he left to take over the Presidency of AGCO in Brazil. He returned to the Company in January 1998, and in that same year he took over the Presidency.

Armando Ulbricht Júnior

He is 60 years old and holds a degree in Mechanical Engineering from Universidade de São Paulo (USP). He worked at Engesa – Engenheiros Associados S.A. from 1975 to 1985. He joined the Company in 1986. He holds the position of the Superintendent Officer of the Wheels and Chassis Division in the subsidiary Maxion Sistemas Automotivos since 1990.

Oscar Antônio Fontoura Becker

He is 54 years old and holds a degree in business administration from Faculdade São Judas Tadeu. He joined the Company in 1983. He worked as the main executive for Iochpe Seguradora from 1989 to 1994. He holds the position of Financial Corporate Officer an Investor Relations Officer of Iochpe-Maxion, since 1994.

Marcos Luchese

He is 47 years old and holds a degree in Mechanical Engineering from Pontifícia Universidade Católica (PUC) of Rio Grande do Sul. He started working in the Company in 1981, initially holding the position of an intern. He is the Superintendent Officer of the Automotive Components Division in the subsidiary Maxion Sistemas Automotivos since 1997.

FISCAL COUNCIL

SITTING MEMBERS

Ademar Rui Bratz

Appointed by Iochpe Company, he is 59 years old and holds a degree in Business Administration from Universidade Federal do Rio Grande do Sul and a master's degree in business administration (MBA) from Universidade Syracuse, in the United States. Besides being a member of the Company's Fiscal Council, he also works as a consultant for Olvebra Industrial S/A.

Eduardo de Almeida Santos

Appointed by the minority shareholders, he is 28 years old and holds a degree in Economic Sciences from Pontifícia Universidade Católica of Rio de Janeiro. Since February 2003 he is in charge of the sector analysis of Variable Income of Opportunity Asset. From February 2002 to February 2003, he was responsible for the International Treasury Back-Office of Opportunity Asset. He held the position of Alternate Fiscal Council Member of Telesp Participações S.A. from May 2005 to April 2006 and the position of Fiscal Council Member of Companhia Suzano Bahia Sul de Papel e Celulose S.A., from May 2004 to April 2005.

Maurício Diácoli

Appointed by Iochpe Company, he is 46 years old and holds a bachelor's degree in Accounting from FMU-USP, with a professional extension in the finances and accounting areas and a specialization in National and International Accounting (US GAAP). A professional with over 15 years of experience in an auditing and consulting international firm.

<u>ALTERNATE MEMBERS</u>

Angélica Flessas

Appointed by Iochpe Company, she is 45 years old and holds a degree in Accounting from PUC-RS. She has worked for 25 years in the accounting and fiscal area of companies, including 7 years of experience in companies related to Iochpe-Maxion. She is a Managing Partner of Account.

Flávio Torriani

Appointed by Iochpe Company, he is 46 years old and holds a degree in Economics from PUC-RS, with specialization courses from New York University, FGV-SP and Fundação Dom Cabral. He is the Commercial and New Businesses Officer of Ungaretti Gestão de Seguros.

Isabel S. Ramos Kemmelmeier

Appointed by the minority shareholders, she is 32 years old and holds a degree in Engineering from Pontifícia Universidade Católica of Rio de Janeiro, with a MBA in Finances from IBMEC. Since 1996 at Opportunity Asset Management, she currently holds the position of Chief of the Analysis Area.

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 – EVENTS RELATED TO CAPITAL DISTRIBUTION

1 - BASIC EVENT	2 - DATE OF EVENT	3 - INDIVIDUALS AND LEGAL ENTITIES	4 - INSTITUTIONAL INVESTORS	5 - SHAREHOLDERS' AGREEMENT	6 – VOTING PREFERRED SHARES
BOARD OF DIRECTORS' MEETING (RCA)	02/16/2006	6,962	623	YES	NO

7 – VOTING PREFERRED SHARES	8 – DATE OF LAST SHAREHOLDERS' AGREEMENT
	12/21/2005

Outstanding shares IN the market

9 – ARE THERE OUTSTANDING SHARES		COMMON SHARES		PREFERRED SHARES		TOTAL	
		10 - QUANTITY (Unit)	11 - PERCENTAGE	12 - QUANTITY (Unit)	13 - PERCENTAGE	14 - QUANTITY (Unit)	15 - PERCENTAGE
YES		672,280	3.65	25,061,988	72.01	25,734,268	48.34

16 – OUTSTANDING PREFERRED SHARES IN THE MARKET		
1 - CLASS	2 – QUANTITY (Unit)	3 - PERCENTAGE

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.02 – SHARE STATUS OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 - NAME/CORPORATE NAME	3 – CPF/CNPJ	4 – CITIZENSHIP	5 – STATE	6 - COMMON SHARES (Thousands)	7 - %	8 - PREFERRED SHARES (Thousands)	9 - %	10 - TOTAL SHARES (Thousands)	11 - %	12 – COMPOSITION OF CAPITAL STOCK	13 - INTEREST IN SHAREHOLDERS' AGREEMENT	14 - CONTROLLING SHAREHOLDER	15/1 - CLASS	15/2 – QUANTITY OF PREFERRED SHARES (Thousand)	15/3 - % PREFERRED SHARES
001	COMPANHIA IOCHPE	92.753.367-0001/02	BRAZILIAN	SP	4,592	24.92	0	0.00	4,592	8.63	07/31/2006	YES	YES			
002	ISI PARTICIPAÇÕES	90.573.502-0001/02	BRAZILIAN	RS	2,184	11.85	0	0.00	2.184	4.10	07/31/2006	YES	YES			
003	INFIPAR PARTICIPAÇÕES	87.292.264-0001/44	BRAZILIAN	SP	1,831	9.93	0	0.00	1,831	3.44	07/31/2006	YES	YES			
004	IBI PARTICIPAÇÕES	92.198.035-0001/03	BRAZILIAN	RS	1,803	9.79	0	0.00	1,803	3.39	07/31/2006	YES	YES			
005	DEGUS PARTICIPAÇÕES	31.063.985-0001/28	BRAZILIAN	RS	1,164	6.32	12	0.00	1,176	2.21	07/31/2006	YES	YES			
006	IVONCY BROCHMANN IOSCHPE	000.922.900-00	BRAZILIAN	RS	663	3.60	0	0.00	663	1.25		YES	YES			
007	EVELYN NOEMI BERG IOSCHPE	056.683.950-49	BRAZILIAN	RS	501	2.72	116	0.33	617	1.16		YES	YES			
008	DANIEL IOSCHPE	000.580.680-15	BRAZILIAN	RS	501	2.72	0	0.00	501	2.72		YES	YES			

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.02 – SHARE STATUS OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 - NAME/CORPORATE NAME	3 – CPF/CNPJ	4 – CITIZENSHIP	5 – STATE
009	FUNDAÇÃO IOCHPE	93.131.290-0003/55	BRAZILIAN	SP
010	DAN IOSCHPE	439.240.690-34	BRAZILIAN	RS
011	INOVA INVESTIMENTOS	03.541.634-0001/40	BRAZILIAN	SP
012	IBOTY BROCHMANN IOSCHPE	000.922.820-91	BRAZILIAN	RS
013	MAURO LITWIN IOCHPE	154.727.520-00	BRAZILIAN	RS
014	SALOMÃO IOSCHPE	400.517.220-20	BRAZILIAN	RS
015	BNDES PARTICIPAÇÕES S.A.	00.383.281-0001/09	BRAZILIAN	RJ
016	FUNDO DE PARTICIPAÇÃO SOCIAL	33.657.248-0001/89	BRAZILIAN	RJ

1 - ITEM	6 - COMMON SHARES (Thousands)	7 - %	8 - PREFERRED SHARES (Thousands)	9 - %	10 - TOTAL SHARES (Thousands)	11 - %	12 – COMPOSITION OF CAPITAL STOCK	13 - INTEREST IN SHAREHOLDERS' AGREEMENT	14 - CONTROLLING SHAREHOLDER
009	253	1.38	0	0.00	253	0.48		NO	NO
010	210	1.14	0	0.00	210	0.40		YES	YES
011	41	0.22	0	0.00	41	0.08		NO	NO
012	0	0.00	0	0.00	0	0.00		YES	YES
013	0	0.00	0	0.00	0	0.00		YES	YES
014	0	0.00	0	0.00	0	0.00		YES	YES
015	3,583	19.44	9,613	27.62	13,196	24.79		YES	YES
016	429	2.33	0	0.00	429	0.81		NO	NO

15/1 - CLASS	15/2 – QUANTITY OF PREFERRED SHARES (Thousand)	15/3 - % PREFERRED SHARES

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.02 – SHARE STATUS OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 - NAME/CORPORATE NAME	3 - CPF/CNPJ	4 - CITIZENSHIP	5 - STATE	6 - COMMON SHARES (Thousands)	7 - %	8 - PREFERRED SHARES (Thousands)	9 - %	10 - TOTAL SHARES (Thousands)	11 - %	12 - COMPOSITION OF CAPITAL STOCK	13 - INTEREST IN SHAREHOLDERS' AGREEMENT	14 - CONTROLLING SHAREHOLDER	15/1 - CLASS	15/2 - QUANTITY OF PREFERRED SHARES (Thousand)	15/3 - % PREFERRED SHARES
017	LAZARD ASSET MANAGEMENT, LLC	05.450.776-0001/27	USA		0	0.00	3,587	10.31	3,587	6.74		NO	NO			
018	THE GMO EMERGING MARKETS FUND	05.447.513-0001/69	USA		0	0.00	1,770	5.09	1,770	3.32		NO	NO			
997	STOCKS IN TREASURY				0	0.00	0	0.00	0	0.00						
998	OTHER				673	3.64	20,795	59.78	21,468	38.53						
999	TOTAL				18,428	100.00	34,804	100.00	53,232	100.00						

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 - CONTROLLING COMPANY / INVESTOR	3 - DATE OF COMPOSITION OF THE CAPITAL STOCK
001	COMPANHIA IOCHPE	03/31/2006

1 - ITEM		2 - NAME/CORPORATE NAME					3 - CPF/CNPJ	4 - CITIZENSHIP	5 - STATE
6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 - TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK			
001002		IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.					92.198.035-0001/03	BRAZILIAN	RS
134	23.93	0	0.00	134	23.93	03/31/2005			
001003		INFIPAR PARTICIPAÇÕES LTDA.					87.292.264-0001/44	BRAZILIAN	RS
136	24.29	0	0.00	136	24.29	03/31/2005			
001004		ISI PARTICIPAÇÕES LTDA.					90.573.502-0001/02	BRAZILIAN	RS
134	23.93	0	0.00	134	23.93	03/31/2005			
001005		DEGUS PARTICIPAÇÕES LTDA.					31.063.985-0001/28	BRAZILIAN	RS
88	15.72	0	0.00	88	15.72	03/31/2005			
001006		IVONCY BROCHMANN IOSCHPE					000.922.900-00	BRAZILIAN	RS
22	3.93	0	0.00	22	3.93				
001007		DANIEL IOSCHPE					000.580.680-15	BRAZILIAN	RS
23	4.10	0	0.00	23	4.10				

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 - NAME/CORPORATE NAME	3 - CPF/CNPJ	4 - CITIZENSHIP	5 - STATE
001008	EVELYN NOEMI BERG IOSCHPE	056.683.950-49	BRAZILIAN	RS
001999	TOTAL			

1 - ITEM	6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 - TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK
001008	23	4.10	0	0.00	23	4.10	
001999	560	100.00	0	0.00	560	100.00	

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 – CONTROLLING COMPANY / INVESTOR	3 – DATE OF COMPOSITION OF THE CAPITAL STOCK
001002	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	03/31/2005

1 - ITEM		2 - NAME/CORPORATE NAME					3 - CPF/CNPJ	4 - CITIZENSHIP	5 – STATE
6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 – TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK			
001002001		IBOTY BROCHMANN IOSCHPE					000.922.820-91	BRAZILIAN	RS
6,798,246	100.00	0	0.00	6,798,246	100.00				
001002002		EDUARDO IOSCHPE						BRAZILIAN	RS
1	0.00	0	0.00	1	0.00				
001002003		CLAUDIA IOSCHPE						BRAZILIAN	RS
1	0.00	0	0.00	1	0.00				
001002999		TOTAL							
6,798,248	100.00	0	0.00	6,798,248	100.00				

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 – CONTROLLING COMPANY / INVESTOR	3 – DATE OF COMPOSITION OF THE CAPITAL STOCK
001003	INFIPAR PARTICIPAÇÕES LTDA.	03/31/2005

1 - ITEM	2 - NAME/CORPORATE NAME	3 - CPF/CNPJ	4 - CITIZENSHIP	5 – STATE
001003001	IVONCY BROCHMANN IOSCHPE	000.922.900-00	BRAZILIAN	RS
001003002	DAN IOSCHPE		BRAZILIAN	RS
001003003	SALOMÃO IOSCHPE	400.517.220-20	BRAZILIAN	RS
001003999	TOTAL			

1 - ITEM	6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 – TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK
001003001	11,596,896	99.90	0	0.00	11,596,896	99.90	
001003002	5,960	0.05	0	0.00	5,960	0.05	
001003003	5,960	0.05	0	0.00	5,960	0.05	
001003999	11,608,816	100.00	0	0.00	11,608,816	100.00	

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 – CONTROLLING COMPANY / INVESTOR	3 – DATE OF COMPOSITION OF THE CAPITAL STOCK
001004	ISI PARTICIPAÇÕES LTDA.	03/31/2005

1 - ITEM	2 - NAME/CORPORATE NAME	3 - CPF/CNPJ	4 - CITIZENSHIP	5 – STATE
001004001	MAURO LITWIN IOCHPE	154.727.520-00	BRAZILIAN	RS
001004002	ALINE KOLODNY NEMETZ	554.234.930-72	BRAZILIAN	RS
001004003	MIRELA LITVIN IOCHPE WAINSTEINS	411.382.100-30	BRAZILIAN	RS
001004004	MATUZALEM IOCHPE	138.092.109-00	BRAZILIAN	RS
001004005	MARLENE IOCHPE KOLODNY	147.601.180-04	BRAZILIAN	RS
001004999	TOTAL			

1 - ITEM	6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 – TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK
001004001	1,849,991	21.26	0	0.00	1,849,991	21.26	
001004002	1,804,991	20.72	0	0.00	1,804,991	20.72	
001004003	1,804,991	20.72	0	0.00	1,804,991	20.72	
001004004	1,624,471	18.65	0	0.00	1,624,471	18.65	
001004005	1,624,471	18.65	0	0.00	1,624,471	18.65	
001004999	8,708,915	100.00	0	0.00	8,708,915	100.00	

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 – CONTROLLING COMPANY / INVESTOR	3 – DATE OF COMPOSITION OF THE CAPITAL STOCK
001005	DEGUS PARTICIPAÇÕES LTDA.	03/31/2005

1 - ITEM	2 - NAME/CORPORATE NAME	3 - CPF/CNPJ	4 - CITIZENSHIP	5 – STATE
001005001	DANIEL IOSCHPE	000.580.680-15	BRAZILIAN	RS
001005002	EVELYN NOEMI BERG IOSCHPE	056.683.950-49	BRAZILIAN	RS
001005003	ADEMAR RUIZ BRATZ	069.947.840-53	BRAZILIAN	RS
001005999	TOTAL			

1 - ITEM	6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 –TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK
001005001	349,993	70.00	0	0.00	349,993	70.00	
001005002	149,994	30.00	0	0.00	149,994	30.00	
001005003	13	0.00	0	0.00	13	0.00	
001005999	500,000	100.00	0	0.00	500,000	100.00	

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 – CONTROLLING COMPANY / INVESTOR	3 – DATE OF COMPOSITION OF THE CAPITAL STOCK
002	ISI PARTICIPAÇÕES LTDA	07/31/2006

1 - ITEM	2 - NAME/CORPORATE NAME	3 - CPF/CNPJ	4 - CITIZENSHIP	5 – STATE

6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 – TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 – CONTROLLING COMPANY / INVESTOR	3 – DATE OF COMPOSITION OF THE CAPITAL STOCK
003	INFIPAR PARTICIPAÇÕES LTDA.	07/31/2006

1 - ITEM	2 - NAME/CORPORATE NAME	3 - CPF/CNPJ	4 - CITIZENSHIP	5 – STATE

6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 – TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 – CONTROLLING COMPANY / INVESTOR	3 – DATE OF COMPOSITION OF THE CAPITAL STOCK
004	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	07/31/2006

1 - ITEM	2 - NAME/CORPORATE NAME	3 - CPF/CNPJ	4 - CITIZENSHIP	5 – STATE

6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 – TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 – CONTROLLING COMPANY / INVESTOR	3 – DATE OF COMPOSITION OF THE CAPITAL STOCK
005	DEGUS PARTICIPAÇÕES LTDA.	07/31/2006

1 - ITEM	2 - NAME/CORPORATE NAME	3 - CPF/CNPJ	4 - CITIZENSHIP	5 – STATE

6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 – TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

03.03 – CAPITAL STOCK DISTRIBUTION OF SHAREHOLDERS WITH MORE THAN 5% OF COMMON AND/OR PREFERRED SHARES

1 - ITEM	2 – CONTROLLING COMPANY / INVESTOR	3 – DATE OF COMPOSITION OF THE CAPITAL STOCK
011	INOVA INVESTIMENTOS S.A.	07/31/2006

1 - ITEM		2 - NAME/CORPORATE NAME					3 - CPF/CNPJ	4 - CITIZENSHIP	5 – STATE
6 - COMMON SHARES/ QUOTAS (Units)	7 - %	8 - PREFERRED SHARES (Units)	9 - %	10 – TOTAL SHARES/ QUOTAS (Units)	11 - %	12 - COMPOSITION OF THE CAPITAL STOCK			
011001		IVONCY BROCHMANN IOSCHPE					000.922.900-00	BRAZILIAN	RS
3,526,560	94.80	0	0.00	3,526,560	94.80				
011002		DAN IOSCHPE					439.240.690-34	BRAZILIAN	SP
193,440	5.20	0	0.00	193,440	5.20				
011999		TOTAL							
3,720,000	100.00	0	0.00	3,720,000	100.00				

01.01 – IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.1 – COMPOSITION OF CAPITAL STOCK

1 – Date of Last amendment: 03/21/2005

2- ITEM	3 – TYPE OF SHARES	4 – REGISTERED OR BOOK-ENTRY SHARE	5 – FACE VALUE (Reais)	6 – QUANTITY OF SHARES (Thousands)	7 – SUBSCRIBED (Thousand Reais)	8 – PAID-IN (Thousand Reais)
01	COMMON SHARES	REGISTERED		18,428	55,897	55,897
02	PREFERRED SHARES	REGISTERED		34,804	105,566	105,566
03	PREFERRED SHARES CLASS A			0	0	0
04	PREFERRED SHARES CLASS B			0	0	0
05	PREFERRED SHARES CLASS C			0	0	0
06	PREFERRED SHARES CLASS D			0	0	0
07	PREFERRED SHARES CLASS E			0	0	0
08	PREFERRED SHARES CLASS F			0	0	0
09	PREFERRED SHARES CLASS G			0	0	0
10	PREFERRED SHARES CLASS H			0	0	0
11	PREFERRED SHARES OTHER CLASSES			0	0	0
99	TOTAL			53,232	161,463	161,463

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.03 – BONUS SHARES/SHARE SPLIT OR REVERSE SPLIT OVER THE PAST THREE YEARS

1 - ITEM	2 – DATE OF APPROVAL	3 – FACE VALUE PER SHARE BEFORE APPROVAL (Reais)	4 - FACE VALUE PER SHARE AFTER APPROVAL (Reais)	5 - QUANTITY OF SHARES BEFORE APPROVAL (Thousands)	6 - QUANTITY OF SHARES AFTER APPROVAL (Thousands)
01	03/21/2005			2,661,615	53,232

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.04 – AUTHORIZED CAPITAL STOCK

1 - QUANTITY (Thousands)	2 – VALUE (Thousands Reais)	3 – DATE OF AUTHORIZATION
6,000	0	03/21/2005

04.05 – COMPOSITION OF AUTHORIZED CAPITAL

1- ITEM	2 – TYPE	3 - CLASS	4 - QUANTITY OF SHARES AUTHORIZED TO BE ISSUED (Thousand)
01	COMMON SHARES		2,000
02	PREFERRED SHARES		4,000

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

06.01 – YIELDS DISTRIBUTED OVER THE PAST THREE YEARS

1 - ITEM	2 – YIELD	3 - APPROVAL OF DISTRIBUTION EVENT	4 – DATE OF DISTRIBUTION APPROVAL	5 – END OF FISCAL YEAR	6 – INCOME OR LOSS FOR THE PERIOD (Thousands Reais)	7 – YIELD VALUE PER SHARE	8 – TYPE OF SHARES	9 - CLASS OF SHARES	10 – YIELD AMOUNT (Thousands Reais)	11 – DATE OF START OF PAYMENT
01	DIVIDEND	Annual General Meeting (AGO)	03/21/2005	12/31/2004	50,829	0.0056839388	COMMON SHARES		5,237	04/05/2005
02	DIVIDEND	Annual General Meeting (AGO)	03/21/2005	12/31/2004	50,829	0.0062523327	PREFERRED SHARES		10,880	04/05/2005
03	DIVIDEND	Board of Directors' Meeting (RCA)	02/16/2006	12/31/2005	72,131	0.5013551090	COMMON SHARES		9,239	03/06/2006
04	DIVIDEND	Board of Directors' Meeting (RCA)	02/16/2006	12/31/2005	72,131	0.5514906200	PREFERRED SHARES		19,194	03/06/2006

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

06.03 – STATUTORY PROVISIONS OF CAPITAL STOCK

1 - ITEM	2 – TYPE OF SHARE	3 - CLASS OF SHARE	4 - % OF CAPITAL STOCK	5 – CONVERTIBLE	6 – CONVERTIBLE INTO	7 – VOTING SHARES	8 - TAG ALONG %	9 – PRIORITY IN CAPITAL REIMBURSEMENT	17 - REMARKS
01	PREFERRED SHARE		65.38	NO		NO	0.00	NO	
02	COMMON SHARE		34.62	NO		FULL	0.00		

Item	10 – PREMIUM	11 – TYPE OF DIVIDEND	12 - % DIVIDEND	13 - R$/SHARE	14 – CUMULATIVE	15 – PRIORITY	16 – CALCULATED OVER
01	NO	MINIMUM	37.00	0.00000	NO	YES	ADJUSTED NET INCOME
02			0.00	0.00000			

06.04 – BYLAWS AMENDMENT/MANDATORY DIVIDEND

1 – DATE OF LAST AMENDMENT TO BYLAWS	2 – MANDATORY DIVIDEND (PROFIT %)
03/21/2005	37.00

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

07.01 – REMUNERATION AND ADMINISTRATORS' PROFIT SHARING

1 – ADMINISTRATORS' PROFIT SHARING	2 – VALUE OF GLOBAL ADMINISTRATORS REMUNERATION (Thousand Reais)	3 – FREQUENCY
YES	1,929	ANNUAL

07.02 – SHARING AND CONTRIBUTIONS OVER THE PAST THREE YEARS

1 - FINAL DATE OF LAST FISCAL YEAR: 12/31/2005

2 - FINAL DATE OF NEXT TO LAST FISCAL YEAR: 12/31/2004

3 - FINAL DATE OF LAST BUT TWO FISCAL YEAR: 12/31/2003

4- ITEM	5 – DESCRIPTION OF SHARING AND CONTRIBUTIONS	6 – VALUE OF LAST YEAR (Thousands Reais)	7 – VALUE OF NEST TO LAST YEAR (Thousands Reais)	8 – VALUE OF LAST BUT TWO YEAR - (Thousands Reais)
01	SHARING – DEBENTURE HOLDERS	0	0	0
02	SHARING – EMPLOYEES	12,386	8,692	5,975
03	SHARING – ADMINISTRATORS	0	0	0
04	SHARING – BENEFICIARY PARTIES	0	0	0
05	ASSISTANCE FUND CONTRIBUTIONS	0	0	0
06	PENSION FUND CONTRIBUTIONS	766	562	500
07	OTHER CONTRIBUTIONS	0	0	0
08	NET INCOME FOR THE YEAR	0	0	0
09	NET LOSS FOR THE YEAR	0	0	0

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

07.03 – INTEREST IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - CORPORATE NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (CORPORATE TAXPAYER No.)	4 – CLASSIFICATION	5 - % INTEREST IN THE INVESTEE CAPITAL	6 - % INVESTOR SHAREHOLDERS' EQUITY
01	MAXION SISTEMAS AUTOMOTIVOS LTDA.	00.736.859/0001-63	INVESTEE OF THE SUBSIDIARY/ASSOCIATED COMPANY	99.99	4.72
02	MAXION COMPONENTES ESTRUTURAIS LTDA.	01.599.435/0001-67	CLOSELY-HELD SUBSIDIARY	99.99	71.84
03	AMSTED-MAXION FUND. E EQUIP. FERROV. S.A.	01.599.435/0001-67	CLOSELY-HELD SUBSIDIARY	50.00	13.48
05	IOCHPE HOLDINGS, LLC	. . / -	CLOSELY-HELD SUBSIDIARY	100.00	22.13

1 - ITEM	7 – TYPE OF COMPANY	8 – BEGINNING LAST FISCAL YEAR	9 – FINAL LAST FISCAL YEAR	10 – QT. SHARES LAST FISCAL YEAR (Thousand)
01	COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	01/01/2005	12/31/2005	7,636
02	COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	01/01/2005	12/31/2005	102,111
03	COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	01/01/2005	12/31/2005	2,710,015
05	COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	01/01/2005	12/31/2005	1

1 - ITEM	11 – BEGINNING NEXT TO LAST FISCAL YEAR	12 – FINAL NEXT TO LAST FISCAL YEAR	13 – QT. SHARES NEXT TO LAST FISCAL YEAR (Thousand)	14 – BEGINNING LAST BUT TWO FISCAL YEAR	15 – FINAL LAST BUT TWO FISCAL YEAR	16 – QT. SHARES LAST BUT TWO FISCAL YEAR (Thousand)
01	01/01/2004	12/31/2004	7,636	01/01/2003	12/31/2003	379,378
02	01/01/2004	12/31/2004	102,111	01/01/2003	12/31/2003	117,598
03	01/01/2004	12/31/2004	2,710,015	01/01/2003	12/31/2003	2,710,015
05	01/01/2004	12/31/2004	1	01/01/2003	12/31/2003	1

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUE

1- ITEM	02
2 – ORDER No.	1ª
3 – REGISTRATION No. AT CVM	SEP/GER/DEB-90/050
4 – REGISTRATION DATE AT CVM	10/05/1990
5 – SERIES ISSUED	UN
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	08/01/1990
9 – MATURITY DATE	
10 – TYPE OF DEBENTURE	FLOATING
11 – REMUNERATION CONDITION IN EFFECT	INPC + 2%
12 - PREMIUM/NEGATIVE GOODWILL	ABSENT
13 – NOMINAL VALUE (Reais)	2,650.49
14 – AMOUNT ISSUED (Reais Thousand)	55,936
15 - Q. SECURITIES ISSUED (UNIT)	30,000
16 – OUTSTANDING SECURITIES (UNIT)	0
17 – TREASURY SECURITIES (UNIT)	21,104
18 – SECURITIES REDEEMED (UNIT)	8,896
19 – SECURITIES CONVERTED (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – DATE OF LAST ROLLOVER	11/01/2005
22 – DATE OF NEXT EVENT	05/02/2006

09.01 – A BRIEF HISTORY OF THE COMPANY

Iochpe-Maxion has its origin in Iochpe Group, whose activities started in 1918, in the State of Rio Grande do Sul, a group initially dedicated to the wood industry. The period of many decades of business diversification enabled, as from the late 1990s, the specialization and focus on the auto parts and railway equipment segments. Presently, Iochpe-Maxion is the holding company of two main companies, both leading their respective markets: Maxion Sistemas Automotivos Ltda. (Automotive Systems) and Amsted Maxion Fundição e Equipamentos Ferroviários S.A. (Casting and Railway Equipment). Theses companies operate five manufacturing units distributed among the cities of Cruzeiro, Osasco and Hortolândia, in the countryside area of São Paulo, and Contagem, in the State of Minas Gerais. Iochpe-Maxion has been a publicly-held company since 1984 (MYPK3:ON and MYPK4:PN – Bovespa). Its controlling shareholders are the Iochpe company and BNDESPAR, both having representatives in the Board of Directors.

Events

1978: acquisition of Indústria de Máquinas Agrícolas Ideal S.A., a harvesting machine manufacturer, sold in 1996.

1978: constitution of Edisa Informática S.A.. Later, in 1989, Edisa evolved to a joint-venture with Hewlett-Packard, sold in 1996.

1982: purchase of a 29.2% share in Riocell S.A., a pulp and paper manufacturer, sold in 1996.

1983: start of Banco Iochpe S.A's activities, deactivated in January 1998.

1984: acquisition and nationalization of Massey Perkins S.A., manufacturer of agricultural tractors, harvesting machines and diesel engines, sold in 1996.

1990: acquisition of FNV - Veículos e Equipamentos S.A., a manufacturer of heavy wheels, siderails and chassis, castings in sand molds and graphite molds (railway wheels). Current subsidiaries: Maxion Componentes Estruturais Ltda. and Amsted-Maxion Fund. e Equip. Ferrov. S.A.

1994: acquisition of Midland Steel Corporation, a manufacturer of chassis, siderails and crossmembers destined to the American market, sold in 1999.

1994: acquisition of Eluma Autopeças Ltda, whose name was changed to IM Autopeças Ltda, manufacturer of manual and electric window handlers, steering columns, water and oil pumps, hinges and other components. Current subsidiary: Maxion Componentes Automotivos S.A.

1996: joint-venture with Brosol, originating Tecmisa - Componentes Automotivos S.A., a manufacturer of window handlers, door handles, locks, hinge keys and cylinder sets. Current subsidiary: Maxion Componentes Automotivos S.A.

1996: disinvestment of agricultural machinery manufacturing and trading operations, focusing its activities exclusively on the auto parts segment.

1997: start of Iochpe-Maxion Argentina S.A.'s activities regarding diesel engine manufacturing in Argentina.

1997: joint-venture with Dana/Parish Heavy Truck Division for chassis and components manufacturing in the USA, sold in 1999.

1997: joint-venture with Lemförder-Nacam aiming at steering column manufacturing by Maxion Lemforder Ltda. (current Maxion Nacam Ltda.).

1997: constitution of 4 companies which start operating the old business divisions:

. Maxion Componentes Estruturais Ltda.
. Maxion Fundição e Equipamentos Ferroviários Ltda.
. Maxion Motores Ltda. (current Maxion International Motores S.A.) – sold in 2000

01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

09.01 – A BRIEF HISTORY OF THE COMPANY

. Tecmisa Componentes Automotivos S.A. (current Maxion Componentes Automotivos S.A.)

1998: conclusion of the corporate and financial restructuring process with capitalization and entrance of new partners sharing the Company's control (Bradesco and BNDEPAR Groups).

1999: sale of 50% of Maxion Motores Ltda. to Navistar Transportation Corporation, originating Maxion International Motores S.A.

1999: Sale of the totality of the share that Iochpe-Maxion USA, Inc. (100% subsidiary of Iochpe-Maxion S.A.) held in Iochpe-Maxion Ohio, Inc., a chassis manufacturer to the American market.

2000: sale of 50% of Maxion Fundição e Equipamentos Ferroviários S.A. to Amsted Industries, originating Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.

2000: Assets spin-off unrelated to auto parts and railway equipment activities and these assets conversion into a new company, Refrupar Participações S.A.

2001: Sale of the remaining 50% of Maxion International Motores S.A. to Navistar Transportation Corporation.

2002: Maxion Componentes Automotivos S.A., a subsidiary of Iochpe-Maxion S.A., concludes the purchase of assets related to the manufacturing of handbrake levers, jacks and pedal sets by Batz do Brasil Ltda.

2002: Maxion Componentes Estruturais Ltda., a subsidiary of Iochpe-Maxion S.A., concludes the purchase of assets related with the production of steel wheels for agricultural machinery and off-road vehicles by Borlem S.A. Empreendimentos Industriais.

2002: Sale of the total share in Maxion Nacam Ltda. to ZF Sistemas de Direção Ltda.

2003: The subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. celebrates the contract of two industrial and railroad equipment units in Osasco and Hortolândia, doubling its capacity to 5,000 railway cars.

2004: Maxion Componentes Automotivos undertakes the activities of Maxion Componentes Estruturais, starting to operate under two divisions, the Wheel and Chassis Division and the Automotive Components Division, changing its corporate name to Maxion Sistemas Automotivos Ltda.

09.02 – CHARACTERISTIC OF THE PERFORMANCE INDUSTRY

THE AUTO PARTS AND RAILWAY EQUIPMENT INDUSTRIES

THE AUTO PARTS INDUSTRY IN THE WORLD

The auto parts industry is highly related to the automakers (both passenger cars and trucks, buses, pickup trucks, and agricultural machinery), being responsible for the production and supply of components, modules, subsystems and subsets used in the production chain and in the replacement of auto parts and accessories.

So as to qualify as an automaker supplier, an auto parts manufacturer is subject to rigorous certification programs as for its methods of production, quality control and production capacity, which turn to be entry barriers to new competitors in the industry, in view of the time and investments needed to obtain such certifications.

In the segments of wheels and chassis for automakers, export is reduced, once due to the features and differences of the stamped structural components, clients develop a project with their suppliers since the beginning of it, and end up selecting those who are not physically far from the place of assembly or utilization of components. In the wheel replacement segment, export is more accessible and facilitated, in view of the standardization of most of the wheels around the world and the existence of an important replacement market.

THE AUTO PARTS INDUSTRY IN BRAZIL

Over the past 10 years, factors such as tax reduction in the automotive industry, incentive to alcohol-driven and economy cars, and the entrance of Brazil in the international market (with the Mercosur - Southern Common Market – and automotive agreements with Mexico and Argentina) have promoted the growth of the auto parts industry.

The auto parts industry, composed mostly of companies with foreign equity participation (according to Sindipeças data, 76.20% of the companies in this industry, in 2004, presented foreign equity participation), is currently under a process of certification and qualification of its products, aiming to increase its competitiveness in the domestic and foreign markets.

09.02 – CHARACTERISTIC OF THE PERFORMANCE INDUSTRY

The National Production and Exports of Vehicles and Agricultural Machinery

Domestic Market

The Brazilian production of vehicles and agricultural machinery presented the following behavior in the periods stated below:

	Brazilian production Year ended December 31,			
Segment	2005[1]	2004[1]	2003[1]	2002[1]
Passenger Cars	1,930.6	1,754.6	1,506.3	1,504.5
Utility Vehicles	365.7	315.6	216.5	179.5
Trucks	116.1	106.9	77.9	68.4
Buses	35.2	28.7	26.9	22.7
Total vehicles	2,447.6	2,205.9	1,827.7	1,684.1
Agricultural Machinery	52.9	66.9	58.8	52.0

[1] In thousand units.
Source: Anfavea

The table below presents the average age of the fleet of automotive vehicles in Brazil, in 2004:

Average Age of the Fleet (in years) - 2004	
Utility Vehicles	8.6
Trucks	12.0
Buses	9.9

Source: Sindipeças.

Foreign Market

The Brazilian exports of vehicles and agricultural machinery presented the following performance in the periods stated below:

	Exports Year ended December 31,			
Segment	2005[1]	2004[1]	2003[1]	2002[1]
Passenger Cars	606.1	493.8	441.1	354.5
Utility Vehicles	155.5	110.3	73.4	41.6
Trucks	37.0	25.3	11.6	5.3
Buses	18.9	12.9	9.3	6.8
Total vehicles	817.6	642.3	535.4	408.2
Agricultural Machinery	30.7	31.0	21.4	10.4

[1] In thousand units.
Source: Anfavea.

09.02 – CHARACTERISTIC OF THE PERFORMANCE INDUSTRY

THE RAILWAY EQUIPMENT INDUSTRY IN THE WORLD

The railway equipment industry is composed of suppliers of locomotives, railcars and components for railway and underground railway systems, such as railway couplings, shoes, casings and levers, and its major clients are the railway and underground transportation operators.

The world industry of railway equipment may be classified into two major categories: freight transportation equipment and passenger transportation equipment. Railway is used more intensively for ore, steel, grains and general freight transportation. The United States, Canada, Russia, China and India are the major users of this means of transportation, being thus the world's largest markets of railway equipment.

THE RAILWAY EQUIPMENT INDUSTRY IN BRAZIL

Brief Description of the Railway Industry

For many years, the railway industry in Brazil was considered an unexpressive market, in view of the low level of investments observed, as a consequence of the fact that almost all the operators were state-owned up to 1996.

In view of the impossibility to generate the necessary resources to continue financing investments in the railway transportation industry, the Brazilian Federal Government initiated, in 1996, the privatization process of the federal railway system, with the concession of the railway freight activity to the private enterprise.

Prior to the adoption of the privatization program, the federal railway system operated a total of 12 railway systems, with approximately 22,000 kilometers of railways distributed over 19 states, with 1,400 locomotives, 37,000 railcars and 40,500 employees, transporting 86 million tonnes per year.

09.02 – CHARACTERISTIC OF THE PERFORMANCE INDUSTRY

After the privatization, according to data from the Brazilian Land Transportation Agency (ANTT), the concessionaries invested over R$5 billion in the first eight years of the concession. In 2003, out of the total investments carried out by concessionaries, 56% were invested in rolling-stock, 17% in track superstructure and 5.6% in infrastructure. According to the concessionaries, in 2004, the investments carried out by the operators summed up to almost R$1.8 billion. According to data from SIMEFRE, in view of such investments, the volume of freight transported grew almost 40% in the period from 1996 to 2003, increasing from 128 billion RTK to 179 billion RTK. The table below presents the evolution of the freight transportation in the periods stated:

Railway Freight Transportation – Evolution of the Production (in millions of RTK)				
Brazilian Railways	**2004**	**2003**	**2002**	**Concessionaries / Operators**
Ferrovia Centro-Atlântica	9,523	7,477	8,608	CVRD
Estrada de Ferro Vitória Minas	64,773	60,487	56,990	CVRD
Estrada de Ferro Carajás	63,622	48,680	49,075	CVRD
Ferrovia Bandeirantes (Ferroban)	9,473	9,221	8,308	Brasil Ferrovias
Ferrovia Novoeste	1,191	1,232	1,708	Brasil Ferrovias
Ferrovia Norte Brasil (Ferronorte)	2,259	2,073	1,906	Brasil Ferrovias
Ferrovia Sul-Atlântico	14,175	13,850	12,830	ALL Logística
Companhia Ferroviária do Nordeste	848	790	757	CSN/ Taquari Participações
Malha Sudeste	39,355	34,470	29,431	MRS Logística
Ferrovia Tereza Cristina	169	152	191	Santa Lúcia Agroindústria / Interfinance Participações
Ferrovia Paraná (Ferropar)	323	404	374	Ferrovia do Paraná S.A.
Total	**205,711**	**178,836**	**170,177**	

Source: ANTT

In fact, the investments carried out by the new concessionaries to refurbish and expand the rolling-stock fleet of railcars and locomotives enabled an expressive growth of the railway equipment industry. Besides, the privatization process of the steel and ore exploration industries, as well as the expansion of the agribusiness industry of grains, caused a strong demand of freight transportation to arise, also contributing to the growth of the industry activity, responsible for the orders of railcars and other railway equipment.

Existing Railway Network

The Brazilian railway system presents an approximate extension of 28.4 thousand kilometers nowadays, mainly concentrated in the South, Southeast and Northeast regions, and part of the Mid-West and North of the country. Such railway network is operated by private groups by means of public service concessions granted as from 1996, being the major operators:

- CVRD – Companhia Vale do Rio Doce, the world's major producer and exporter of ore, controls the Estrada de Ferro Carajás railway, the Estrada de Ferro Vitória-Minas railway and the Ferrovia Centro-Atlântica railway, which connect the regions that produce ore of Carajás and Minas Gerais to the ports of São Luis and Tubarão, respectively.

09.02 – CHARACTERISTIC OF THE PERFORMANCE INDUSTRY

- MRS Logística S.A, subsidiary company of CVRD, CSN, Usiminas and Gerdau, operating in the southeast region and connecting the mining and steelmaking regions to the ports of Sepetiba, Santos, Guaíba and Rio de Janeiro.

- Brasil Ferrovias, subsidiary company of the group composed of BNDESPAR, Previ (Caixa da Previdência dos Funcionários do Banco do Brasil) and Funcef (Fundação dos Economiários Federais), two of the major Brazilian pension funds, LAIF – Latin American Fund and JPMorgan Partners, hold the concessions to operate the Mid-West of the State of São Paulo railway networks, operating through Ferrovia Novoeste, Ferrovia Norte Brasil (Ferronorte) and Ferrovia Bandeirantes (Ferroban), except the area operated by ALL.

- ALL – América Latina Logística S.A., subsidiary company of GP Investimentos, it represents the third main holder of railway concessions in Brazil, operating mainly in the South and Southeast regions.

The following table presents the list of Brazilian railways, their estimated extension in kilometers as of September 30, 2005, and their respective concessionaries / operators:

Brazilian Railways	Extension (in Km)	Operators / Concessionaries
Ferrovia Centro-Atlântica	7,080	CVRD
Estrada de Ferro Vitória Minas	898	CVRD
Estrada de Ferro Carajás	892	CVRD
Ferrovia Bandeirantes (Ferroban)	4,236	Brasil Ferrovias
Ferrovia Novoeste	1,621	Brasil Ferrovias
Ferrovia Norte Brasil (Ferronorte)	512	Brasil Ferrovias
Ferrovia Sul-Atlântico	6,586	ALL Logística
Companhia Ferroviária do Nordeste	4,238	CSN / Taquari Participações
Malha Sudeste	1,674	MRS Logística
Ferrovia Paraná (Ferropar)	248	Ferrovia do Paraná S.A.
Ferrovia Tereza Cristina	164	Santa Lúcia Agroindústria / Interfinance Participações
Ferrovia Norte-Sul	226	VALEC - Engenharia, Construções e Ferrovias S.A.
Total	**28,375**	

Source: ANTT

The main expansion projects announced, which are currently known, of the railway transportation industry are:

- Transported volume expansion by Estrada de Ferro Carajás railway;
- Extension expansion of the Ferrovia Norte-Sul railway;
- The new design of Companhia Ferroviária Nordeste – CFN railway;
- Transported volume expansion by MRS in view of the expansion of CSN's Casa de Pedra mine;
- Transported volume and extension expansion of the Ferrovia Ferronorte railway;
- Revitalization of the Ferrovia Novoeste railway; and

09.02 – CHARACTERISTIC OF THE PERFORMANCE INDUSTRY

- Construction of the Metropolitan Railways (São Paulo, Belo Horizonte, Rio de Janeiro and Curitiba).

The Railway Equipment Market

The railway equipment market in Brazil is composed of manufacturers and suppliers of railcars, locomotives, trolleys for railcars, wheels, brakes, bearings, signaling and communication systems, track maintenance systems, among others.

This market has presented a strong growth over the last years, mainly the expansion of demand for freight cars. Such growth may, nevertheless, not repeat in the coming years. For further information, see Section "Risk Factors - Risks Related to the Auto parts and Railway Equipment Sector - The sectors in which we operate are cyclical and depend on the conditions of the Brazilian and the world economy". The table below summarizes the demand trend in the railway equipment market in Brazil, in the periods stated:

	Sales in the Brazilian market year ended December 31,			
Segment	2005	2004	2003	2002
Freight cars (units)	7,270	5,642	2,399	294
Railway castings (tonnes)	5,100	3,386	2,288	2,230
Railway wheels (units)	48,231	41,595	49,550	50,044

Source: Amsted-Maxion estimates (railway castings and wheels do not include volumes used in the production of freight cars).

01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

09.03 – SEASONALITY PERIODS IN THE BUSINESSES

FOR ALL PRODUCTS

Higher concentration of sales between March and November of each year.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

10.01 – PRODUCTS AND SERVICES OFFERED

1- ITEM	2 – MAIN PRODUCTS AND/OR SERVICES	3 - % NET REVENUES
01	STRUCTURAL COMPONENTS - WHEELS AND CHASSIS	54.00
02	AUTOMOTIVE COMPONENTS - WINDOW RAISER MECHANISMS, DOOR HANDLES	6.00
03	CASTING AND RAILWAY EQUIPMENT	40.00

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

10.02 – RAW MATERIALS AND SUPPLIERS

1- ITEM	2 – RAW MATERIAL	3 – IMPORT	4 – IMPORT AMOUNT (Thousand Reais)	5 – AVAILABLE IN THE LOCAL MARKET	6 – AVAILABLE IN THE FOREIGN MARKET
7 - NAME OF SUPPLIER		8 – TYPE OF SUPPLIER			9 - % SUPPLY OVER TOTAL OF COMPANY PURCHASES
01	Flat steel	NO	0	YES	YES
CST/CSN/Usiminas/other		NOT CONNECTED			48.30
02	Axles, bearings and brake	YES	2,173,515,793	YES	YES
Brenco/Trissource/Knoor and Fag		NOT CONNECTED			8.90
03	Components for Chassis	NO	0	YES	YES
Volkswagen do Brasil/Prolind/Sifxo		NOT CONNECTED			5.10
04	Steel scrap	NO	0	YES	YES
Maxion Sistemas Automotivos / Others		INDIRECT HOLDING COMPANY			3.90
05	Castings	NO	0	YES	YES
Cruzaço / Granaço		SUBSIDIARY			3.70

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

10.03 – MAIN CLIENTS BY PRODUCTS AND/OR SERVICES

1- ITEM	2- ITEM	3 - NAME OF PRODUCT/ NAME OF CLIENT	4 - % CLIENT SHARE IN NET REVENUES
001		CHASSIS	
001	001	DAIMLER	8.67
001	002	VOLKSWAGEM	8.64
001	003	GENERAL MOTORS	3.63
001	004	FORD	2.77
001	005	OTHERS	7.25
002		WHEELS	
002	001	EXPORT	5.71
002	002	TRACTORS	4.71
002	003	VOLKSWAGEM	3.24
002	004	REPLACEMENT	2.34
002	005	SCANIA	2.06
002	006	OTHERS	5.05
003		AUTOMOTIVE COMPONENTS	
003	001	FIAT	1.55
003	002	GENERAL MOTORS	1.54
003	003	VOLKSWAGEM	1.35
003	004	OTHERS	1.74
004		RAILWAY EQUIPMENT	
004	001	CIA VALE DO RIO DOCE / FCA	21.74
004	002	EXPORT	8.21
004	003	MRS	3.97
004	004	ALL	3.23
004	005	OTHERS	2.59

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

10.04 – BACKLOGS OVER THE PAST THREE YEARS

1- ITEM	2 – DESCRIPTION OF ORDERS	3 – ORDERS AMOUNT IN THE LAST YEAR (Thousand Reais)	4 – ORDERS AMOUNT IN THE NEXT TO LAST YEAR (Thousand Reais)	5 – ORDERS AMOUNT IN THE LAST BUT TWO YEAR (Thousand Reais)
01	RAILWAY CARS	300,000	535,500	207,500
99	TOTAL	300,000	535,500	207,500

11.01 – PRODUCTION PROCESS

RAW MATERIALS AND INPUTS

In 2005, our main raw materials ands input in order of importance were: flat steel, axes, bearings and brakes, chassis components, steel scrap and railway castings. Considering the fact that a significant number of our clients, specially those from the Wheels and Chassis and Automotive Components Divisions, work in a just in time system, we have adopted a safety level maintenance policy for our steel stocks aiming to reduce the risks related to the lack of supply, besides the management of the guarantee of quotas with the main suppliers.

Among the raw materials, flat steel corresponds to the largest part of our consolidated purchases total value. Due to the relevance of steel to our costs and our productive process, the steel purchases management presents a distinction in relation to the other raw materials in three aspects:

- *Programming.* In view of the complexity of the steel production process and the existence of an interval between the order arrival and its delivery, we control our orders through the utilization of an advanced system that monitors our orders in real time, allowing us to do the follow-up of eventual problems related to the compliance with the delivery terms by our suppliers.

- *Purchase Definition with Anticipation:* Currently, we work with steel stocks large enough for nearly three weeks of production. Besides, we adopt an order programming system that takes into consideration the supplier performance history, the item complexity and the product supply/demand relation.

- *Prices.* About 65% of the kinds of steel used by us are products manufactured by all the country's steelmakers. In normal conditions, we adopt the practice of maintaining 2 suppliers for each kind of steel, performing the purchases by means of the negotiation of "packages", in order to obtain competitive prices and conditions. Currently, our steel suppliers are CSN, CST and Usiminas.

Besides flat steel, we use steel scrap as raw material for the casting process. This steel scrap is acquired from our registered suppliers, who give us delivery and quality guarantees.

Another important input is the casting sand that, due to its special characteristics, gives us the possibility of producing parts with the most diverse forms and molds, saving time and material.

We also point out the electric power as a relevant input for our casting process, due to the predominant usage of electrical ovens. Nowadays part of our consumption already occurs through the electric power free market. In the forthcoming years, we intend to have most part of our energy consumption in the free market, according to the terms and determinations foreseen by law, in order to obtain more flexibility and competitiveness in the electric power acquisition. Regarding an electric power supply eventual cut or rationing, the company has been developing alternatives for some of the industrial processes, mainly through the gas utilization. However, the company does not have at the moment electric power alternatives for the casting process.

11.01 – PRODUCTION PROCESS

Regarding the other raw materials of frequent use, we have the policy of establishing partnerships with suppliers through supply agreements with negotiated periods of time (semester, year, etc.) with the purpose of obtaining competitive costs, stock reduction, relevance in the supplier's business and fast and flexible processes.

PRODUCTIVE PROCESS

For the development and performance analysis of our products, we use our engineering experience, supported by the CAE (Computer Aided Engineering) technology systems and structural analysis advanced softwares. Our products durability is evaluated in own labs with modern equipment or in external labs for specific demands, which allow the products to be tested according to the internationally adopted rules.

We minimize the risks of partial interruption of our activities, caused by any damage to our equipment, through a preventive maintenance program daily used in our productive plants. Trained teams, supported by initiatives focused on establishing and communicating a culture of safety at work, dedicate themselves to the effort of reducing the number of accidents and events that can interfere in the productive process or negatively affect the community.

Chassis

The Wheels and Chassis Division of Maxion Sistemas Automotivos has modern equipment and manufacturing systems - with presses of several sizes, roll forming and laser cut systems, robotized welding cells, specific assembly lines to each client and painting processes with Cathodic Eletrodeposition (E-Coat) and Top-Coat for siderails, chassis and other stamped products.

In general lines, the chassis manufacturing process is composed by the following steps: the steel plates are initially cut and the different parts are stamped and drilled through several processes, with the prevalence of the presses utilization. Once stamped, the siderails and crossmembers are welded and assembled in accordance with the specifications requested by the clients, resulting in the chassis or in various stamped items. In the final step, the stamped items or sets are painted through the E-Coat process, eventually receiving an additional paint through the Top-Coat process.

The development process of a stamped item normally involves the construction of tools and devices, which will assure the constant compliance with the dimensions and characteristics projected in the productive process. These developments normally require a period from six to nine months. Additionally, each new item will require the definition of the physical and chemical characteristics of the material to be stamped, being this development done together with the steelmakers. The development of a complete chassis involves several essential components of a vehicle, being normally developed together with the maker and the other suppliers involved.

11.01 – PRODUCTION PROCESS

Wheels

We produce steel wheels for trucks, buses and agriculture machines, which comply with the main international and national market specifications. In the manufacturing process of our wheels, we use modern shaping techniques, such as the cold stretch, for wheels with inner tube, and the cold rolling and spinning processes, for wheels without inner tube. Regarding the superficial protection process, Maxion wheels have, as anti-corrosive bottom, the E-Coat system with a lead free paint. As finishing, the wheels receive the Top-Coat, followed by their placement in the drying oven, assuring the resistance to corrosion in salt-spray tests.

The wheels manufacturing process is initially divided between the manufacturing of the rims and disks. The rims are born from the cut of the plats in strips, which are shaped in automated lines specific to the wheels' characteristic and purpose. The disks are born from the stamping of plats circles, which are stretched in automated machines. Subsequently, the rims and disks are assembled and welded. After the welding process, the wheels are submitted to the E-Coat painting process and receive the finishing by the Top-Coat process.

The development process of a wheel normally involves the construction of tools and devices, which will assure the constant compliance with the projected characteristics and dimensions in the productive process. These developments normally require from 4 up to 8 weeks. Additionally, each new item will require the definition of the physical and chemical characteristics of the material to be shaped, being this development done together with the steelmakers. After the initial development, the wheels are tested in order to verify their performance and expected useful life. These tests usually take 4 weeks and may be done internally or in specialized labs, depending on the need and characteristic of each client.

Railcars

The railcars production and development process is customized for each of our clients in accordance with the use to which the railcar will be destined and the railways in which it will circulate. With these purposes, besides a capable own team of engineering, we have a software that simulates the Brazilian railways conditions, making possible the realization of tests for the projects, even before the construction of their prototypes.

Once the project is defined, the prototypes production and test start. When the prototypes are approved, they start to be produced in series. The production process in series consists in the railcar components (wheels, connectors, trolleys, tie rod ends, etc.) casting in steel and the subsequently railcar assembling process, through the combination of the aforementioned components with other components acquired externally, specially steel plates and items such as the brake system.

Railway Wheels, Industrial and Railway Castings

Our casting items production, such as the railway wheels and the industrial and railway castings is based on the casting in steel, through electric ovens feed with scrap and iron alloys. The liquid steel generated in the ovens is poured in casts prepared with special sands. After the steel cooling, the casts are undone and the cast part is then submitted to a series of treatments

and finishings, depending on its specificity. The railway wheels production is very automated, due to the similarity of the several types of railway wheels. The industrial and railway castings production, in its turn, involves the production of various items, distinguished in size, shape and characteristics, in smaller volumes, making a more elevated automation not viable.

The development process of cast items requires a series of developments and tests to guarantee that the item physical specifications meet the requirements for its good performance in service. With this purpose, we use softwares and internal labs, as well as external labs and the development center of Amsted Industries in the USA, which has the most modern and efficient equipment in this area.

Automotive components

The Automotive Components Division of Maxion Sistemas Automotivos has presses of various sizes, welding lines, plastic and zamak parts injection and specific assembly lines for each product and client.

In general lines, the manufacturing process of the main items (brake levers, pedal sets, doorlocks and latches) involves the stamping process of small parts, the plastic or zamak injection of components and the welding, assembling and packing of the final set. The parts treatment and painting process is performed outside, in specialized suppliers. The products of this Division are addressed to the sector of passengers vehicles, what results in large volumes for each item, distributed to the makers through a just in time system, being the control of the daily production essential, in order to assure the clients production rhythm.

The development process of an item in this Division involves the construction of tools and devices that will ensure the constant compliance with the dimensions and characteristics projected in the productive process and the high volumes of each program. These developments normally require a period from six to nine months. They also involve the item adequacy to the vehicle, work headed by the maker or by other supplier responsible for the system, who can follow important phases related to the development of the vehicle, during periods of up to 2 years.

<u>QUALITY CONTROL</u>

All our divisions adopt rigid quality control policies. Our productive processes have received the following certifications:

- Maxion Sistemas Automotivos Wheels and Chassis Division – ISO / TS 16949 Second Edition, valid until August 2008, ISO 14001, Second Edition, valid until June 2008 and OHSAS 18001, certified by Bureau Veritas Quality International (BVQI);

- Maxion Sistemas Automotivos Automotive Components Division - ISO / TS 16949 Second Edition, valid until April 2008, certified by Bureau Veritas Quality International (BVQI);

11.01 – PRODUCTION PROCESS

- Amsted-Maxion - ISO 9001, valid until December 2006, certified by Lloyd's Register and AAR (American Association of Railways) M1003, valid until September 2008, certified by IQC Inc.

Besides the aforementioned certifications, our divisions frequently receive awards and quality and performance certifications from its clients, highlighting recent awards from Ford Caminhões, Volkswagen Caminhões and DaimlerChrysler.

Due to the competitiveness and the market demand for high technological quality products, the quality certification, granted by independent organizations with credibility in the market, is an important evaluation instrument, which evidences that our products and services meet the technical requirements specified in international and national rules and regulations, favoring our sales in the foreign and domestic markets.

11.02 – TRADING, DISTRIBUTION PROCESSES, MARKETS AND EXPORT

COMMERCIALIZATION

WHEELS
Original equipment - Direct negotiations with truck and bus makers and railway equipment manufacturers.
Replacement - through commissioned freelance representatives, covering the entire national territory.

CHASSIS, SIDERAILS AND CROSSMEMBERS
Negotiation through the company own sales team and commercial representatives nominated by the company.

RAILCARS
Direct negotiation with clients, with no intermediates.

CAST STEEL PARTS
In the São Paulo region, sales are performed directly to the company. Regarding the other regions, sales are performed by commissioned freelance representatives, according to the region.

AUTOMOTIVE COMPONENTS
Automotive components are commercialized through specific sales departments to serve automakers and distributors.

DISTRIBUTION

WHEELS, CHASSIS, SIDERAILS AND CROSSMEMBERS
The deliveries are performed by the company directly to the clients, excepting the replacement cases, when the freight from São Paulo to the destination is assumed by the buyer.

RAILCARS, ROAD COMPONENTS AND CAST STEEL PARTS
The deliveries are performed in the plant, except for the foreign market, when the distribution is performed through distributors in several countries.

AUTOMOTIVE COMPONENTS
Direct sales to the automakers.

MARKET

WHEELS
Bus and truck makers, railway equipment manufacturers, wholesalers, auto-parts stores.

CHASSIS, SIDERAILS AND CROSSMEMBERS
Utility vehicles, trucks and buses maker.

11.02 – TRADING, DISTRIBUTION PROCESSES, MARKETS AND EXPORT

CAST STEEL PARTS
Manufacturers and users of railcars, trucks, tractors, bulldozers and equipments.
Railway transportation company, state-owned companies and company with own fleet, private state-owned companies.

AUTOMOTIVE COMPONENTS
Makers of passengers' vehicles and other vehicles in general.

EXPORT

In 2005, the company exported the amount of US$ 96 million.

% of revenues	2000	= 23.0%
	2001	= 14.6%
	2002	= 18.1%
	2003	= 14.9%
	2004	= 13.1%
	2005	= 15.5%

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

STRENGTHS

We believe our main strengths are:

- *Leadership in the Domestic Market.* In the Brazilian auto parts segment, we are leaders in the manufacturing of wheels for trucks, buses and agricultural machines, and in the manufacturing of chassis and stamped structural components for trucks, buses and pick-up trucks, with a nearly 60% and 71% market share, respectively, in 2005, in number of units produced. In the Brazilian railway segment, we hold the leadership in the manufacturing of freight cars and railway castings, with a nearly 84% and 80% share, respectively, in both markets, in 2005, in number of units produced. We believe our relevant market shares grant us significant economies of scale and are important entry barriers for new competitors in the domestic market.

- *Operation in Market Segments with Growth Potential.* We are leaders in market segments which, since 2002, have shown a growth significantly higher than the Brazilian GDP. We believe these segments will continue to grow, in view of the expansion and improvement projects of the railway and highway network, the need of renewal of the domestic fleets and the increase expectation of the volume of transported freight.

- *Strategic Association in the Railway Segment.* We operate in the railway segment by means of Amsted-Maxion, a joint venture created in February 2000 with Amsted Industries, a North American company considered the largest manufacturer of railway castings of North America, holder of a substantial share of the North American market and a leader in the development of new technologies and products for the worldwide railway industry. The alliance with Amsted Industries gives us access to the most advanced technologies and the largest worldwide markets of railway castings. In addition, Amsted Industries is an important client of Amsted-Maxion and accounted for 24% of our exports in 2005.

- *Growth with Financial Discipline.* We thoroughly analyzed investment projects with the purpose of ensuring adequate financial returns. Over the past three years, the growth of our net operating revenue and our EBITDA was supported by the constant modernization and expansion of our plants, as well as by other investments, maintaining at the same time low indebtedness levels. From 2002 to 2005, our net operating revenue and our EBITDA grew at a compound average rate of 53.7% and 43.8% per year, respectively, while the ratio between our net banking debt and the EBITDA dropped from 1.5 times in 2002 to 0.6 time in 2005.

- *Competitive Production Cost.* Our modern and updated plants allow us to serve the Brazilian market and export with efficiency and competitiveness. The integration of the areas of casting and assembly of railcars in the railway segment, as well as the specialization resulting from the increased use of steel in the production of wheels and chassis, provide us with competitive production costs in the domestic and foreign markets. Additionally, we use modern production techniques and equipment that give us flexibility to offer our clients different production processes that meet their specific demands with agility, promptness and competitive costs.

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

- *Quality of Our Products and Processes.* The quality of our products and processes is certified in Brazil and overseas by acknowledged government bodies and independent laboratories. We are acknowledged by the main automakers and railway operators as certified suppliers, which allow us to serve our domestic and foreign clients, providing a continuous increase in our sales in the domestic and foreign markets.

- *Experienced and Qualified Management.* Our team of managers has a wide experience in our Company's operation segments, which has contributed to the consistent growth of our net operating revenue and our EBITDA since 2002. Our successful expansion is the direct result of strategies executed by our experienced team of managers.

MAIN STRATEGIES

Our main strategies are:

- *Expansion of the Production Capacity.* We intend to expand our plants and increase our production capacity in Brazil so that we are able to meet the growth of demand in the domestic and international markets. Brazil is a needy country regarding transport infrastructure. We believe that the existing and future projects of expansion and improvement in the railway and highway network, as well as the need for renewing the respective national fleets, will cause the wheel and chassis, freight car and railway castings markets to consistently grow in the country.

- *Increased Share in the International Markets.* Our exports have shown a significant growth over the past three years. In 2005, our exports amounted to US$96 million (accounting for nearly 15% of our net operating revenue), a 103% growth when compared to the same period in 2004, when our exports amounted to US$47.3 million. We intend to increase our share in the international markets by means of the following actions:

  - consolidation of our presence in the segment of wheel replacement for commercial vehicles, especially in the most relevant markets, such as North America, South America and Europe;

  - increase in our railway freight car exports to countries which do not have local production, especially in South America and Africa;

  - taking advantage of opportunities of railway casting exports offered by our partnership with Amsted Industries as a consequence of its Global Sourcing program;

  - increase in our share in the North-American market of large steel castings for industrial facilities and machinery, by means of direct exports to large equipment manufacturers; and

  - possible long-term establishment of partnerships with a view to manufacturing our products in Asia.

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

- *New Businesses and Products.* We intend to offer our clients an increasing number of products and services presenting synergies with our present activities, as well as to increment our service rendering to railway transport service concessionaires, offering maintenance services to railcars and railway equipment, also offering replacement items. We continuously consider opportunities of expanding our product lines by means of entering into new market niches, which are in synergy with the manufacturing of our present products or with our clients, including possible acquisitions of assets and companies in the industries in which we already operate. Although we do not have concrete plans for acquiring companies, we continuously study existing opportunities, and we may accomplish material acquisitions. We believe that, by increasing our line of products and services, we will be able to better serve our clients and consequently increase our revenues and results.

WHEELS AND CHASSIS DIVISION

The Wheels and Chassis Division is our largest business unit, accounting for 54% of our net operating revenue in 2005. Its production is located in the city of Cruzeiro, in the State of São Paulo, a location we consider to be strategic due to its proximity to suppliers and clients, also favored by its proximity to the seaports of Santos, Vitória, Sepetiba and Rio de Janeiro. This division counts on approximately 3.2 thousand employees.

Main Products

Our Wheels and Chassis Division manufactures wheels for trucks, buses and agricultural machines, as well as chassis and stamped structural components for trucks, buses and pick-up trucks. Our main products are:

- Chassis for trucks, buses and pick-up trucks.
- Siderails, crossmembers and stamped structural components which may range from 0.8 to 12 mm density and up to 12 m length, which are chassis integrating part.
- Light stamped components, with 0.1 mm to 9.5 mm density, manufactured with cold laminated steel, galvanized plates and deep drawing, which consist of small and medium structural items for commercial vehicles.
- Steel wheels for trucks, buses, agricultural machines and off-road vehicles, for tube and tubeless tires.

The main products of the Wheels and Chassis Division, in 2005, were chassis and other stamped components, followed by wheels, with a 57% and 43% share, respectively, over the division's total net operating revenue.

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

Clients

We believe in 2005 we held nearly 60% of the domestic market of wheels for trucks, buses and agricultural machines, and 71% of the domestic market of chassis and stamped structural components for trucks, buses and pick-up trucks, in number of units produced.

Our market share in the wheels and chassis segment concentrates on a reduced number of clients, a feature inherent to the auto parts industry. Thus, our marketing strategy enables the focus, the positioning in relation to competitors and the close relationship with each client.

We offer our products to Brazil's main makers of commercial vehicles, agricultural machines and railway implements, besides serving the replacement market in general. Additionally, we export part (13% in 2005) of our production for more than 40 countries.

The following table presents the distribution of our net operating revenue in the chassis segment among main clients in 2005:

Clients - Chassis	
Client	**Share**
DaimlerChrysler	28%
Volkswagen	28%
General Motors	12%
Ford	9%
Scania	5%
Exports	5%
Dana	3%
Other	10%
Total	**100%**

The following table shows the distribution of our net operating revenue in the wheel segment among the main clients in 2005:

Clients – Wheels	
Client	**Share**
Exports	25%
Tractors	20%
Volkswagen	14%
Replacement	10%
Scania	9%
Volvo	7%
DaimlerChrysler	4%
Other	11%
Total	**100%**

Exports

Our chassis and stamped structured component exports are highly focused on two main clients in the North-American market, Workhorse Custom Chassis LLC, a special bus and truck maker, and Magna International Inc, manufacturer of chassis and other automotive systems.

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

Due to the features and differences of the stamped structural components, exports in such segment involve a project development since its start, which generally leads the client not to choose a supplier physically distant from the area of assembly or component use, reducing exports opportunities.

The wheel exports are more accessible due to the standardization of most wheels used worldwide and the existence of a significant replacement market. We export our wheels to more than 40 countries, although there is a high concentration in the United States, South America and Canada, because of the relevance of such markets, and in Argentina, because of its proximity to Brazil and the inexistence of significant manufacturers in such market.

Wheels and Chassis Exports in Countries and Continents in 2005	
USA	26%
South America	26%
Canada	18%
Europe	14%
Africa	10%
Mexico	6%
Asia / Oceania	1%
Total	**100%**

Competition

The markets in which we operate are highly competitive. Our main competitors are international groups having global presence, high technological capacity and brands recognized in Brazil and abroad.

In the segment of chassis and stamped structural components, our main competitor in the domestic market is Dana Industrias Ltda., which integrates the Dana Corporation group, one of the main manufacturers of auto parts for commercial vehicles and automobiles in the United States. In 2005, Dana Industrias Ltda. was also our 8th largest client in the chassis segment. In the North American market, our main competitors are Dana Corporation, Tower Automotive (one of the main manufacturers of chassis and stamped structured components in the North American market), Magna International (one of the main manufacturers of auto parts for commercial vehicles and automobiles in the United States, Mexico and Canada, to which we export siderails) and Metalsa S. de R.L. (an important Mexican manufacturer of chassis and stamped structural components). In the European market, our main competitor is ThyssenKrupp, a large German conglomerate involved with the industries of steelmaking and auto parts for automobiles and commercial vehicles, among other activities. The following table shows the composition of the Brazilian chassis market in 2005, according to our estimates:

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

Chassis - Brazilian Market Composition	
Participant	**Share**
Iochpe-Maxion	71%
Dana	26%
Automakers	3%

In the wheel segment, our main competitor in the domestic market is Borlem (subsidiary of Hayez Lemmerz group). Our competition in the international market can be divided into the railway wheel and agricultural wheel sub-segment. In the international railway wheel market, our main competitors are Accuride Corporation and Hayes Lemmerz International, Inc., two North American manufacturers of wheels for commercial vehicles whose operations are focused on the United Sates and NAFTA, and Gianetti Ruote, an important Italian manufacturer of wheels for commercial vehicles and automobiles, whose operation is focused on the European market. In the international agricultural wheel market, our main competitors are GKN PLC (an English conglomerate and the main worldwide agricultural wheel manufacturer), Titan Corporation (an important North American wheel and agricultural tire manufacturer) and India Wheels, the largest Indian manufacturer of wheels for automobiles, commercial vehicles and agricultural machines.

The following table shows our estimates for the Brazilian wheel market composition in 2005:

Wheels - Brazilian Market Composition	
Participant	**Share**
Iochpe-Maxion	60%
Borlem	34%
Other	6%

The competition in the wheel segment is very high in the foreign market regarding the service offered to automakers. In order to serve the automakers, in general, it is necessary to invest in production capacity significantly, which equates possible interested competitors, reducing our competitiveness. There are exceptions to such scenario in countries with lower production volumes and inexistence of expressive wheel manufacturers, such as in Argentina, where, due to its geographical proximity, among other factors, we could serve the automakers competitively. On the other hand, we believe there are good opportunities in the international wheel replacement market, since the main wheel manufacturers are focused on the service to the automakers.

Commercialization and Distribution

Our sales are performed by means of our own sales team, responsible for managing our clients' orders. In general lines, the orders are previously scheduled by our clients, within eight weeks before the delivery date.

The distribution of our products to the automakers in the domestic market occurs by means of just-in-time delivery in the places they indicate, performed by outsourced transporters. In the

replacement market, we deliver our products at addresses in the City of São Paulo, determined by our clients, and the freight hiring based on such addresses is on the client's account.

The chassis components produced for Volkswagen do Brasil's plant of trucks and buses, in Resende, are partially produced at out our plant located in the City of Cruzeiro, directed to Volkswagen's plant, where they are concluded and assembled by our employees allocated at the automaker's plant.

The distribution of products in the foreign market varies according to the case. For clients located in the USA that show high volume and recurrent purchases, we keep our inventories near their plants or distribution centers, measured according to the schedule presented by these clients. Such inventories are managed by our subsidiary Maxion Structural Components, which is exclusively responsible for storing the products, and the product is taken out on our clients' account, in a predetermined maximum period, in order to avoid obsolescence risks to our inventories and storage expenditures.

Concerning exports to clients that purchase lower volumes or purchase occasionally, the product delivery is defined case by case.

RAILWAY EQUIPMENT (AMSTED-MAXION)

Our share in the railway equipment occurs through Amsted-Maxion, a joint venture constituted in February 2000 with Amsted Industries, a North American leading company in the production of railway castings in North America, reference in technology in the industry. Amsted-Maxion's industrial facilities are located in the Cities of Cruzeiro, Osasco and Hortolândia, in the State of São Paulo, totaling approximately 4.7 thousand employees.

On December 31, 2005, Amsted-Maxion had an order book of 3,081 sold railway freight cars to be delivered in 2006, accounting for orders in the amount of nearly R$600 million. Revenues resulting from such operations will be recognized only when the railway cars are delivered.

Main Products

Amsted-Maxion focuses on the manufacturing of railway freight cars, cast railway wheels, and railway and industrial castings. Its main products are:

- customized freight cars for the client's needs, in the mining and agricultural areas, among others;
- railway castings, such as trolleys, pintles and their components for railcars, for all the gauges used in the worldwide market;
- cast railway wheels for freight cars and locomotives; and
- large steel castings for industrial machines and facilities.

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

The following table shows the representativeness of Amsted-Maxion's main products regarding its net operating revenue, in 2005:

Product	Share
Freight cars	77%
Railway and Industrial castings	21%
Railway wheels	2%

Clients

We believe we hold nearly 84% of the Brazilian freight car market, 80% of the domestic railway casting market and 42% of the domestic market of industrial castings, in number of units produced. Our share in such markets focuses on a reduced number of clients.

The following table shows the distribution of Amsted-Maxion's net operating revenues among the main clients in 2005:

Amsted-Maxion Client Portfolio Composition	
Client	**Share in 2005**
CVRD / FCA	55%
Exports	21%
ALL	10%
MRS	8%
Caterpillar	3%
Brasil Ferrovias	1%
Other	2%
Total	**100%**

Although our clients are recurring over time, their respective representations in our portfolio may considerably oscillate from one year to another. Such oscillation results from the fact that the railcar fleet renewals by our clients are performed, in general, by means of programs that determine the acquisition of a considerable number of railcars during a predetermined period, and the non-scheduled purchase of small volumes is not frequent. Such oscillation refers essentially to railcar sales, which is not observed regarding the segment of railway or industrial castings.

By means of its Global Sourcing Program, which encourages the purchase by the North American headquarters of railway castings of its affiliates in Brazil and China whenever they have competitive prices, Amsted Industries provides Amsted-Maxion with access to the international markets in which it operates.

Exports

Amsted-Maxion holds continuous exports of railway and industrial castings, especially to the United States of America, and Amsted Industries is the main client in the railway industry and Caterpillar Inc. in the manufacturing industry. In the railcar segment, exports are usually to countries which do not have expressive local manufacturers, especially in Latin American and

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

African countries. Exports accounted for 21% of Amsted-Maxion's net operating revenue in 2005.

The following table shows the main destinations of Amsted-Maxion's exports in 2005:

Country	% Exports
USA	63%
South America	22%
Africa	13%
Asia / Oceania	2%
Europe	1%
Total	**100%**

Competition

Our main competitors in the domestic railway freight car market are Randon S.A. Implementos e Sistemas Automotivos – the main Brazilian manufacturer of railway implements and an important auto parts manufacturer – and Usimimas Mecânica S.A. (Usimec), which integrates the Usiminas group and is an important manufacturer of metal structures. The sporadic share in the domestic market of Zhou Zhou ABC Rail Products Co., Ltd. can be observed. The company is one of China's important railcar manufacturers. In addition to the competitors mentioned above, it is also possible to mention Santa Fé Vagões, a recent joint venture of América Latina Logística - ALL with Besco, an Indian manufacturer of railway castings.

Our high market share in the railcar segment, added to the high increase in demand over the past three years, encouraged our clients to seek alternatives for the railcar manufacturing. Despite such initiative, we believe we will continue to keep a high market share due to our worldwide class technology, high production capacity and competitiveness.

The following table shows the composition of the Brazilian railcar market in 2005, according to our estimates:

Railcars Brazilian Market Composition	
Amsted-Maxion	84%
Randon	11%
Usimec	5%

In the international railway car market, our main competitor is Zhou Zhou ABC Rail Products Co., Ltd.

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

In the Brazilian market of railway castings, Cruzaço Fundição e Mecânica Ltda. is a relevant competitor, a national company focused on steel casting. The following table shows the composition of the Brazilian market of railway castings in 2005, according to our estimates:

Railway Castings Brazilian Market Composition	
Amsted-Maxion	80%
Cruzaço	20%

The Brazilian railway wheel market is subdivided into wheels for new railcars (a segment we estimate to have nearly 80% market share) and wheels for replacement (a segment we estimate to have nearly 16% market share). Our competitor in the domestic market is MWL Brasil Rodas & Eixos S.A., a national manufacturer of forged railway wheels. The following tables show our estimated composition of the Brazilian railway wheel market in its two sub-segments in 2005:

Railway Wheels for New Railcars Brazilian Market Composition	
Amsted-Maxion	46%
MWL	54%

Railway Wheels for Replacement Brazilian Market Composition	
Amsted-Maxion	16%
MWL	84%

In the segment of industrial castings, our main competitor in the Brazilian market is Electro Aço Altona S.A., a national manufacturer of steel castings. The international market of industrial castings is very spread, and there are no individual manufacturers of worldwide relevance. The following table shows our estimates regarding the composition of the Brazilian market of industrial castings during the first nine months of 2005:

Railway Castings Brazilian Market Composition	
Amsted-Maxion	42%
Altona	58%

Commercialization and Distribution

Our sales are performed by means of our own sales team, responsible for managing our clients' orders. The orders are scheduled by our clients, and their antecedence varies according to the product. In case of railcars, the orders are usually made as schedules foreseeing the manufacturing of a large number of railcars to be delivered during periods agreed with clients, which may be over one year.

The railcars sold to the domestic market are in general taken by clients at our plants, mostly by means of railways; however, there are clients that take them and transport them by highways,

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

being fully responsible for the transportation. The railcars destined to the foreign market are delivered in the destination country, in the places indicated by the clients, in view of the complexity involved in its transportation, which demands processes of partial disassembly and reassembly in the destination country.

The distribution of other Amsted-Maxion's products, either in the domestic or in the foreign market, varies according to the case and the client's needs. In the domestic market, deliveries are generally performed at our own plants or at the addresses indicated by our clients. In the foreign market, sales to Amsted Industries are performed according to the FOB policy. Sales to Caterpillar, in turn, are performed by means of our inventories maintained next to its plants, measured according to the schedule the company presents.

In case of exports to clients that purchase lower volumes or purchase occasionally, the product delivery is defined case by case.

AUTOMOTIVE COMPONENTS DIVISION

Our share in the segment of auto parts for passenger cars occurs by means of the Automotive Components Division, which is in located in the City of Contagem, State of Minas Gerais, totaling nearly 800 employees. Since 2002, we have been decreasing our share in the segment, either for the business total or partial disposal, or for the lower growth of this industry when compared to the others. We believe such decrease will continue to occur during the next years. We do not see advantageous opportunities in the industry of auto parts for passenger cars due to the global difficulties the industry has been going through, which should continue during the next years.

Main Products

Our Automotive Components Division manufactures locks, door handles, keys and cylinder sets, latches, pedal sets, jacks, handbrake levers and water and oil pumps for automobiles, for Brazil's main automakers.

Clients

We believe we hold approximately 43% of the Brazilian handbrake lever market; 27% of the pedal set market; 11% of the mechanic jack market; 6% of the automotive lock market; and 6% of the door handle, key and cylinder set market. Our market share in such markets focuses on a reduced number of clients, a feature inherent to the auto parts industry.

01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

12.01 – MAJOR PATENTS, COMMERCIAL BRANDS AND FRANCHISES

The following chart shows the net operating revenue distribution of the Automotive Components Division among main clients in 2005:

Automotive Components - Client	Share
General Motors	25%
Fiat	25%
Volkswagen	22%
Brose	9%
Ford	9%
Other	10%
Total	**100%**

Competition

The markets in which we operate are highly competitive. Our main competitors are international groups having global presence, technological capacity and brands recognized in Brazil and abroad. The following table shows our main competitors regarding each of the products of our Automotive Components Division:

Products	Competitors
Handbrake levers	Iman; Zanettini Barossi
Pedal Sets	Iman; Zanettini Barossi
Jacks	Bosal; Dura
Locks	Valeo; Intier; Kiekert; Huf; Delphi
Door handles / Keys / Cylinder Sets (MCC)	Valeo; Huf
Water and oil pumps	Dana; Pierburg; SHW

Commercialization and Distribution

Our sales are performed by means of our own sales team, responsible for managing our clients' orders. In general, the orders are previously scheduled by our clients, within an average of 6 weeks before the delivery date.

The distribution of our products to the automakers in the domestic market occurs by means of just-in-time delivery in the places they indicate, performed by outsourced transporters.

BRANDS AND PATENTS

Our main brands are "Maxion", "Amsted Maxion" and "AM", which are registered in the National Institute of Intellectual Property – INPI in 7 different classes of products and services related to our activities.

Currently we have 12 patents granted or to be analyzed by INPI. Our patents are related to the following products:

12.01 – MAJOR PATENTS, COMMERCIAL BRANDS AND FRANCHISES

- wheel for tire with inner tire for transportation vehicles;
- trolleys for railcars;
- railcars and certain components;
- fixture, connection, opening and closing systems used in railcars; and
- structural set of braking device and support set.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

13.01 – RELEVANT PROPERTIES

1 - ITEM	2 – TYPE OF PROPERTY	3 – ADDRESS	4 - CITY	5 – STATE	6 - TOTAL AREA (THOUSAND M²)	7 – BUILT-UP AREA (THOUSAND M²)	8 - AGE (YEARS)	9 – INSURANCE	10 – MORTGAGE	11 – LEASED FROM THIRD PARTIES	12 – DATE OF AGREEMENT	13 – END OF LEASE	14 – REMARK
01	PLANT	Rua Dr. Othon Barcelos, 83	Cruzeiro	SP	378.977	83.429	0	YES	NO	NO			
02	PLANT	Rua Haeckel Ben Hur Salvador, nº 100	Contagem	MG	75.000	16.920	0	YES	NO	NO			
03	PLANT	Rua Dr. Othon Barcelos, 77	Cruzeiro	SP	163.734	47.258	0	YES	NO	NO			
04	PLANT	Rua Marechal Rondon, 1380	Osasco	SP	57.150	45.720	0	YES	NO	YES	08/21/2003	08/21/2008	
05	PLANT	Av. São João S/nº	Hortolândia	SP	951.472	103.527	0	YES	NO	NO			

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

RISK FACTORS

The investment in our shares involves risks. The investor must carefully consider the risks described below before he/she decides to invest in our shares. Our business, financial situation and operating results may be affected in a significant and adverse way by any of these risks. Our shares negotiation price may fall as a consequence of any of these risks, and the investor may lose the entire or a part of his/her investment. Additional risks currently unknown by us may also impair us.

RISKS RELATED TO OUR OPERATIONS

A great part of our revenues results from the sale of products to a small number of clients and the loss or reduction of the purchase orders from any of these clients may affect us adversely.

The wheels, chassis and railway equipment that we produce are usually sold in accordance with purchase orders, periodically presented by a small number of clients, which represent a significant volume of our sales. In 2002, 2003, 2004 and 2005, 28%, 41%, 39% and 45%, respectively, of our net operating revenues were concentrated in 3 main clients - Volkswagen Caminhões, Daimler-Chrysler and Companhia Vale do Rio Doce - CVRD. The loss of one of these clients, the reduction in the volumes acquired by them or the deterioration of the financial condition of any of them may affect us adversely.

Our high market share in the railway castings and railcars segment may encourage our clients to search for new supply alternatives, what can increase the competition in these segments.

According to our estimates, our Company held, in 2005, approximately 80% of the railcars national market, in units produced. Our high market share in the railcars segment, summed to the elevated growth of the demand in the last three years encouraged our clients to search for alternatives to meet their demands of railcars, such as the own manufacturing and the import. Such initiatives had as direct effect the competition increment in the railcars segment. We cannot assure that our clients will no longer take initiatives like these in the future, which may reduce our market share, affecting us adversely.

Fluctuation in the steel price, our most important input, may affect us adversely.

Steel is the most important input used in the great majority of our products. A significant part of our operations depends on our capacity of buying steel at competitive prices. The steel price has suffered relevant increases during the last two years, mainly due to the world demand elevation, greatly stimulated by China. If the steel price suffers a significant increase and we are not able to transfer this difference to the price of our products or to reduce our operating costs to compensate it, our operating margin will be reduced.

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

The interests of our controlling shareholders may differ from the ones of our minority shareholders

We are controlled, directly and indirectly, by members of the Iochpe family, our founders, who hold, together, 72.4% of our voting capital, and by BNDESPAR, which holds 19.4% of our voting capital. After the offering, such shareholders will still hold the control of our Company and its management and will have the possibility of taking possible measures with which the minority shareholders do not agree.

Adverse decisions in legal or administrative proceedings may affect us adversely.

On December 31 2005, our contingencies consequent of legal and administrative proceedings totalized R$80.6 million, to which we have established provisions in the amount of R$60.2 million.

If we are condemned to make payments in an amount superior to our provisions or if we are obliged to make any relevant payments as a consequence of the notice of infraction, we may be adversely affected.

We are subject to operational risks related to our plant located in Cruzeiro, in the State of São Paulo.

Our plant in Cruzeiro concentrates almost all our wheels and chassis production, as well as a substantial part of our railcars and railway castings production, having been responsible for 75.7% and 77.8% of our net operating revenues in 2005 and 2004, respectively. Our insurance policies, including the ones related to our plant in Cruzeiro, do not cover loss of profits. The occurrence of natural disasters, unfavorable climatic conditions, accidents, operational errors, damages to assets and equipment, which interrupt or reduce the production of our plant in Cruzeiro, may result in the loss of revenues and in relevant losses to our operations.

RISKS RELATED TO THE RAILWAY EQUIPMENT AND AUTO PARTS SECTORS

We operate in highly competitive sectors, characterized by the constant pressure on prices

We face a high competition of a concentrated group of international and local competitors in all the sectors in which we operate. Our market share may be reduced if we are not able to remain competitive, mainly regarding prices. This highly competitive environment may limit our growth capacity and pressure the price of our products, reducing our revenues and affecting us adversely.

The railway equipment and auto parts sectors require the intensive use of capital for investments and our growth may demand additional resources, which may not be available or may be available in unsatisfactory conditions.

01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

Our operations require a relevant volume of capital, mainly for the implementation of our investment and maintenance programs. We may need additional resources to assure our growth and the development of our businesses, which may be obtained through the issue of new shares, issue of debt securities or bank loans, in the local and international markets. In case we do not have access to these resources in adequate volumes and costs, we may be affected adversely.

The sectors in which we operate are cyclic and dependent on the world and Brazilian economy conditions.

The railway equipment and auto part sectors have been historically presenting - and it is expected that they remain presenting - retraction and growth cycles. Our industry and the markets we serve are subject to variations caused by factors that are out of our control, including factors related to the world and Brazilian economy conditions, raw material prices, as well as the level of inventories and production schedule of the automotive industry and railway equipment consumers. From 2002 up to 2005, the commercial vehicles production went from 324 thousand to 570 thousand per year, and the demand for freight cars went from 294 units to 6,455 units per year in Brazil. The occurrence of retraction cycles in the future may affect us adversely.

Our business is subject to environmental regulation and the imposition of new regulations may require significant capital expenditures, increasing our need for additional resources.

The company, as well as other companies of the casting industry, is subject to the municipal, state and federal Brazilian environmental legislation, related to human health, the handling and discard of dangerous solid residues and the discharges of pollutants in the atmosphere and water. The casting industry producers are also sometimes subject to unfavorable market perceptions regarding the environmental impact of their business, what may have an adverse effect on the Company.

If the environmental legislation becomes more severe in Brazil, the value of the future investments necessary for the compliance with the mentioned legislation may substantially increase and the schedule of such investments may be changed, probably reducing the availability of our resources to other investments and purposes.

RISKS RELATED TO BRAZIL

The Brazilian government has exercised and still exercises significant influence over the Brazilian economy. This involvement, as well as the Brazilian economic and political conditions, may affect us adversely.

The Brazilian government frequently intervenes in the economy of the country and occasionally produces significant changes in its politics and legislation. The governmental measures to control inflation and other policies and normative acts have involved, among other measures, the increase of the interest rates, changes in tax policies, prices control, currency devaluation, capital controls and import limitations. Our activities, financial and commercial

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

situation and the result of our operations may be damaged by changes in the legislation and governmental policies and other factors, such as:

- Exchange rates;
- Inflation rates;
- Interest rates;
- Exchange controls and restrictions to remittances to other countries, such as the ones imposed in 1989 and in the beginning of 1990;
- Financial market and domestic capital markets liquidity;
- Tax policies;
- Electric power rationing; and
- Other economic, social and political events that eventually take place in Brazil or that affect it.

Future events in the Brazilian governmental policies, including the economic politics, may affect us adversely. Moreover, in the last months, members of the Legislative and Executive Powers, as well as other related people, are being investigated due to unethical or unlawful conduct allegations. It is impossible to foresee the result of the investigations and if such results will generate destabilization in the Brazilian economy. Thus, such uncertainties, unethical or unlawful conduct allegations and other future events in the Brazilian economy may affect us adversely.

The exchange rate instability may negatively affect our financial situation, the result of our operations and the market price of our shares.

The national currency has been periodically devaluated in relation to the North American dollar and other currencies, during the last four decades. In this period, the Brazilian government has implemented several economic plans and has used some exchange policies. In 2002, the real suffered a devaluation of 34.3% in relation to the dollar, in part due to the political uncertainty related to the presidential elections in Brazil and the global economy slower rhythm. Although the real had a valuation of 22.3%, 8.8% and 14.6% in relation to the dollar in 2003, 2004 and 2005, respectively, we cannot be sure that the real will not suffer depreciation or devaluation in relation to the dollar again. On December 31 2005, the exchange rate real/dollar was of R$2.3355 for US$1.00.

Moreover, the depreciation of the real can create an additional inflationary pressure in Brazil, what may affect us negatively. The depreciation may lead to a governmental intervention, also with the implementation of recessive policies. On the other hand, the strengthening of the real

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

in relation to the dollar may lead to the deterioration of the country accounts and balance of payments, as well as to the slow-down of the exports-based economic growth. Besides, the appreciation of the real before the dollar may affect the competitiveness of our products in the international market and increase the competition of imported products in the national market, eventually affecting us adversely.

The inflation and the government efforts to face inflation may significantly contribute to the economic uncertainty in Brazil, eventually impairing our businesses and the market price of our shares.

In the past, Brazil has experienced extremely high inflation rates. Most recently, the annual inflation rate in Brazil was 8.7% in 2003, 12.4 % in 2004 and 0.2% from Janeiro up to September 2005, as per the General Market Price Index (IGP-M). The inflation and certain governmental actions to face inflation, had, in the past, negative effects in the Brazilian economy, contributing to the formation of an economic uncertainty and a high volatility in the securities markets in Brazil.

Some measures taken in the future by the Brazilian government, including the intervention in the exchange market and others to adjust or fix the value of the real, may lead to inflation increases, with consequent negative economic impacts on our businesses, also producing the elevation of our financial costs. The inflation and the market perceptions about the inflation risk may also affect the securities market in Brazil in general, leading to a reduction in the market price of our shares. Moreover, if Brazil experiences a high inflation in the future, maybe we will not be able to readjust our client prices to compensate the inflation effects over our costs structure.

RISKS RELATED TO OUR PREFERRED SHARES

Some events and the risks perception in other countries, mainly in emerging economy countries, may impair the market price of Brazilian securities, including our shares.

The market value of securities issued by Brazilian companies is influenced, in different levels, by the market and economic conditions of other countries, including the ones from Latin America and the emerging economy countries. Although the economic scenario of these countries is significantly different from the Brazilian economic scenario, the reaction of the investors to the events in these other countries may cause an adverse effect over the Brazilian companies' securities market value. Eventual crises in other emerging economy countries may reduce the interest of investors in the securities of Brazilian companies, including securities issued by us. This could damage the negotiation price of our shares, besides making difficult our access to the capital markets and to the financing o four operations in the future, in acceptable or absolute terms.

The Brazilian securities market relative volatility and lack of liquidity may substantially limit the investor's capacity to sell our shares by the price and in the occasion they wish.

The investment in securities negotiated in emerging markets, such as Brazil, frequently involves a larger risk compared to other world markets. Such investments are considered, in a

general way, to have a more speculative nature. The Brazilian securities market is substantially smaller, less net and more concentrated, with the possibility of being more volatile than the main world securities markets. As an example, the ten largest publicly-held companies on BOVESPA represented about 53.0% of the total capitalization of all the publicly-held companies on BOVESPA on December 31, 2005. The ten main shares, in negotiation volume, represented about 53.3%, 49.3% and 50.3% of all the shares negotiated on BOVESPA in 2003, 2004 and 2005, respectively.

We cannot assure that after the offering conclusion, there will be a significant increase of our shares liquidity, what can considerably limit the capacity of our shares' acquirer to sell them by the price and at the occasion wished.

The holders of our shares may not receive dividends or interest on own capital.

Despite of the compulsory dividend requirement (see Section "*Dividends and Dividends Policies*"), we can chose not to pay dividends or interest on own capital to our shareholders in any fiscal year, if our Board of Directors determines that these distributions would not be recommended due to our financial situation in that moment. We can additionally change our dividends policy at any time.

CORPORATE STRUCTURE

We are a holding company that holds interest in companies that operate in the railway equipment and auto parts commercialization and manufacturing. The table below represents the list of the direct and indirect corporate interest held by our company on December 31, 2005:

Company	Direct interest	Indirect interest
Maxion Componentes Estruturais Ltda.	100.0%	-
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.0%	-
Maxion Sistemas Automotivos Ltda.	6.2%	93.7%
Tecob Cobranças, Representações e Comércio Ltda.	100.0%	-
Iochpe Holdings, LLC	100.0%	-
Maxion Structural Components USA, Inc.	-	100.0%
Newbridge Strategic Partners	100.0%	-
Remon Resende Montadora Ltda.	-	33.3%

In the end of June 2004, we started an operational and corporate restructuring process involving our subsidiaries Maxion Componentes Estruturais and Maxion Componentes Automotivos, aimed at simplifying the administrative operations and obtaining synergies. As a result of this restructuring process, since August 2004, Maxion Componentes Automotivos has absorbed the operations of Maxion Componentes Estruturais, starting to operate under the new denomination Maxion Sistemas Automotivos and to conduct its businesses through two divisions, the Wheels and Chassis Division, focused on the wheels, chassis and stamped products for buses, trucks, utility vehicles and agricultural machines market and the Automotive Components Division, operating in the automotive components market.

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

The organization chart below presents our corporate structure after the reorganization:


Iochpe – Maxion S.A
100.0%
50.0%
100.0%
100.0%
100.0%
Maxion Componentes Estruturais
Amsted - Maxion Fun. e Equip. Ferroviários S.A.
Tecob Cobranças, Representações e Comércio Ltda
Iochpe Holdings, LLC
Newbridge Strategic Partners
93.7%
100.0%
6.2%
Maxion Sistemas Automotivos
33.3%
Remon Resende Montadora Ltda.
Maxion Structural Componentes USA, Inc.
(Operational Activities)
Wheels and Chassis Division
Automotive Components Division

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

Below you will find a brief description of our subsidiaries, excluding Maxion Sistemas Automotivos and Amsted-Maxion:

- *Tecob Cobranças, Representações e Comércio Ltda.* Company whose purpose is the management of assets, liabilities, contingencies and responsibilities of companies and business unities sold or discontinued, which, for contractual reasons, have been maintained by our Company.

- *Maxion Componentes Estruturais Ltda.* Company formerly operational that currently performs only the function of holder of a part of the interest we hold in Maxion Sistemas Automotivos. Maxion Componentes Estruturais is the holder of the tax credits consequent of accumulated tax losses in the amount of R$27,073 thousand income tax and R$28,378 thousand social contribution, which have not been activated (for more details, see Section *"Management's Analysis and Discussion about the Operating Results and the Financial Situation - Main Accounting Practices and Estimates"*).

- *Remon Resende Montadora Ltda.* Company focused on services of assembly and balancing of the tires, wheels and rims set, headquartered in the city of Resende, Rio de Janeiro. We are partners of this company through Maxion Sistemas Automotivos, holding 33.33% of its capital stock.

- *Maxion Structural Components.* Company headquartered in Miami, EUA, whose purpose is the management of the storage and delivery of the Chassis and Wheels Division products, which we supply to our main recurring clients in the USA.

- *Iochpe Holdings LLC.* Non-operational company headquartered in Delaware, USA, which holds our interest in Maxion Structural Components.

- *Newbridge Strategic Partners.* Non-operational company headquartered in Cayman, British Virgin Islands, inactive since 2003.

MAIN FIXED ASSETS

Our main fixed assets consist of assets that make part of the lines of production which integrate our industrial park, distributed in the following categories:

- Wheels and Chassis Division: presses, roll forming system, laser-cut system and stamped painting systems; and shaping equipments of the rims and discs which form the wheels and painting systems.

- Amsted-Maxion: electric ovens, railway wheels casting line, casting equipment of industrial and railway castings and docks for the assembly of railcars.

- Automotive Components Division: presses, zamak plastic injection equipment

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

and assembly lines devices.

On December 31, 2005, the total net book value of our fixed assets was about R$229.1 million. The table below indicates the participation of each of the categories above in relation to the Company's fixed assets total net book value:

	Consolidated fixed assets on December 31, 2005 Depreciation average rate (% p.a.)	In thousands of R$ Cost	Net
Lands	-	9,191	9,191
Buildings and improvements	4	88,961	50,706
Machines and equipment	10	248,913	92,358
Casts	10 to 33	19,879	4,193
Furniture and fixtures	10	6,064	2,411
IT equipment	20	6,845	2,207
Other fixed assets	10 and 20	10,575	9,109
Vehicles	20	1,141	369
Tools	20	27,247	8,987
Works in progress	-	24,526	24,526
Machines replacement parts	-	18,828	18,828
Advances to suppliers	-	6,238	6,238
	Total	**468,408**	**229,123**

[1]Average rate of 23.2%

On December 31, 2005, 6.3% of our net fixed assets were pledged in favor of 7 banks, backing 30 financing agreements and loans in the total amount of R$14,529 thousand, entered into between November 11, 2001 and June 13, 2005, with expiration date between January 15, 2006 and April 5, 2011.

HUMAN RESOURCES

On December 31, 2005, we had 8,869 employees. The table below presents the number of employees, classified per business unit, in the indicated dates:

	Number of employees			
Business Unit	**December 31, 2005**	**December 31, 2004**	**December 31, 2003**	**December 31, 2002**
Wheels and Chassis Division	3,350	3,074	2,385	1,933
Amsted-Maxion[1]	4,712	3,645	2,216	1,252
Automotive Components Division	792	1,170	932	800
Maxion Structural Components	-	2	2	2
Tecob	3	3	3	3
Corporate Direction	12	11	11	11
Total	**8.869**	**7.905**	**5.549**	**4.001**

Source: Iochpe.

[1] The indicate values consider a 100% of Amsted-Maxion's employees, although we hold only 50% of the company's total and voting capital.

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

Geographically, our employees are distributed mainly in the State of São Paulo, with 89.03% of the effective employees, followed by the State of Minas Gerais, with 8.93%, Rio de Janeiro, with 2.00%, and Rio Grande do Sul, with 0.03%.
There has been no strike occurrence in our companies during the last five years. We have a good relationship with the Labor Unions of the Metallurgic, Mechanical and Electric Material Industries of São Paulo-SP, Osasco-SP, Hortolândia-SP, Cruzeiro-SP, Contagem-MG and Volta Redonda-RJ, to which our employees are affiliated, being the same related to the metallurgic, mechanical and electric material segments in each region. We have collective bargaining agreements with each union, annually renegotiated.

In 2003, we had 93 accidents with work absence period, cases in which the employees remains absent for a period superior to one day. In 2004, we calculated a total of 140 accidents with absence period and in 2005, 251 cases. Considering the accidents that caused absences for more than 15 days, we find the occurrence of 40 accidents in 2003, 50 in 2004 and 61 in 2005.

The effort for the reduction of accidents involves the strictness in the utilization of the individual protection equipment, the performance of security inspections, security lectures, anticipated realization of the evaluation of dangers and risk levels of the activities execution, as well as the importance of control measures, lectures at schools and to the population in general.

Our benefits policy, with advantages to all the employees, includes medical assistance plans, life insurance, meal programs and profit sharing programs, with the objective of offering them safety and welfare. Additionally, all our employees have the possibility of participating in the Maxion Credit Cooperatives. Our Wheels and Chassis Division voluntarily offers a scholarship for children with special needs, employees' children assisted by APAE ("Association of Parents and Friends of Exceptional Children") of the city, besides a private pension program with defined contribution for the managerial level employees of this division.

Our salary management system aims to give us the conditions to establish a competitive and fair policy. With this purpose, we search to: (i) determine a remuneration able to attract and retain the kind of labor force the company needs; (ii) establish the responsibilities of each function inside the organization through job descriptions; and (iii) establish a policy consistent with the one practiced by the market.

Our payroll, including remuneration, social charges, benefits and profit sharing totalized R$226.8 millions in 2005 and R$191.5 million for the fiscal year of 2004.

We do not have a stock option program.

For information about our labor contingencies, see Section "Administrative and Legal Contingencies - Labor Nature Proceedings".

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

RELEVANT AGREEMENTS

We only enter into relevant agreements directly related to our operational activities, mainly agreements of financing, supply and acquisition of equipment and machines.

Agreements with Clients

Below you will find a brief description of the most relevant agreements with clients entered into by the Company:

Companhia Vale do Rio Doce - CVRD: It rules the supply by Amsted-Maxion of 1,276 freight railway cars, with deliveries estimated for up to December 2006. This agreement was entered into on November 1, 2004, and amended on March 3, 2005 and October 7, 2005.

Ferronorte S.A. Ferrovias Norte Brasil – It rules the supply by Amsted-Maxion of 1,150 railcars, with deliveries estimated for up to June 2006. This agreement was entered into on September 23, 2005.

"Ferroviários Osasco Unit" Sublease Agreement

On August 21, 2003, Amsted-Maxion subleased from Flanaço-Ligas Especiais Ltda., from Flanel Indústria Mecânica Ltda. and from Carmota Participações S/C Ltda. part of the industrial complex located at Rua Marechal Rondon, 1380, in Osasco, State of São Paulo, rented from Cobrasma S.A.. The sublease comprises the railway equipments manufacturing and assembly building and industrial facilities. The agreement, in force until 2013, was amended in 2004 and 2005 for rent price readjustment, which is currently of R$114,500.00 per month.

Assets Acquisition Agreement

Hortolândia Plant: It rules the acquisition, by Amsted-Maxion, of personal and real property from the Hortolândia plant, legally adjudicated to the former employees of Cobrasma S/A, due to a grievance, by the amount of R$42,000,000.00. The agreement was entered into on May 13, 2005 and the payment must be performed within a period of 4 years after the agreement signature, with a payment of about R$10 million per year.

License and transfer of technology agreements

The company has entered into several license, technological cooperation and transfer of know-how and technology agreements with partners and international cooperators, aiming to obtain new technological knowledge for the innovation and improvement of the Company's products and production processes. The most relevant agreements are the ones related to the transfer of technology from Amsted Industries to Amsted-Maxion, in the railway castings and railway wheels sector, and from Batz do Brasil Ltda. to the Automotive Components Division, in the handbrake levers, pedals and jacks for passenger vehicles sector.

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

The transfer of technology agreement, entered into between Amsted-Maxion and Amsted Industries, on February 29, 2000, establishes the access of Amsted-Maxion to all the technology of Amsted Industries, including knowledge, experience, production techniques, quality control, design, products maintenance and repair procedures to all the products licensed by Amsted Industries. The remuneration of Amsted Industries for this transfer is a percentage of sales established according to the product. The agreement original term is 5 years. On July 4, 2005, Amsted-Maxion and Amsted Industries renewed the agreement for other 5 years.

INSURANCE

Its is our practice to maintain all our industrial park insured by prime insurance institutions, aiming the reposition due to any loss that may impair machines, equipment and buildings. Besides the aforementioned coverages, we maintain policies of General Civil Liability Insurance - Damages to Third Parties, as well as the Recal for services, aiming to give support to any possible damages to our products. We also maintain life insurance to all the employees with a coverage of 24 times the salary and the health insurance, with various coverage ranges. We do not have an insurance coverage for loss of profit.

LEGAL AND ADMINISTRATIVE CONTINGENCIES

We are currently part in several legal and administrative proceedings involving taxes, labor obligations and civil liabilities. On December 31, 2005, the proceedings of which we were part represented a consolidated total contingency of about R$80.6 millions, of which R$60.2 millions were accrued.

The calculation of the values to be accrued is performed based on the values effectively involved, as well as on the opinion of the internal and external lawyers responsible for the conduction of the proceedings. Only the values related to the proceedings which we believe that are subject to loss are accrued.

The table below presents the consolidated position of our contingencies, as well as the provision and the values deposited on December 31, 2005:

(In thousands of R$)			
	Deposits	**Provision**	**Contingencies**
Labor	816	5,482	20,948
Civil	35	517	11,930
Tax	6,218	54,227	121,225
Total	**7,069**	**60,226**	**154,103**

We present below a brief description of the proceedings in which we are part, according to their nature, as well as an individual description of the proceedings and contingencies in a value superior to R$15.0 million.

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

Labor nature proceedings

On December 31, 2005, we appeared as part in 279 legal proceedings related to labor matters, which represented, on that date, a total contingency of about R$12.2 million, of which R$5.5 million was accrued. The main subjects approached in these labor proceedings are related to overtime, hazardous activities additional remuneration, additional pay for insalubrity, salary equalization, severance pay, FGTS fine related to the "Verão" and "Collor" Plans, among others.

Civil nature proceedings

On December 31, 2005, we appeared as part in 18 legal and administrative proceedings related to civil matters, which represented, on that date, a total contingency of R$7.3 million, of which about R$0.5 million was accrued.

Tax nature proceedings

On December 31, 2005, we appeared as part in 79 legal and administrative proceedings related to tax matters, which had as object a total contingency of R$61.1 million. From the total value of the consolidated contingency, about R$54.2 million was accrued. There is also a tax liability in the value of about R$3.9 million related to the remaining balance of the tax by installments that we and our subsidiaries have subscribed and which are still in course. The most relevant consolidated tax contingencies involve the Corporate Income Tax ("IRPJ"), the Excise Tax ("IPI"), the Social Contribution destined to the Social Integration Program ("PIS/PASEP"), the Social Contribution for the Social Security Financing ("COFINS") and the Contribution to the FINSOCIAL ("FINSOCIAL").

Below you will find the description of the most relevant tax contingencies involving the Company:

A) *IPI credit premium*

The IPI credit premium in exports, instituted by Decree-Law 491 as of 1969, granted a subvention to the export companies, by means of the grant of IPI tax credits, calculated over the sales to other countries, as an alternative for the reimbursement of taxes paid internally. The incentive was interrupted and, subsequently, extinguished by the Finance Ministry on 06/30/1983. However, before the benefit extinction, with the allegation of stimulating exports, the Decree-Law 1,894/81 was enacted, assuring the export companies the right to use the credit premium, without setting the date of its extinction. Lately, with the publication of the Constitution of 1988, it was determined that the sector incentives which were not confirmed by law would be extinguished within a term of two years after the publication of the new Constitution. The Law 8,402/92 confirmed the reception of several incentives granted under the protection of the past Constitution, including the provision that extended the benefits granted by law to exports to the export companies, among them the credit premium, without reestablishing, expressly, the IPI credit premium benefit.

01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

Based on the decisions pronounced by the Superior Court of Justice ("STJ") since 1999, which confirmed the understanding that the Decree-Law 1,894/81 maintained in force the credit premium benefit, in 2002 we started to calculate the IPI credit premium, in accordance with Decree-Law 491 as of 1969, with all its changes, and performed administrative requests for reimbursement and, subsequently, for compensation of credits earned with taxes to be paid administered by the Federal Revenue Office - SRF. The aforementioned IPI credit premium compensation may be invalidated if we obtain an unfavorable administrative decision at the end of each proceeding. The value of the reimbursement requests is R$32.9 million. In a recent judgment, dated November 9, 2005, the First Section of the STJ decided that the incentive was valid only until 1983. We believe that the loss possibility in these proceedings must be classified as "probable".

B) *IPI credit premium*

The second contingency is caused by the fact that Maxion Componentes Estruturais and Amsted Maxion received, on 08/31/2004, ten notices of infraction, all related to the isolated fine of 150% over the IPI credit premium, supposedly unduly compensated. The total value of the mentioned notices is R$35.1 million. All the proceedings have been already judged on behalf of the Company by the Federal Revenue Office 2nd Panel of Judgment of Ribeirão Preto and are in the 2nd Council of Taxpayers for judgment of the record appeal, excepting one proceeding, in the value of R$20,444.00, which has been already definitely judged on behalf of the Company. We believe that the loss possibility in these proceedings must be classified as "Remote"..

C) *PIS / COFINS*

In June 1999, we entered with legal proceedings questioning the demandability of the contributions to COFINS and PIS, as established by the changes given by Law 9,718/98, no longer paying the aforementioned contributions during the period from June 1999 up to October 2003. The discussion is based on the fact that the sales result and revenue concepts do not get confused and the Constitutional Text in force at the time of the edition of the Law 9,718/98 did not legitimate the collection of the social contribution over the companies' revenue. Due to the injunction annulment by the Federal Regional Court, which exempted the judicial deposit for discussion of the mentioned contributions, in October 2003, we performed the judicial deposit of the due values. The total shares approximated value is R$15.0 million. On December 2005, the Federal Supreme Court pronounced the definite decision favorable to the Company in one of the proceedings, which totalized R$8.5 million. We believe that the loss possibility in these proceedings must be classified as "Remote".

D) *IRPJ (Corporate Income Tax) / CSLL (Social Contribution on Net Income)*

On 10.31.05, we received an official notification from the Federal Revenue Office - SRF due to a supposed tax debt involving the omission of revenues related to day-trade operations and a supposed debt forgiveness related to the placement of medium term securities abroad. According to the tax authorities, the day-trade operation was a simulated way to justify the financial availability entry in our equity. Moreover, the Federal Revenue Office has charged us

due to the placement operation of medium term notes abroad. The payment of one of these notes creditors has been performed through the payment in kind of a credit we had against our subsidiary Newbridge Strategic Partners, headquartered in the Cayman Islands. The tax authorities have disregarded the payment in kind, claiming that in this case there was also a simulation. They also claim that the mentioned operation has been registered at the Brazilian Central Bank as a debt forgiveness. Thus the Tax Administration has considered the values received from the day-trade operations and the values paid to the creditor, related to medium term notes, as taxable income. In both cases, a qualified fine of 150% has been imposed. The amount involved in this contingency is about R$106.7 million. We believe that the loss possibility in these contingencies must be classified as "Remote".

OTHER INFORMATION

Quantity and characteristic of the securities issued by the Company, whose ownership is, directly or indirectly, of the Controlling Shareholder, Managers and Members of the Fiscal Council.

Group	Common shares	%	Preferred shares	%	Total	%
Board of Directors	-	0.00	306	0.00	306	0.00
Board of Executive Officers	-	0.00	4,820	1.01	4,820	0.01
Controlling Shareholders	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Fiscal Council	-	0.00	-	0.00	-	0.00

Evolution of the direct or indirect interest of the Controlling Shareholders, Board of Directors' members, Board of Executive Officers' members and Fiscal Council's member in relation to the respective securities, during the last twelve months immediately.

Group	Common shares	%	Preferred shares	%	Total	%
Board of Directors						
Apr/05	-	0.00	301	0.00	301	0.00
May/05	-	0.00	301	0.00	301	0.00
Jun/05	-	0.00	301	0.00	301	0.00
Jul/05	-	0.00	301	0.00	301	0.00
Aug/05	-	0.00	301	0.00	301	0.00
Sep/05	-	0.00	304	0.00	304	0.00
Oct/05	-	0.00	304	0.00	304	0.00
Nov/05	-	0.00	309	0.00	309	0.00
Dec/05	-	0.00	309	0.00	309	0.00
Jan/06	-	0.00	309	0.00	309	0.00
Feb/06	-	0.00	309	0.00	309	0.00
Mar/06	-	0.00	306	0.00	306	0.00

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

Group	Common shares	%	Preferred shares	%	Total	%
Board of Executive Officers						
Apr/05	-	0.00	4,820	0.01	4,820	0.01
May/05	-	0.00	4,820	0.01	4,820	0.01
Jun/05	-	0.00	4,820	0.00	4,820	0.00
Jul/05	-	0.00	4,820	0.01	4,820	0.01
Aug/05	-	0.00	4,820	0.01	4,820	0.01
Sep/05	-	0.00	4,820	0.01	4,820	0.01
Oct/05	-	0.00	4,820	0.01	4,820	0.01
Nov/05	-	0.00	4,820	0.01	4,820	0.01
Dec/05	-	0.00	4,820	0.01	4,820	0.01
Jan/06	-	0.00	4,820	0.01	4,820	0.01
Feb/06	-	0.00	4,820	0.01	4,820	0.01
Mar/06	-	0.00	4,820	0.01	4,820	0.01

Group	Common shares	%	Preferred shares	%	Total	%
Controlling Shareholders						
Apr/05	17,754,970	96.34	21,771,120	62.55	39,526,090	74.25
May/05	17,755,317	96.35	21,771,127	62.55	39,526,444	74.25
Jun/05	17,755,317	96.35	21,771,127	62.55	39,526,444	74.25
Jul/05	17,755,317	96.35	21,771,127	62.55	39,526,444	74.25
Aug/05	17,755,317	96.35	21,773,127	62.56	39,528,444	74.26
Sep/05	17,755,317	96.35	21,773,124	62.56	39,528,441	74.26
Oct/05	17,746,317	96.30	21,773,124	62.56	39,528,441	74.24
Nov/05	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Dec/05	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Jan/06	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Feb/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Mar/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66

14.03 – OTHER INFORMATION DEEMED AS IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

Group	Common shares	%	Preferred shares	%	Total	%
Fiscal Council						
Apr/05	-	0.00	-	0.00	-	0.00
May/05	-	0.00	-	0.00	-	0.00
Jun/05	-	0.00	-	0.00	-	0.00
Jul/05	-	0.00	-	0.00	-	0.00
Aug/05	-	0.00	-	0.00	-	0.00
Sep/05	-	0.00	-	0.00	-	0.00
Oct/05	-	0.00	-	0.00	-	0.00
Nov/05	-	0.00	-	0.00	-	0.00
Dec/05	-	0.00	-	0.00	-	0.00
Jan/06	-	0.00	-	0.00	-	0.00
Feb/06	-	0.00	-	0.00	-	0.00
Mar/06	-	0.00	-	0.00	-	0.00

Quantity of outstanding shares (in units) and their percentage in relation to the total shares issued.

	Common shares	%	Preferred shares	%	Total	%
Outstanding shares						
Mar/06	672,280	3.65	25,061,988	72.01	25,734,268	48.34

14.05 – INVESTMENT PROJECTS

Iochpe-Maxion's investment plans comprise the updating and maintenance of plants, capacity increase and new production technologies, amounting to R$80 million (consolidated) for 2006, which may be distributed among its businesses as follows:

Maxion Sistemas Automotivos Ltda: Wheel and Chassis Division (Cruzeiro – SP)	R$59 million
Automotive Components Division (Contagem – MG)	R$7 million
Amsted – Maxion (Cruzeiro – SP / Hortolândia – SP / Osasco – SP)	R$28 million
(-) Consolidation adjustment: 50% of Amsted-Maxion	(R$14 million)
Iochpe-Maxion – consolidated	R$80 million

15.01 – ENVIRONMENTAL PROBLEMS

ENVIRONMENT

Our industrial activities are subject to the federal, state and municipal legislation regarding environmental preservation. The Brazilian Federal Constitution grants powers to the Federal and the State Governments to enact laws aimed at protecting the environment and to publish regulations for the backing of such laws, and the cities may also do it concerning matters of local interest. The company infringing the applicable environmental legislation may be subject to significant penalties and restrictions to its activities.

Infringements to the environmental legislation may constitute crime, affecting both managers and the corporate entity. They may also result in administrative penalties, such as fines of up to R$50 million (applicable in double or triple, in case of reoccurrence) and temporary or definitive interruption of activities. Additionally, such enactments will be applicable, regardless of the obligation to remedy the environmental degradation.

The operating methods we use align the productive efficiency to the respect for applicable rules and requirements of the environmental protection legislation. For our employees and managers, efficiency involves reduction in the manipulation of substances potentially aggressive to the environment, in addition to the treatment and proper destination of residues, under the guidance and inspection of environmental control official bodies. It also involves the optimization of natural resource consumption.

In order to standardize the best environmental practices, as well as identify and solve occasional non-conformities, there are "Environmental Management Committees" at the industrial units, composed of employees from various areas, especially those directly involved with the productive process. The following activities are also part of these Committees' set of responsibilities: creating educational and motivational campaigns, as well as punctual actions, besides establishing communication channels with the community, propagating the importance of adopting attitudes that avoid or reduce the generation of residues, and encourage the reutilization and recycling of materials.

All the industrial units hold structured programs for Selective Collection, whose work is also coordinated by the "Environmental Management Committees". In Cruzeiro, the Wheels and Chassis Division of Maxion Sistemas Automotivos already holds the certification by the ISO 14001 rule, which certifies the commitment to operating environmentally responsible methods. All the processes for the elimination of residues, treatment of acid residues, industrial garbage and sewerage are aligned to the highest requirement standards and properly licensed in accordance with the environmental legislation.

Environmental Liabilities

Up to December 2005, we never had our activities interrupted due to non-compliance with the environmental legislation or irregularities at our plants.

Our relevant environmental liabilities so far identified are related with casting sand resulting from the casting process accumulated through time at the courtyard of Amsted-Maxion's

15.01 – ENVIRONMENTAL PROBLEMS

industrial unit in Cruzeiro – State of São Paulo, and with the exhaustion system of the same unit's electric ovens.

In compliance with our good environmental practices, we are undergoing the process of signature of a conduct adjustment term with CETESB, by means of which we commit to give proper final destination to such residues up to August 2008 and improve the exhaustion system of the Cruzeiro unit by October 2006. Presently, we recycle nearly 71% of the casting sand we use, and proper destination is given to the remaining portion.

We comply with the environmental licensing of our industrial plants.

All the Operation Licenses obtained for our undertakings are subject to renewal under a term equal or inferior to 5 years, and the minimum advancement of 120 days is required before the end of maturity for the respective renewal to be required. In the past, we were able to renew our environmental licenses.

CVM – BRAZILIAN SECURITIES COMMISSION

IAN – ANNUAL INFORMATION **Reference Date – 12/31/2005**

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

16.01 – LEGAL PROCEEDINGS WITH AMOUNT EXCEEDING 5% OF SHAREHOLDERS' EQUITY OR NET INCOME

1- ITEM	2 – DESCRIPTION	3 - % SHAREHOLDERS' EQUITY	4 - % NET INCOME	5 – PROVISION	6 – AMOUNT PROVISIONED (Thousand of Reais)	7 – TOTAL AMOUNT OF SHARES (Thousand of Reais)
8 - REMARKS						
01	LABOR PROCEEDING	5.31	16.93	YES	5,482	12,211
Labor Proceedings On December 31, 2005 the Company and its subsidiaries took part in judicial proceedings about labor matters, evaluated by legal advisors as probable or possible risk in the approximate amount of R$12,211, R$5,482 of which considered as probable risk are provisioned. The main themes of these labor proceedings are about overtime, risk premium and health hazard allowance, salary parity, severance pay, FGTS fine referring to the Verão and Collor Plans, among others.						
02	TAX PROCEEDING	26.58	84.74	YES	54,227	61,127
On December 31, 2005 the Company and its subsidiaries took part in judicial and administrative proceedings about tax matters, evaluated by legal advisors as probable or possible risk in the approximate amount of R$61,127, R$54,227 of which considered as probable risk are provisioned. Tax contingencies refer, mainly, to administrative discussions related to the premium credit of IPI and judicial discussions related to the calculation basis of PIS/Cofins (Law #9,718/98), as follows: · Premium credit of IPI, amount of R$32.878 · Calculation basis of PIS/Cofins, amount of R$15,060						
03	OTHERS	3.17	10.12	YES	517	7,297
On December 31, 2005 the Company and its subsidiaries took part in judicial proceedings about civil matter, evaluated by legal advisors as probable or possible risk in the approximate amount of R$7,297, R$517 of which considered as probable risk are provisioned.						

17.01 – OPERATIONS WITH RELATED COMPANIES

In the normal course of our businesses, we entered into operations with related parties at prices, terms, financial chargers and other conditions compatible with the market ones. Such operations include, among others, shared services agreements, consulting agreement, loan agreements, financing agreements and concession of aval guarantees.

Below there is a short summary of the main agreements entered into among us and our subsidiaries and managers.

Shared Services Agreement

On February 29, 2000, Amsted-Maxion, Maxion Componentes Estruturais, aiming at the reduction of costs and expenses, entered into an agreement by which the share is regulated between the parties of infrastructure and facilities located in the properties the parties have in the City of Cruzeiro, State of São Paulo, once such properties are adjacent and are located in the same industrial plant. Each one of the parties must assume the cost related to the maintenance and to the management of the facilities located in their property and all parties will assume any investments aimed at the increase or development of the productivity capacity of the facilities in the event all parties are interested in the project. The agreement is effective for 25 years. The infrastructure and facilities expenses that comprise this agreement reached R$4.4 million in 2004 and R$5.2 million in 2005.

Agreements with Managers

Maxion Structural Components USA, Inc. holds an agreement with BMA Automotive LLC ("BMA"), a company controlled by Salomão Ioschpe, domiciled in Ohio, USA and alternate member of the Board of Directors of Iochpe-Maxion. By means of this agreement, BMA provides consulting services to the Wheels and Chassis Division, in the assistance of certain clients and in the development of new supply programs in the USA and Canada. The expenses related to this agreement reached US$69.7 thousand in 2004 and US$199.8 thousand in 2005.

Agreement with Related Parties

AGREEMENTS WITH RELATED PARTIES (1) (SAME GROUP)

Purpose of the Agreement	Contracting Party/Contractor	Total Cost (% p.a.)	Term	Amount Dez/05 (in R$ thou.)	Termination or Expiration Conditions	Agreement Influence (2)
Goodwill	Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda.	None	No term	16,446	None	None
Goodwill	Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda.	19.56	12.31.2006	2,874	None	None
Loan	Iochpe-Maxion S.A. / Maxion Structural Components USA, Inc	1.41 + Exchange Amount	01.31.2006	7,157	None	None
Loan	Iochpe Holdings LLC / Iochpe-Maxion S.A.	6.00	09.30.2006	53,113	None	None
Financing Working Capital	BNDES / Maxion Sistemas Automotivos Ltda.	TJLP + 4.20	06.15.2007	32,082	None	None
Aval Guarantee	Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda	No cost	12.07.2009	76,068	None	None
Aval Guarantee	Iochpe-Maxion S.A. / Amsted Maxion Fundição e Equip.Ferrov. S/A	No cost	12.15.2008	33,198	None	None

1) The Company must inform all the agreement in force with each related party, whenever an amount equal or higher than R$200,000.00 or amount equal or higher than 1% of the Company's Shareholders' Equity (the last disclosed one) is reached, considering the highest one, in a single agreement or in successive agreements, with or without the same purpose, with each related party, in any period of the year.

2) Reference to the possible agreement influence on the management or the conduction of the Company's businesses according to item 6.8.1 of the listing regulation.

18.01 – COMPANY'S BYLAWS

"BYLAWS

IOCHPE-MAXION S.A.

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - **IOCHPE-MAXION S.A.** is a joint stock company ruled by these present bylaws and by the pertinent regulations.

Article 2 - The Company's headquarters and jurisdiction are located in the Municipality of São Paulo, State of São Paulo, and it may create and extinguish branches and other establishments, in the country and abroad.

Article 3 - The Company has as purpose:

a - the manufacturing, tooling, assembly, distribution or sale of any types of engines, vehicles, agricultural and industrial tractors, agricultural machines and implements, road and construction machines, automotive harvesting machines, as well as any equipment, spare instruments and their accessories, motorized equipment or not, components for the metallurgical, railway and automotive industry, tools, set of tools, storage box and other related products used in the industrial production, as well as the exploration of the casting, enamel, tin, plastic, metallurgical and mechanical industry in all its applications and forms, as well as the trade, processing, export, import and distribution of products pertinent to the business;

b - the import of raw materials and intermediate products for the industrialization of finished products related to the corporate purpose, aimed at trading;

c - the provision of technical assistance services to other companies of the same business;

d - technical assistance, lease of services, commercial intermediation on its own account or own the account of third parties, commission or consignation related to the corporate purpose;

e - the lease of assets belonging to its fixed assets;

f - the ownership in other domestic or foreign companies as partner, quotaholder or shareholder;

g - the representation of other companies, domestic or foreign ones, on its own account or on the account of third parties, in connection with the objectives mentioned;

h - the implementation and maintenance of training centers for the use of its products; and

i - development of experimental cultivations in own or third-party rural areas.

Article 4 - The Company's duration is indeterminate.

CHAPTER II

CAPITAL AND SHARES

Article 5 - The Capital Stock is R$161,463,287.99 divided into 53,232,304 non-par registered shares: 18,428,597 Common shares and 34,803,707 Preferred Shares.

Article 6 - The Company is authorized to increase the capital stock, regardless of statutory amendment, up to the limit of more 6,000,000 shares: 2,000,000 common shares and 4,000,000 preferred shares.

Paragraph One - The issuances within the authorized capital limit will be carried out by means of a resolution of the Board of Directors which will determine the number of shares issued, the issuance term and the payment conditions, as well as the other forms and procedures referring to each issuance.

Second Paragraph - The Company may, within the authorized capital limit and, pursuant to the plan approved by the General Meeting, grant options of acquisition of shares to its managers, employees or individuals who provide services to the Company, under the terms of paragraph 3 of article 168 of Law 6404/76.

Article 7 - Each book-entry common share is entitled to one (1) vote in the resolutions of the General Meetings. The preferred shares are not entitled to vote, having as advantage the priority in the capital reimbursement, without premium, in the proportion of their interest in the capital stock, in the event of the Company's possible dissolution.

Paragraph One - The preferred shares will have a stake in the distributed profits 10% higher than the profits attributed to common shares, as well as a stake in the capital increases resulting from the monetary correction and from the capitalization of reserves and profits, in the same conditions of the common shares.

Paragraph Two - The Company may, by means of a resolution of the General Meeting, create new classes of preferred share more favored than those referred to in the paragraph one of this article.

Paragraph Three - The Company's capital increases may comprise common or preferred shares, of one or more classes, without keeping proportion among the shares of each type or

class, observing, as to the preferred shares with no voting right, the limit of 2/3 of the total shares issued.

Paragraph Four - The shares will be book-entry shares and will be kept in deposit accounts, on behalf of their holders, in the authorized financial institution that the Company designates, without the issuance of certificates.

Article 8 - The shareholders in the proportion of the shares they hold, will be entitled to the preemption right for subscription of new shares and/or securities convertible into shares, except for the provision in paragraph two above.

Paragraph One - The term for the exercise of the preemptive right will be thirty (30) days, counted from the date of publication of the minutes authorizing the respective increase of the related notice. The body which authorizes the issuance may extend the aforementioned term up to the double.

Paragraph Two - In any issuances of shares, debentures or beneficiary parties convertible into shares and subscription bonus, whose placement is made by means of sale on a Stock Exchange, public subscription, or exchange for shares, in a public offering of control acquisition, under the legal terms, may be excluded, by resolution of the appropriate body for the respective issuance, the preemptive right of the former shareholders.

Article 9 - In the capital increases by means of subscription of shares or conversion into shares of securities, the General Meeting or the Board of Directors, as the case may be, may set forth that dividends calculated "pro rata temporis" are attributed to the new capital, in view of the time of its ratification or conversion, as long as the fact is previously known by the interested parties.

Article 10 - The depository financial institution of the book-entry shares may charge the cost in services of transfer of ownership of the shares, in compliance with the maximum limits determined by the Brazilian Securities and Exchange Commission - CVM.

Article 11 - The Company may convert book-entry shares into another legally acceptable form.

Article 12 - The new shares resulting from a capital increase will be issued and made available to shareholders within sixty (60) days, counted from the date of approval of the issuance registration by the Brazilian Securities and Exchange Commission (CVM).

18.01 – COMPANY'S BYLAWS

CHAPTER III

GENERAL MEETING

Article 13 - The General Meeting with the competence provided for by the law will meet, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever required by social interests.

Article 14 - The General Meeting will be called by the Chairman of the Board of Directors or, in his absence, by the persons provided for by the law, and its works are instated and managed by the presiding board comprised of the Chairman of the Board of Directors and of other member of the board or, in their absence, of the chairman and secretary chosen by the attending shareholders.

Article 15 - Only the shareholders whose shares are registered on their behalf, until the date of the Meeting, before the agent hired by the Company to provide such services, may take part in the General Meeting.
Sole Paragraph - The shareholder may be represented in the General Meeting by an attorney in fact, constituted less than one (1) year, who is a shareholder, manager of the Company or attorney.

Article 16 - The Company may require, within the term determined in the call notice, the delivery of the power of attorney at the headquarters under penalty of the attorney in fact does not exercise the power of attorney. It may also interrupt, for the same period, in compliance with the legal limitations, the transfers, conversions and splits of shares.

CHAPTER IV

MANAGEMENT

SECTION I - GENERAL PART

Article 17 - The Company's management is incumbent upon the Board of Directors and the Board of Executive Officers, whose members will be elected by a terms of office of one year. Reelection is allowed.

Paragraph One - The investiture of each one of the elected members of the Board of Directors and the Board of Executive Officers will take place by means of an instrument drawn up in the

Book of Minutes of meetings of the respective body, and will remain in full exercise of their functions until the investiture of the new elected members.

Paragraph Two - It is incumbent upon the General Meeting to determine the compensation of the members of the Board of Directors and the Board of Executive Officers. The compensation may be voted, in an individual amount, for each member, or in global amount, and it is incumbent upon the Board of Directors to resolve on its distribution.

Paragraph Three - The managers will have, in addition to the compensation referred to in the previous paragraph, a profit sharing referred to in article 36.

SECTION II - BOARD OF DIRECTORS

Article 18 - The Board of Directors will be comprised of at least three (03) and at most nine (09) members, and their respective alternate members, with one Chairman and the others with no specific designation, all elected and dismissible, at any time, under the terms of the Law and the Bylaws.

Sole Paragraph - The Chairman of the Board of Directors will be elected among its members.

Article 19 - It is permitted to any Board member, in the event of absence and impairment of his/her alternate member, to make a specific appointment of other Board member to replace him/her in his/her absences or temporary impairments.

Sole Paragraph - In the event of vacancy of a sitting member and his/her respective alternate member, the General Meeting will be called to, within thirty (30) days, elect the sitting member and the alternate member who will carry out the remaining term of office.

Article 20 - The Board of Directors will meet whenever called by its Chairman or by two Board members together.

Paragraph One - The meetings will be called by means of a written notice, issued at least fifteen (15) days in advance, which will mention the place, date and agenda, expect for cases of urgency and/or commercial nature, when the term may be reduced to eight (8) days.

Paragraph Two - The meetings with the attendance of all members will be considered regular, regardless of pertinent formalities or as long as everybody agrees with their exemption.

18.01 – COMPANY'S BYLAWS

Paragraph Three - For the meetings of the Board of Directors to be instated and validly deliberate, the attendance of most of its members in exercise will be required, considering as attending the meeting the one who, on the occasion, is represented by his/her deputy or who has sent his/her vote in written.

Paragraph Four - The resolutions will be taken by majority vote, with the minutes drawn up in the Company's records.

Paragraph Five - It is incumbent upon the Chairman of Board of Directors and, in his absences, his deputy:

a - to chair the meetings of the body;

b - to supervise the managed services and care for the compliance with the determinations of the body;

c - to represent the body in the assumption of item "g" of article 21.

Article 21 - It is incumbent upon the Board of Directors:

a - to determine the general guidance of the Company's businesses and follow their development, guiding, whenever the case, the management of the board of executive officers;

b - to approve annual and multi-year budgets of operation and/or investments;

c - to set forth the Company's management structure;

d - to elect and dismiss the Company's Executive Officers, determining their respective attributions;

e – to distribute within the limits set forth by the Annual General Meeting, the compensation of the managers when voted in global amount, as well as the employees' profit sharing;

f - to set forth the pension plans and benefits to the Company's employees and managers;

g - to call the Annual and Extraordinary General Meetings, in the events provided for by the law or when deemed convenient;

h - to show its opinion about the management report, the financial statements and the accounts of the Board of Executive Officers;

i – to resolve by referendum of the General Meeting, the initiative proposal of the Board of Executive Officers of payment of dividends, inclusively mandatory ones;

j - to show its opinion about the submission to the General Meeting of initiative proposals of the Board of Executive Officers;

k - to choose and dismiss the independent auditors;

l – to authorize the acquisition of shares issued by the Company for purpose of cancellation or permanence in treasury to subsequently sell them, as well as resolve on the capital increase;

m - to authorize the constitution, merger, incorporation, spin-off and extinguishment of associated or subsidiary companies;

n - to authorize the Company to participate in other companies, as well as to sell or promise to sell equity interest;

o - to authorize operations involving disposal, taxation, licenses or use of brands, patents and technology;

p - to authorize the disposal of permanent assets, the constitution of possessory lien and the rendering of guarantees to third-party obligations, as well as acts and agreements, whenever the value, in any of the cases numbered in this line, exceeds the limits set forth by the Board itself in the meeting which annually elects the Board of Executive Officers;

q - to resolve on neglectful cases as well as on any other matters provided for in these Bylaws.

r - to resolve on the formulation of the Company's policies referring to the Stock Option Plan;

s - to supervise the management of the executive officers, examine at any time the Company's books and papers, request information about agreements entered into or to be entered into and any other acts, and such requirements will be submitted to the Chairman of the Board; and

t - to resolve on the public issuance of promissory notes (commercial papers)

Paragraph One - It is also incumbent upon the Board of Directors to determine the Company's guidance in the companies it participates and set forth the content of the vote to be exercised by the Company, or by persons appointed by it, as to the election and dismissal of managers, to the amendment of the bylaws or articles of association of the referred companies, as well as to the matters listed in the caput of this article, also concerning the same companies.

Paragraph Two - The Board may be subdivided into Committees whose number, composition and attributions that body will provide.

SECTION III - THE BOARD OF EXECUTIVE OFFICERS

Article 22 - The Board of Executive Officers will be comprised of 3 Executive Officers, at least, an up to 12, at most, professionals, shareholders or not, all domiciled in the country, with one Chief Executive Officer and the other Executive Officers with no specific designation, all elected and dismissible, at any time, pursuant to the law, of these bylaws.

18.01 – COMPANY'S BYLAWS

Article 23 - It is incumbent upon the Executive Officers, as provided for in these Bylaws, the representation of the Company, actively and passively, in court or out of it, as well as the management of the general social businesses and the practice of all management and provision acts, necessary or convenient to the compliance with the corporate purpose, inclusively enter into acts and agreements of any nature or purpose, even for acquisition, disposal or taxation of permanent assets, constitute possessory lien and render guarantees to third-party obligations specially in compliance with the rules and limits of articles 21 and 25 of these Bylaws.

Article 24 - In addition to the attributions granted by these Bylaws or by the Board of Directors, it is incumbent:

I - upon the Chief Executive Officer:

a - to call and chair the meetings of the Board of Executive Officers;

b - to submit to the Board of Directors the Annual and Multi-year Plans, as well as the financial statements provided for by the law which depended on his/her appreciation or resolution;

c - to provide the Board of Directors with all information required for the resolutions of the matters listed in article 21 of these Bylaws.

II - upon the Executive Officers, with no specific designation:

a - to exercise the activities indicated by the Chief Executive Officer;

b - to practice the management acts authorized by these Bylaws;

Article 25 - With the exceptions provided for in these Bylaws, any act or agreement that implies responsibility or obligation of the Company before third parties or their resignation before it will be mandatorily signed:

a - by the Chief Executive Officer jointly with other executive officer or attorney in fact with specific powers;

b - by two Executive Officers, with no specific designation, and one of them will be appointed for a specific purpose by the Chief Executive Officer or by the Board of Directors; and

c - by an Executive Officer with no specific designation jointly with an attorney in fact with specific powers.

Paragraph One - The Company may be represented by one (1) Executive Officer:

a - before federal, state, municipal public agencies, independent governmental agencies, public or mixed companies;

18.01 – COMPANY'S BYLAWS

b - in the event of receiving or giving acquittances of sums or amounts due to the Company;

c - to sign correspondence and acts of simple routine;

d - to endorse securities for purposes of charging or deposit on behalf of the Company;

e - to give testimony in court, by means of the Chief Executive Officer or other Executive Officer with no specific designation, appointed by the Board of Directors for such purpose, whenever the Company is regularly notified, with no power to confess.

Paragraph Two - The provision in this article does not impede the Company's representation by one or more attorneys in fact.

Article 26 - The powers of attorney will always be granted on behalf of the Company, by the Chief Executive Officer jointly with the executive officer with no specific designation, or by two executive officers with no specific designation, one of them appointed by the Chief Executive Officer.

Sole Paragraph - The powers of attorney will always specify the powers granted and, except for those granted for judicial purposes, will have a limited term of validity.

Article 27 - The Board of Executive Officers will meet whenever necessary, by virtue of call of the Chief Executive Officer or his/her deputy or , in their absence, of two Executive Officers with no specific designation. The meetings will be chaired by the Chief Executive Officer or his/her deputy and, in his/her absence, by the Executive Officer chosen in the occasion.

Paragraph One - For the meetings of the Board of Directors to be instated and validly resolve, it is necessary the attendance, in first call, of the majority of its members in office, among them, mandatorily the Chief Executive Officer or his/her deputy or, in second call, of any number of members, after the new call is issued.

Paragraph Two - The resolutions of the Board of Directors will be in minutes drawn up in the Company's records and will be taken by majority vote, and its is incumbent upon the Chairman of the meeting the casting vote.

Article 28 - The Chief Executive Officer, in his/her absences or impairments, will be replaced by an Executive Officer with no specific designation, who is appointed by the Chief Executive Officer or, in the lack of his/her appointment, by the one appointed by the Board of Directors. Accumulation of functions and votes is allowed. In the event of vacancy, the Board of Directors, in the fifteen (15) days following the vacancy, will elect the deputy who will exercise the position for the remaining time of the replaced member.

Article 29 - The Executive Officers with no specific designation will have deputies appointed by the Board of Directors, in the event of impairments, and elected by it, in the event of vacancy. In this last assumption, the Executive Officer elected will exercise his/her functions until the end of the term of office of the acting Board of Executive Officers, or until his/her replacement by resolution of the Board of Directors.

CHAPTER V

FISCAL COUNCIL

Article 30 - The Company will have a Fiscal Council that will only operate in the fiscal years in which it is instated at the request of shareholders who represent, at least, one tenth of the shares with voting right or five percent of the shares with no voting right, pursuant to the law.

Article 31 - The Fiscal Council when operating will be comprise of, at least, three (3) and, at most, five (5) members, and the same number of alternate members, elected by the General Meeting, which will determine their compensation, in compliance with the legal minimum.

Article 32 - The members of the Fiscal Council, individuals who are shareholders or not, domiciled in the country, who meet the requirements and impairments provided for by the law, will have the competence disciplined therein.

CHAPTER VI

FISCAL YEAR AND PROFITS

Article 33 - The fiscal year will last one (1) year and starts January 1st (first) and ends December 31st (thirty first) of the same year.

Article 34 - At the end of each fiscal year the Board of Executive Officers will make the financial statements provided for by the law be prepared, in compliance with the rules in force. The Company may also draw up the semiannual or quarterly balance sheet.

Article 35 - From the income for the year after the deduction of the accumulated deficit, if there is one, and from the provision for income tax payment, a portion aimed at the managers' profit sharing will be removed, in compliance with the limits defined in law, and whose payment will be conditioned to the effective attribution to shareholders of the mandatory dividend set forth in this article.

Paragraph One - The net income for the year, determined pursuant to the terms of article 191 of Law 6404, as of December 15, 1976, will have the following allocation: a) five percent (5%) to the establishment of the Legal Reserve, which will not exceed twenty percent (20%) of the capital stock; b) thirty seven percent (37%) to the distribution, as mandatory dividend; and c) the remainder which is not appropriated to the statutory reserve mentioned in paragraph two below or retained as provided for in the capital budget approved by the General Meeting will be allocated as supplementary dividend to shareholders.

Paragraph Two - The Working Capital and Investment Reserve will have as purpose to ensure investments in permanent assets and addition of the working capital, inclusively by means of amortization of the Company's debts, as well as the capitalization and financing of subsidiary and associated companies. It will be made up of an annual installment of at least ten percent (10%) and at most fifty eight percent (58%) of the net income and will have as maximum limit the amount which may not exceed, jointly with the legal reserve, the capital stock amount.

Paragraph Three - The General Meeting, when it considers the amount of the said statutory reserve sufficient, may allocate the surplus to be distributed to the shareholders.

Article 36 - The Board of Directors may declare dividends on the account of the income determined in the semiannual balance sheet, as well declare interim dividends on the account of retained earnings or reserves, in compliance with the legal limits. Then interim dividends are declared, in a percentage not lower than the mandatory one, the Board may authorize, by referendum of the General Meeting, the proportional share to the Managers.

Article 37 - The action to obtain dividends expires in three (3) years counted from the date on which they were made available to shareholders.

CHAPTER VII

DISSOLUTION

Article 38 - The Company will be dissolved and will enter into dissolution in the cases provided for by the law, as set forth by the General Meeting, which will designate the liquidators who must operate during the dissolution period.

CHAPTER VIII

TRANSITORY PROVISIONS

Article 39 - The effective conversion of shares to the holder into book-entry shares depended on the presentation and cancellation of the respective outstanding certificates. Until the execution of the said conversion, the common shares to the holder will remain with no voting right.

Article 40 - The Company will comply with the shareholders' agreements filed at the headquarters, and it is expressly prohibited to the Company comply with the declaration of vote of any signatory shareholder of a shareholder's agreement duly filed at the headquarters, which is pronounced in disagreement with what is adjusted in the referred agreement, as well as accept and proceed the transfer of shares and/or the taxation and/or assignment of preemptive rights to the subscription of shares and/other of other securities which do not comply with what is provided for and ruled in the shareholders' agreement.

19.01 – POSITIONING IN THE COMPETITIVE PROCESS

Subsidiary/Associated Company: MAXION SISTEMAS AUTOMOTIVOS LTDA.

WHEELS AND CHASSIS DIVISION

The Wheels and Chassis Division is our largest business unit, accounting for 54% of our net operating revenue in 2005. Its production is located in the city of Cruzeiro, in the State of São Paulo, a location we consider to be strategic due to its proximity to suppliers and clients, also favored by its proximity to the seaports of Santos, Vitória, Sepetiba and Rio de Janeiro. This division counts on approximately 3.2 thousand employees.

Main Products

Our Wheels and Chassis Division manufactures wheels for trucks, buses and agricultural machines, as well as chassis and stamped structural components for trucks, buses and pick-up trucks. Our main products are:

- Chassis for trucks, buses and pick-up trucks.
- Siderails, crossmembers and stamped structural components which may range from 0.8 to 12 mm density and up to 12 m length, which are chassis integrating part.
- Light stamped components, with 0.1 mm to 9.5 mm density, manufactured with cold laminated steel, galvanized plates and deep drawing, which consist of small and medium structural items for commercial vehicles.
- Steel wheels for trucks, buses, agricultural machines and off-road vehicles, for tube and tubeless tires.

The main products of the Wheels and Chassis Division, in 2005, were chassis and other stamped components, followed by wheels, with a 57% and 43% share, respectively, over the division's total net operating revenue.

Clients

We believe in 2005 we held nearly 60% of the domestic market of wheels for trucks, buses and agricultural machines, and 71% of the domestic market of chassis and stamped structural components for trucks, buses and pick-up trucks, in number of units produced.

Our market share in the wheels and chassis segment concentrates on a reduced number of clients, a feature inherent to the auto parts industry. Thus, our marketing strategy enables the focus, the positioning in relation to competitors and the close relationship with each client.

We offer our products to Brazil's main makers of commercial vehicles, agricultural machines and railway implements, besides serving the replacement market in general. Additionally, we export part (13% in 2005) of our production for more than 40 countries.

19.01 – POSITIONING IN THE COMPETITIVE PROCESS

Subsidiary/Associated Company: MAXION SISTEMAS AUTOMOTIVOS LTDA.

The following table presents the distribution of our net operating revenue in the chassis segment among main clients in 2005:

Clients - Chassis	
Client	**Share**
DaimlerChrysler	28%
Volkswagen	28%
General Motors	12%
Ford	9%
Scania	5%
Exports	5%
Dana	3%
Other	10%
Total	**100%**

The following table shows the distribution of our net operating revenue in the wheel segment among the main clients in 2005:

Clients – Wheels	
Client	**Share**
Exports	25%
Tractors	20%
Volkswagen	14%
Replacement	10%
Scania	9%
Volvo	7%
DaimlerChrysler	4%
Other	11%
Total	**100%**

Exports

Our chassis and stamped structured component exports are highly focused on two main clients in the North-American market, Workhorse Custom Chassis LLC, a special bus and truck maker, and Magna International Inc, manufacturer of chassis and other automotive systems. Due to the features and differences of the stamped structural components, exports in such segment involve a project development since its start, which generally leads the client not to choose a supplier physically distant from the area of assembly or component use, reducing exports opportunities.

The wheel exports are more accessible due to the standardization of most wheels used worldwide and the existence of a significant replacement market. We export our wheels to more than 40 countries, although there is a high concentration in the United States, South America and Canada, because of the relevance of such markets, and in Argentina, because of its proximity to Brazil and the inexistence of significant manufacturers in such market.

19.01 – POSITIONING IN THE COMPETITIVE PROCESS

Subsidiary/Associated Company: MAXION SISTEMAS AUTOMOTIVOS LTDA.

Wheels and Chassis Exports in Countries and Continents in 2005	
USA	26%
South America	26%
Canada	18%
Europe	14%
Africa	10%
Mexico	6%
Asia / Oceania	1%
Total	**100%**

Competition

The markets in which we operate are highly competitive. Our main competitors are international groups having global presence, high technological capacity and brands recognized in Brazil and abroad.

In the segment of chassis and stamped structural components, our main competitor in the domestic market is Dana Industrias Ltda., which integrates the Dana Corporation group, one of the main manufacturers of auto parts for commercial vehicles and automobiles in the United States. In 2005, Dana Industrias Ltda. was also our 8th largest client in the chassis segment. In the North American market, our main competitors are Dana Corporation, Tower Automotive (one of the main manufacturers of chassis and stamped structured components in the North American market), Magna International (one of the main manufacturers of auto parts for commercial vehicles and automobiles in the United States, Mexico and Canada, to which we export siderails) and Metalsa S. de R.L. (an important Mexican manufacturer of chassis and stamped structural components). In the European market, our main competitor is ThyssenKrupp, a large German conglomerate involved with the industries of steelmaking and auto parts for automobiles and commercial vehicles, among other activities. The following table shows the composition of the Brazilian chassis market in 2005, according to our estimates:

Chassis - Brazilian Market Composition	
Participant	**Share**
Iochpe-Maxion	71%
Dana	26%
Automakers	3%

In the wheel segment, our main competitor in the domestic market is Borlem (subsidiary of Hayez Lemmerz group). Our competition in the international market can be divided into the railway wheel and agricultural wheel sub-segment. In the international railway wheel market, our main competitors are Accuride Corporation and Hayes Lemmerz International, Inc., two North American manufacturers of wheels for commercial vehicles whose operations are

focused on the United Sates and NAFTA, and Gianetti Ruote, an important Italian manufacturer of wheels for commercial vehicles and automobiles, whose operation is focused on the European market. In the international agricultural wheel market, our main competitors are GKN PLC (an English conglomerate and the main worldwide agricultural wheel manufacturer), Titan Corporation (an important North American wheel and agricultural tire manufacturer) and India Wheels, the largest Indian manufacturer of wheels for automobiles, commercial vehicles and agricultural machines.

The following table shows our estimates for the Brazilian wheel market composition in 2005:

Wheels - Brazilian Market Composition	
Participant	Share
Iochpe-Maxion	60%
Borlem	34%
Other	6%

The competition in the wheel segment is very high in the foreign market regarding the service offered to automakers. In order to serve the automakers, in general, it is necessary to invest in production capacity significantly, which equates possible interested competitors, reducing our competitiveness. There are exceptions to such scenario in countries with lower production volumes and inexistence of expressive wheel manufacturers, such as in Argentina, where, due to its geographical proximity, among other factors, we could serve the automakers competitively. On the other hand, we believe there are good opportunities in the international wheel replacement market, since the main wheel manufacturers are focused on the service to the automakers.

Commercialization and Distribution

Our sales are performed by means of our own sales team, responsible for managing our clients' orders. In general lines, the orders are previously scheduled by our clients, within eight weeks before the delivery date.

The distribution of our products to the automakers in the domestic market occurs by means of just-in-time delivery in the places they indicate, performed by outsourced transporters. In the replacement market, we deliver our products at addresses in the City of São Paulo, determined by our clients, and the freight hiring based on such addresses is on the client's account.

The chassis components produced for Volkswagen do Brasil's plant of trucks and buses, in Resende, are partially produced at out our plant located in the City of Cruzeiro, directed to Volkswagen's plant, where they are concluded and assembled by our employees allocated at the automaker's plant.

The distribution of products in the foreign market varies according to the case. For clients located in the USA that show high volume and recurrent purchases, we keep our inventories

near their plants or distribution centers, measured according to the schedule presented by these clients. Such inventories are managed by our subsidiary Maxion Structural Components, which is exclusively responsible for storing the products, and the product is taken out on our clients' account, in a predetermined maximum period, in order to avoid obsolescence risks to our inventories and storage expenditures.

Concerning exports to clients that purchase lower volumes or purchase occasionally, the product delivery is defined case by case.

AUTOMOTIVE COMPONENTS DIVISION

Our share in the segment of auto parts for passenger cars occurs by means of the Automotive Components Division, which is in located in the City of Contagem, State of Minas Gerais, totaling nearly 800 employees. Since 2002, we have been decreasing our share in the segment, either for the business total or partial disposal, or for the lower growth of this industry when compared to the others. We believe such decrease will continue to occur during the next years. We do not see advantageous opportunities in the industry of auto parts for passenger cars due to the global difficulties the industry has been going through, which should continue during the next years.

Main Products

Our Automotive Components Division manufactures locks, door handles, keys and cylinder sets, latches, pedal sets, jacks, handbrake levers and water and oil pumps for automobiles, for Brazil's main automakers.

Clients

We believe we hold approximately 43% of the Brazilian handbrake lever market; 27% of the pedal set market; 11% of the mechanic jack market; 6% of the automotive lock market; and 6% of the door handle, key and cylinder set market. Our market share in such markets focuses on a reduced number of clients, a feature inherent to the auto parts industry.

19.01 – POSITIONING IN THE COMPETITIVE PROCESS

Subsidiary/Associated Company: MAXION SISTEMAS AUTOMOTIVOS LTDA.

The following chart shows the net operating revenue distribution of the Automotive Components Division among main clients in 2005:

Automotive Components -	
Client	**Share**
General Motors	25%
Fiat	25%
Volkswagen	22%
Brose	9%
Ford	9%
Other	10%
Total	**100%**

Competition

The markets in which we operate are highly competitive. Our main competitors are international groups having global presence, technological capacity and brands recognized in Brazil and abroad. The following table shows our main competitors regarding each of the products of our Automotive Components Division:

Products	Competitors
Handbrake levers	Iman; Zanettini Barossi
Pedal Sets	Iman; Zanettini Barossi
Jacks	Bosal; Dura
Locks	Valeo; Intier; Kiekert; Huf; Delphi
Door handles / Keys / Cylinder Sets (MCC)	Valeo; Huf
Water and oil pumps	Dana; Pierburg; SHW

Commercialization and Distribution

Our sales are performed by means of our own sales team, responsible for managing our clients' orders. In general, the orders are previously scheduled by our clients, within an average of 6 weeks before the delivery date.

The distribution of our products to the automakers in the domestic market occurs by means of just-in-time delivery in the places they indicate, performed by outsourced transporters.

Voluntary New Presentation

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAIXION SA	61.156.113/0001-75

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME
MAXION SISTEMAS AUTOMOTIVOS LTDA.

19.02 – BACKLOGS OVER THE PAST THREE YEARS

1 - ITEM	2 - DESCRIPTION OF ORDERS	3 – ORDERS AMOUNT OVER THE LAST YEAR (Thousands of Reais)	4 – ORDERS AMOUNT OVER THE NEXT TO LAST YEAR (Thousands of Reais)	5 – ORDERS AMOUNT OVER THE LAST BUT YEAR (Thousands of Reais)
99	ORDERS NOT ANSWERED	0		

19.01 – POSITIONING IN THE COMPETITIVE PROCESS

Subsidiary/Associated Company: MAXION COMPONENTES ESTRUTURAIS LTDA.

SEE POSITIONING IN THE COMPETITIVE PROCESS
Associated Company: MAXION SISTEMAS AUTOMOTIVOS S.A.

On August 2, 2004, the subsidiary Maxion Componentes Estruturais Ltda., transferred all its direct assets and liabilities and obligations integrating its Goodwill to its subsidiary Maxion Sistemas Automotivos S.A., which as of this date took over the effective operation of the Wheels and Chassis Division.

19.01 – POSITIONING IN THE COMPETITIVE PROCESS

Subsidiary/Associated Company: AMSTED-MAXION FUND. E EQUIP. FERROV. S.A.

RAILWAY EQUIPMENT (AMSTED-MAXION)

Our share in the railway equipment occurs through Amsted-Maxion, a joint venture constituted in February 2000 with Amsted Industries, a North American leading company in the production of railway castings in North America, reference in technology in the industry. Amsted-Maxion's industrial facilities are located in the Cities of Cruzeiro, Osasco and Hortolândia, in the State of São Paulo, totaling approximately 4.7 thousand employees.

On December 31, 2005, Amsted-Maxion had an order book of 3,081 sold railway freight cars to be delivered in 2006, accounting for orders in the amount of nearly R$600 million. Revenues resulting from such operations will be recognized only when the railway cars are delivered.

Main Products

Amsted-Maxion focuses on the manufacturing of railway freight cars, cast railway wheels, and railway and industrial castings. Its main products are:

- customized freight cars for the client's needs, in the mining and agricultural areas, among others;
- railway castings, such as trolleys, pintles and their components for railcars, for all the gauges used in the worldwide market;
- cast railway wheels for freight cars and locomotives; and
- large steel castings for industrial machines and facilities.

The following table shows the representativeness of Amsted-Maxion's main products regarding its net operating revenue, in 2005:

Product	Share
Freight cars	77%
Railway and Industrial castings	21%
Railway wheels	2%

Clients

We believe we hold nearly 84% of the Brazilian freight car market, 80% of the domestic railway casting market and 42% of the domestic market of industrial castings, in number of units produced. Our share in such markets focuses on a reduced number of clients.

19.01 – POSITIONING IN THE COMPETITIVE PROCESS

Subsidiary/Associated Company: AMSTED-MAXION FUND. E EQUIP. FERROV. S.A.

The following table shows the distribution of Amsted-Maxion's net operating revenues among the main clients in 2005:

Amsted-Maxion Client Portfolio Composition	
Client	**Share in 2005**
CVRD / FCA	55%
Exports	21%
ALL	10%
MRS	8%
Caterpillar	3%
Brasil Ferrovias	1%
Other	2%
Total	**100%**

Although our clients are recurring over time, their respective representations in our portfolio may considerably oscillate from one year to another. Such oscillation results from the fact that the railcar fleet renewals by our clients are performed, in general, by means of programs that determine the acquisition of a considerable number of railcars during a predetermined period, and the non-scheduled purchase of small volumes is not frequent. Such oscillation refers essentially to railcar sales, which is not observed regarding the segment of railway or industrial castings.

By means of its Global Sourcing Program, which encourages the purchase by the North American headquarters of railway castings of its affiliates in Brazil and China whenever they have competitive prices, Amsted Industries provides Amsted-Maxion with access to the international markets in which it operates.

Exports

Amsted-Maxion holds continuous exports of railway and industrial castings, especially to the United States of America, and Amsted Industries is the main client in the railway industry and Caterpillar Inc. in the manufacturing industry. In the railcar segment, exports are usually to countries which do not have expressive local manufacturers, especially in Latin American and African countries. Exports accounted for 21% of Amsted-Maxion's net operating revenue in 2005.

The following table shows the main destinations of Amsted-Maxion's exports in 2005:

Country	% Exports
USA	63%
South America	22%
Africa	13%
Asia / Oceania	2%
Europe	1%
Total	**100%**

19.01 – POSITIONING IN THE COMPETITIVE PROCESS

Subsidiary/Associated Company: MAXION SISTEMAS AUTOMOTIVOS LTDA.

Competition

Our main competitors in the domestic railway freight car market are Randon S.A. Implementos e Sistemas Automotivos – the main Brazilian manufacturer of railway implements and an important auto parts manufacturer – and Usimimas Mecânica S.A. (Usimec), which integrates the Usiminas group and is an important manufacturer of metal structures. The sporadic share in the domestic market of Zhou Zhou ABC Rail Products Co., Ltd. can be observed. The company is one of China's important railcar manufacturers. In addition to the competitors mentioned above, it is also possible to mention Santa Fé Vagões, a recent joint venture of América Latina Logística - ALL with Besco, an Indian manufacturer of railway castings.

Our high market share in the railcar segment, added to the high increase in demand over the past three years, encouraged our clients to seek alternatives for the railcar manufacturing. Despite such initiative, we believe we will continue to keep a high market share due to our worldwide class technology, high production capacity and competitiveness.

The following table shows the composition of the Brazilian railcar market in 2005, according to our estimates:

Railcars Brazilian Market Composition	
Amsted-Maxion	84%
Randon	11%
Usimec	5%

In the international railway car market, our main competitor is Zhou Zhou ABC Rail Products Co., Ltd.

In the Brazilian market of railway castings, Cruzaço Fundição e Mecânica Ltda. is a relevant competitor, a national company focused on steel casting. The following table shows the composition of the Brazilian market of railway castings in 2005, according to our estimates:

Railway Castings Brazilian Market Composition	
Amsted-Maxion	80%
Cruzaço	20%

19.01 – POSITIONING IN THE COMPETITIVE PROCESS

Subsidiary/Associated Company: AMSTED-MAXION FUND. E EQUIP. FERROV. S.A.

The Brazilian railway wheel market is subdivided into wheels for new railcars (a segment we estimate to have nearly 80% market share) and wheels for replacement (a segment we estimate to have nearly 16% market share). Our competitor in the domestic market is MWL Brasil Rodas & Eixos S.A., a national manufacturer of forged railway wheels. The following tables show our estimated composition of the Brazilian railway wheel market in its two sub-segments in 2005:

Railway Wheels for New Railcars Brazilian Market Composition	
Amsted-Maxion	46%
MWL	54%

Railway Wheels for Replacement Brazilian Market Composition	
Amsted-Maxion	16%
MWL	84%

In the segment of industrial castings, our main competitor in the Brazilian market is Electro Aço Altona S.A., a national manufacturer of steel castings. The international market of industrial castings is very spread, and there are no individual manufacturers of worldwide relevance. The following table shows our estimates regarding the composition of the Brazilian market of industrial castings during the first nine months of 2005:

Railway Castings Brazilian Market Composition	
Amsted-Maxion	42%
Altona	58%

Commercialization and Distribution

Our sales are performed by means of our own sales team, responsible for managing our clients' orders. The orders are scheduled by our clients, and their antecedence varies according to the product. In case of railcars, the orders are usually made as schedules foreseeing the manufacturing of a large number of railcars to be delivered during periods agreed with clients, which may be over one year.

The railcars sold to the domestic market are in general taken by clients at our plants, mostly by means of railways; however, there are clients that take them and transport them by highways, being fully responsible for the transportation. The railcars destined to the foreign market are delivered in the destination country, in the places indicated by the clients, in view of the complexity involved in its transportation, which demands processes of partial disassembly and reassembly in the destination country.

19.01 – POSITIONING IN THE COMPETITIVE PROCESS

Subsidiary/Associated Company: MAXION SISTEMAS AUTOMOTIVOS LTDA.

The distribution of other Amsted-Maxion's products, either in the domestic or in the foreign market, varies according to the case and the client's needs. In the domestic market, deliveries are generally performed at our own plants or at the addresses indicated by our clients. In the foreign market, sales to Amsted Industries are performed according to the FOB policy. Sales to Caterpillar, in turn, are performed by means of our inventories maintained next to its plants, measured according to the schedule the company presents.

In case of exports to clients that purchase lower volumes or purchase occasionally, the product delivery is defined case by case.

CORPORATE GOVERNANCE

The corporate governance parameters adopted by Iochpe-Maxion are aligned with the best Brazilian and international practices, which comprise the use of clear conduct guidelines, in standards above those required by the law and/or market regulating bodies. Such initiatives aim at meeting and strengthening the company's commitment to transparency, equal treatment to shareholders, accountability or responsibility before all the shareholders and corporate responsibility.

Iochpe-Maxion practices and enhances the principles ensuring the horizontal and plural treatment to everyone who, directly or indirectly, are part of its routine. In 2005, the company adhered to "Bovespa's Corporate Governance Level 1". Such advancement in the requirement scale regarding the transparent behavior and the maintenance of minimum levels of liquidity symbolizes the commitment to the constant improvement of our governance.

Other initiatives in this regard, during 2005, were: the implementation of the "Code of Ethics", a document that guides the company's conduct principles in the relationship with clients, suppliers, creditors and shareholders, among other types of publics; the instatement of the Audit and Variable Compensation Committees for assisting the Board of Directors; and the implementation of the Procedure of manifestations related to accounting and control aspects, which enables the sending of manifestations by any person, in a confidential and anonymous way, directly to the Audit Committee and the Board of Directors.

Corporate Sustainability Index

Iochpe-Maxion's shares (MYPK4 – PN) were chosen to integrate the ISE (Corporate Sustainability Index), created in 2005 by BOVESPA based on the studies carried out by a Deliberative Council , which considered four basic criteria: corporate governance, financial performance, social commitment and environmental targets. It is worth pointing out that the ISE was developed with the purpose of being a share index capable of indicating a reference for socially responsible investments and promoting good practices in the Brazilian corporate environment. The 28 companies and 34 shares that integrate ISE's first theoretical portfolio were chosen for being socially responsible, sustainable and profitable companies, capable of generating value for shareholders in the long-term horizon due to their higher capacity of facing economic, social and environmental risks.

Disclosure Policy

Aiming at disclosing precise and quality information and, thus, establishing an increasingly close, constructive and participative dialogue with the various types of public integrating the capital markets, Iochpe-Maxion promoted four quarterly meetings with the financial community for the results disclosure in 2005. In November, for the sixth consecutive year, it organized in São Paulo the meeting with representatives of APIMEC – Association of Capital Markets Analysts and Investment Professionals. The event ensured the achievement of "Selo Prata" (Silver Seal) by the company, an assiduity award granted by APIMEC.

20.00 – CORPORATE GOVERNANCE INFORMATION

In addition to taking part in conferences and meetings at the invitation of Banks and Brokerage Companies, Iochpe-Maxion performed road shows in the main financial centers of Brazil, Europe and the United States during 2005.

In order to ensure transparency, reliability, promptitude and horizontality in the disclosure of data and information related to the company, Iochpe-Maxion adopts an "Information Disclosure Policy", which somehow may influence the quotation of its securities and the investors' decision to purchase, sell or keep the company's shares.

From a practical point of view, one of the most important tools of such commitment is the Investor Relations website, accessed through the address www.iochpe-maxion.com.br. Permanently improved and updated, the website provides releases distributed to the press and annual reports, as well as material facts, presentations and financial statements.

Board of Directors

In accordance with the rules determined by the company's Bylaws, Iochpe-Maxion's Board of Directors is comprised of eight members, elected for a term of office of one year, and reelection is allowed. One of the positions is taken by an independent board member, chosen by shareholders holding preferred shares not pertaining to the control block based on a three-name list presented by the control block shareholders. The Board is a joint committee, responsible for establishing the general guidelines and policies of businesses, including the long-term strategy. It meets monthly, on an ordinary basis, and on an extraordinary basis whenever called.

Board of Executive Officers

Responsible for the conduction of businesses and the execution of resolutions indicated by the Board of Directors, Iochpe-Maxion's Board of Executive Officers is comprised of four members with term of office of one year, and reelection is allowed. The officers do not belong to the Board of Directors.

Fiscal Council

The Fiscal Council is comprised of three members, two of whom are chosen by majority shareholders and one by the shareholders holding preferred shares not pertaining to the control block, verified by the General Meeting. The main responsibilities of the Fiscal Council – which is independent from the management and the independent auditors – comprise the analysis of the financial statements and the reporting of the respective opinions to the company's shareholders.

Assistance Committees

During 2005, Iochpe-Maxion's Board of Directors instated two Assistance Committees, increasing the efficiency, thoroughness and scope of its operation.

20.00 – CORPORATE GOVERNANCE INFORMATION

- **Audit Committee**

It is comprised of three members, with a term of office of one year, determined by the Board of Directors. At least one of the three members of the Audit Committee shall be also a Board Member.

Its main attributions are:

- To assess and recommend to the Board of Directors the companies that may be hired as External Auditors.
- To provide opinion on the choice or change of the internal audit's senior executive or the general accountant.
- To assess the external audits' results and include opinions, when required.
- To review the quarterly balance sheets.
- To review internal processes and controls.
- To assess the warning systems for effective or potential risks, as well as the risk management policy.
- To assess policies and practices in order to ensure the integrity of financial reports.
- To assess possible changes proposed regarding accounting principles and practices.
- To assess the performance of the financial and audit teams, internal and external.

The Audit Committee is constituted as follows:

- **Mauro Knijnik**, Iochpe-Maxion's Board Member.
- **Mauro Litwin Iochpe**, Iochpe-Maxion's Board Member.
- **Pedro Ozires Predeus**, 61 years old, is an accountant, and has achieved the position of PricewaterhouseCoopers' Partner, where he has worked for 30 years.
- **Variable Compensation Committee.**

Its three members, with a term of office of one year, are chosen by the Board of Directors. It is not mandatory for the appointed persons to be also board members.

The main attributions of the Committee are:

- To review and recommend to the Board of Directors the salary, bonus, stock options and other possible benefits for the Company's executives.
- To periodically review and recommend the necessary changes in the policies and compensation programs for the executives in order to adjust them to the market standards and the expected performance.
- To periodically review and assess changes in the Company's stock option program and make recommendations to the Board of Directors.

Iochpe-Maxion's Variable Compensation Committee is constituted as follows:

- **Caio Marcio de Ávila Martins Pinhão,** Iochpe-Maxion's Board Member.
- **Nildemar Secches, Iochpe-Maxion's Board Member.**

01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

20.01 – DESCRIPTION OF CHANGED INFORMATION

CHANGE OF TABLE: Group 03 – Capital Distribution

03.02 – Share status

Item 001 – Iochpe Company

Item 006 – ISI Participações Ltda.

01.01 – IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

TABLE OF CONTENTS

01.01 – IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ (CORPORATE TAXPAYER No.)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

TABLE OF CONTENTS